Form 10-K, Exhibit 13
period 1993-12-31
PITTWAY CORP /DE/
filed 1994-03-28
CIK 93469

                                              EXHIBIT 13
                                              PITTWAY CORPORATION
                                              DECEMBER 31, 1993

                                              FORM 10-K

                   Pittway Corporation and Subsidiaries
                     Consolidated Statement of Income
           For The Years Ended December 31, 1993, 1992 and 1991
                 (Dollars in Thousands, Except Per Share)

                                          1993          1992
   1991
Continuing Operations:
  Net Sales...........................  $650,105      $568,301
 $516,343
  Operating Expenses:
    Cost of sales.....................   398,756       346,034
  316,991
    Selling, general and
      administrative..................   200,088       185,369
  173,948
    Depreciation and amortization.....    17,249        14,829
   13,783
                                         616,093       546,232
  504,722
  Operating Income....................    34,012        22,069
   11,621



  Other Income (Expense):
      Income from marketable
       securities and other interest..     2,855         2,585
    1,382
     Interest expense.................    (2,789)       (3,344)
   (4,196)
     Income (loss) from investments...     2,573         1,831
   (1,516)
     Miscellaneous, net...............      (511)       (1,288)
      234
                                           2,128          (216)
   (4,096)
  Income From Continuing Operations
    Before Income Taxes...............    36,140        21,853
    7,525


  Income Taxes (Note 4):
     Current..........................     8,436         4,055
    5,498
     Deferred.........................     6,464         5,338
   (2,344)
                                          14,900         9,393
    3,154
  Income From Continuing Operations...    21,240        12,460
    4,371



Income From Discontinued Operations
(Note 1):
   Earnings from discontinued
     operations, net of income taxes
     of $3,560, $11,578 and $13,496,
     respectively.....................     6,940        18,380
   21,145
   Net gain on disposal of
     discontinued operations,
     net of income taxes of
     $9,779...........................                  16,558
   Cumulative effect of change in
     accounting for income taxes......     3,106

                                          10,046        34,938
   21,145

Income Before Cumulative Effect of
  Changes in Accounting Principles....    31,286        47,398
   25,516

Cumulative Effect of Changes in
  Accounting For Income Taxes and
  Postretirement Benefits.............     1,535


Net Income............................  $ 32,821      $ 47,398
 $ 25,516



Per Share of Common and Class A Stock
(Note 5):
  Income from continuing operations...  $   1.52      $    .90
 $    .32
  Income from discontinued operations.       .72          2.52
     1.53
  Cumulative effect of changes in
    accounting principles.............       .11

  Net income..........................  $   2.35      $   3.42
 $   1.85



Average number of shares
  outstanding (in thousands) (Note 5).    13,941        13,851
   13,823




See Summary of Accounting Policies and Notes to Consolidated
Financial Statements.

                   Pittway Corporation and Subsidiaries
                        Consolidated Balance Sheet
                        December 31, 1993 and 1992
                 (Dollars in Thousands, Except Per Share)

ASSETS                                              1993
    1992
Current Assets:
  Cash and equivalents.........................   $  1,908
  $  3,638
  Marketable securities, at the lower
    of cost or market..........................     31,407
    32,831
  Accounts and notes receivable, less
    allowance for doubtful accounts of
    $5,521 in 1993 and $5,867 in 1992..........    115,947
    99,638
  Inventories (Note 3).........................    100,065
    86,561
  Future income tax benefits (Note 4)..........     15,232
    13,513
  Prepayments, deposits and other..............      7,974
    13,836
                                                   272,533
   250,017




Property, Plant and Equipment, at cost:
  Buildings....................................     25,530
    26,098
  Machinery and equipment......................    132,168
   110,652
                                                   157,698
   136,750
  Less:  Accumulated depreciation..............     81,375
    71,845
                                                    76,323
    64,905
  Land.........................................      2,403
     2,983
                                                    78,726
    67,888




Investments:
  Real estate and other ventures...............     51,153
    39,713
  Leveraged leases (Note 9)....................     21,954
    18,720
                                                    73,107
    58,433




Other Assets:
  Goodwill, less accumulated amortization
    of $6,159 in 1993 and $5,064 in 1992.......     40,357
    41,331
  Other intangibles, less accumulated
    amortization of $8,288 in 1993 and
    $7,297 in 1992.............................      6,658
     5,483
  Notes receivable.............................      5,362
     7,958
  Investment in discontinued
    operations (Note 1)........................
   137,648
  Miscellaneous................................      5,234
     5,248
                                                    57,611
   197,668
                                                  $481,977
  $574,006



See Summary of Accounting Policies and Notes to Consolidated
Financial Statements.
Page 20

LIABILITIES AND STOCKHOLDERS' EQUITY                    1993
   1992
Current Liabilities:
  Notes payable (Note 8).........................     $ 30,859
 $  2,001
  Long-term debt due within one year (Note 8)....        5,649
    5,826
  Dividends payable..............................        1,757
       74
  Accounts payable...............................       44,489
   46,472
  Accrued expenses...............................       33,744
   30,809
  Income taxes payable...........................        4,911
    2,187
  Retirement and deferred compensation plans.....          605
    1,511
  Unearned income................................        5,320
    4,662
                                                       127,334
   93,542




Long-Term Debt, less current maturities (Note 8):
  Notes payable, 8.6%, due in annual
    installments through 1996....................        3,750
    8,750
  Other notes and mortgages payable, 6.0% - 8.25%
    due in monthly and annual installments
    through 2000.................................        2,333
      851
                                                         6,083
    9,601




Deferred Liabilities:
  Income taxes (Note 4)..........................       51,883
   48,722
  Other..........................................        4,613
    2,640
                                                        56,496
   51,362




Stockholders' Equity:
  Preferred stock, authorized 2,000,000 shares;
    none issued..................................
  Common capital stock, $1 par value (Note 5) -
    Common stock, authorized 30,000,000 shares;
     2,626,024 shares issued and outstanding.....        2,626
    2,626
    Class A stock, authorized 24,000,000 shares;
     11,314,700 shares issued and outstanding....       11,315
   11,315
  Capital in excess of par value.................       28,348
   28,348
  Retained earnings..............................      253,628
  381,138
  Cumulative foreign currency translation
    adjustment...................................       (3,853)
   (3,926)
                                                       292,064
  419,501
                                                      $481,977
 $574,006


                                                               Page 21

                   Pittway Corporation and Subsidiaries
                   Consolidated Statement of Cash Flows
           For The Years Ended December 31, 1993, 1992 and 1991
                          (Dollars in Thousands)

                                               1993        1992
   1991
Cash Flows From Continuing
 Operating Activities:
 Income from continuing operations......... $ 21,240    $ 12,460
$  4,371
 Adjustments to reconcile income from
  continuing operations to net cash
  provided by continuing operations:
   Depreciation and amortization...........   17,249      14,829
  13,783
   Deferred income taxes...................    6,464       5,338
  (2,344)
   Retirement and deferred compensation
    plans..................................    1,231        (325)
   4,269
   Income/loss from investments
    adjusted for cash
    distributions received.................      330      (1,678)
   1,572
   Provision for losses on accounts
    receivable.............................    2,938       2,806
   4,530
   Change in assets and liabilities,
    excluding effects from acquisitions,
    dispositions and foreign currency
    adjustments:
     Increase in accounts and
      notes receivable.....................  (23,340)    (16,835)
  (9,384)
     Increase in inventories...............  (13,946)     (3,639)
  (5,093)
     (Decrease) increase in accounts
      payable and accrued expenses.........     (930)      4,762
  10,770
     Increase (decrease) in income taxes
      payable..............................    7,284      (6,758)
   2,052
     Other changes, net....................    2,340      (4,508)
   2,045
 Net cash provided by continuing
  operations...............................   20,860       6,452
  26,571


Cash Flows From Investing Activities:
 Capital expenditures......................  (29,478)    (17,187)
 (13,872)
 Disposition of property and equipment.....      585       1,256
     822
 Additions to real estate investments and
  other ventures...........................  (12,317)    (19,370)
  (7,361)
 Dispositions of businesses................                  100
   3,231
 Collections of notes receivable...........    5,434       1,630
   2,097
 Net decrease (increase) in marketable
  securities...............................    1,424     (32,831)
 Net assets of businesses acquired,
  net of cash..............................   (3,430)     (4,208)
  (2,677)
 Net cash used by investing activities.....  (37,782)    (70,610)
 (17,760)


Cash Flows From Financing Activities:
 Net increase (decrease) in notes payable..   29,200      (7,477)
  (3,679)
 Proceeds of long-term debt................    1,996
   1,313
 Repayments of long-term debt..............   (5,405)    (12,201)
  (1,138)
 Dividends paid............................   (5,722)    (17,372)
 (10,412)
 Net cash provided (used) in financing
  activities...............................   20,069     (37,050)
 (13,916)


Effect of exchange rate changes on cash....     (166)       (447)
     (58)


Cash Flows From Discontinued Operations:
 Net proceeds from divestitures, net of
  income taxes of $9,779...................               81,580
 Cash (used) provided by operating,
  investing and financing activities.......   (4,711)     (2,007)
  22,163
 Net cash (used) provided by discontinued
  operations...............................   (4,711)     79,573
  22,163


Net (decrease) increase in cash and
 equivalents...............................   (1,730)    (22,082)
  17,000

Cash and equivalents at beginning of period    3,638      25,720
   8,720
Cash and equivalents at end of period...... $  1,908    $  3,638
$ 25,720


Supplemental cash flow disclosure:
 Interest paid............................. $  2,804    $  3,752
$  3,730
 Income taxes paid.........................    8,939      31,591
  14,391

See Summary of Accounting Policies and Notes to Consolidated
Financial Statements.

                   Pittway Corporation and Subsidiaries
              Consolidated Statement of Stockholders' Equity
           For The Years Ended December 31, 1993, 1992 and 1991
                 (Dollars in Thousands, Except Per Share)

                                  Cumulative

                                   Foreign

            Capital In             Currency
                                   Common Stock            Class
A Stock        Excess of  Retained  Translation
                                 Shares     Par Value    Shares
 Par Value   Par Value  Earnings  Adjustment
Balance - December 31, 1990... 2,626,024     $2,626    11,179,156
   $11,179     $24,547  $336,046     $13,879
 Net income...................
                          25,516
 Cash dividends declared:
  Common stock -
   $.60 per share.............
                          (1,575)
  Class A stock -
   $1.10 per share............
                         (12,321)
 Shares issued pursuant to
  performance awards..........                             20,783
        21         321
 Translation adjustment.......
                                        (661)
Balance - December 31, 1991... 2,626,024      2,626    11,199,939
    11,200      24,868   347,666      13,218
 Net income...................
                          47,398
 Cash dividends declared:
  Common stock -
   $.60 per share.............
                          (1,576)
  Class A stock -
   $1.10 per share............
                         (12,350)
 Shares issued pursuant to
  performance awards..........                            114,761
       115       3,480
 Translation adjustment.......
                                     (17,144)
Balance - December 31, 1992... 2,626,024      2,626    11,314,700
    11,315      28,348   381,138      (3,926)
 Net income...................
                          32,821
 Cash dividends declared:
  Common stock -
   $.45 per share.............
                          (1,183)
  Class A stock -
   $.55 per share.............
                          (6,222)
 Distribution of
   AptarGroup, Inc. common
   stock to stockholders......
                        (152,926)        (90)
 Translation adjustment.......
                                         163
Balance - December 31, 1993... 2,626,024     $2,626    11,314,700
   $11,315     $28,348  $253,628     $(3,853)



See Summary of Accounting Policies and Notes to Consolidated
Financial Statements.

Summary of Accounting Policies
(Dollars in Thousands)

Basis of Presentation
      The consolidated financial statements include the accounts of Pittway Corporation and its majority-owned subsidiaries (the "Company"). The Company follows the equity method of accounting for its investments in greater than 20%-owned but less than majority-owned affiliates. All significant intercompany accounts and transactions have been eliminated. Except where otherwise indicated, the following notes relate to continuing operations consisting principally of alarm systems businesses and trade publishing.

Cash Equivalents
      Cash equivalents are generally comprised of highly liquid instruments with original maturities of three months or less, such as treasury bills, certificates of deposit, commercial paper and time deposits.

Marketable Securities
      Marketable securities consist of equity and debt securities carried at the lower of aggregate cost or market value. Net realized gains (losses) in 1993 and 1992 and unrealized gains and losses at December 31, 1993 were not significant.

Inventories
      Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. Cost of substantially all domestic inventories is determined by using the last-in, first-out (LIFO) method, while the remaining inventories are valued primarily using the first-in, first-out (FIFO) method.

Property, Plant and Equipment
      Property, plant and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Depreciation expense amounted to $14,664, $12,526 and $11,504 in 1993, 1992 and 1991, respectively.

Investments
      Real estate and other ventures - These investments consist principally of equity interests in limited real estate partnerships, land held for development, an affiliate that manufactures encryption and data communication devices, a residential security products company and a satellite broadcast company. The Company's adjusted basis in certain of the limited real estate partnerships is carried at zero, the affiliate is carried at equity and investments in other partnerships and ventures are carried on a cost basis. Cash distributions received from these partnerships and ventures, other than the affiliate, were recorded as income from investments and were not significant.
      Leveraged leases - The Company's investment in leveraged leases consists of the rentals receivable net of the principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as leveraged lease revenue in income from investments over the lease term.

Intangible Assets
      Management believes that goodwill, trademarks and tradenames acquired in purchase transactions have continuing value. It is the Company's policy to amortize such costs over periods of up to 40 years except for the costs of such assets acquired prior to 1970. Intangible assets of approximately $3,356 related to pre-1970 acquisitions are not being amortized because the Company believes there has been no diminution of value.
      Other intangibles acquired in purchase transactions or developed, consisting of non-compete agreements, customer mailing lists, patents and software development costs, are capitalized and amortized over their useful lives.

Research and Development Expenses
      Research and development costs are expensed as incurred.
These costs amounted to $10,814, $10,040 and $10,298 in 1993,
1992 and 1991, respectively.

Income Taxes
      Provisions for income taxes recognize the tax effects of all transactions entering into the determination of net income for financial statement purposes, irrespective of when such transactions are reported for income tax purposes. In general, depreciation is computed on a straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Deferred income taxes and future income tax benefits have been recognized for all temporary differences.
      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes (see Note 4).

Product Liability and
Workers Compensation Claims
      Provisions are made for estimated losses from products liability and workers compensation claims which are not covered by insurance.

Translation of Foreign Currencies
      The functional currency of the Company's foreign operations is the local currency. Accordingly, assets and liabilities of foreign operations are translated to U.S. dollars at the rates of exchange on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity. Transaction gains and losses are reflected in miscellaneous income and amounted to expenses of $523, $1,020 and $256 in 1993, 1992 and 1991, respectively.


Notes To Consolidated Financial Statements
(Dollars in Thousands, Except Per Share)


Note 1 - Discontinued Operations
      The Company distributed its investment, carried at $153,016, in the Seaquist packaging group (now known as AptarGroup, Inc.)
to stockholders in a tax-free spinoff on April 22, 1993.
      In July 1992, the Company sold its First Alert/BRK Electronics business to a new company formed by BRK management and an investment firm. The sale price was $87,154 plus a 16
2/3% ownership interest in the new company valued at $5 million. In October 1992, the Company sold its Barr packaging division operations, excluding real estate, for $4,205 cash and a $3,200 two-year note. The net after-tax gain on the 1992 divestitures amounted to $16,558, or $1.20 per share.
      At December 31, 1992, the investment in the net assets of the discontinued operations consisted of:

     Current assets.................    $132,811
     Current liabilities............    (102,329)
     Net current assets.............      30,482
     Net fixed assets...............     138,250
     Other noncurrent assets........      31,589
     Noncurrent liabilities.........     (62,673)
                                        $137,648

Net sales of the discontinued operations prior to their respective dispositions were $117,473, $451,092 and $465,288 in 1993, 1992 and 1991, respectively.
Note 2 - Acquisitions and Dispositions
      During 1993, the Company acquired the assets and business of a domestic access control manufacturer and two publications for $3,430 cash.
      During 1992, the Company acquired the assets and business of a domestic manufacturer of lighting control equipment and two publications for $4,208 cash. The Company sold a magazine for $100 cash and a $400 note.
      During 1991, the Company acquired the assets and business of a foreign manufacturer of fire alarm controls for $2,677 cash. Also, in 1991, the Company sold its expedited ground transportation service business to its management. The aggregate proceeds were approximately $5,431, including $2,200 of subordinated notes due in 1995 and 1996. No significant gain or loss resulted from this transaction.
      All the aforementioned acquisitions were accounted for as purchase transactions. The impact of these acquisitions on consolidated results of operations was not significant. These companies have been included in the consolidated financial statements from their respective dates of acquisition or to the date of disposition.

Note 3 - Inventories
      At December 31, 1993 and 1992 approximately 86% and 85%, respectively, of the total inventories are accounted for by the LIFO method. At year end, inventories consist of:

                                                   1993
   1992
     Raw materials........................      $ 23,313
$ 20,684
     Work-in-process......................         9,311
  10,463
     Finished goods -
       Manufactured by the Company........        33,912
  30,684
       Manufactured by others.............        34,087
  26,185
          Total...........................       100,623
  88,016
     Less LIFO reserve....................          (558)
  (1,455)
                                                $100,065
$ 86,561

The LIFO reserve represents the excess of FIFO cost, which approximates current cost, over the LIFO value of inventory.

Note 4 - Income Taxes
      Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". The cumulative effect of the change as of January 1, 1993 was a benefit of $1,965 ($.14 per share) for continuing operations and $3,106 ($.22 per share) for discontinued operations. As a result of the 1993 increase in the U.S. federal income tax rate from 34% to 35%, the current year effect was to in-crease the Federal income tax provision by $1,202 consisting of $400 ($.03 per share) related to 1993 income and $802 ($.06 per share) to increase prior accumulated deferred taxes.
      Income from continuing operations before income taxes consists of:

                                         1993        1992
1991
Domestic income.....................    $39,985     $23,969    $
8,883
Foreign loss........................     (3,845)     (2,116)
(1,358)
                                        $36,140     $21,853    $
7,525

      The provision for income taxes consists of:

                                         1993        1992
1991
Current
     Federal........................    $ 5,819     $ 2,383    $
3,455
     State and local................      2,000       1,335
1,272
     Foreign........................        617         337
771
                                          8,436       4,055
5,498
Deferred
     Federal........................      7,131       5,284
(1,797)
     Foreign........................       (667)         54
(547)
                                          6,464       5,338
(2,344)
                                        $14,900     $ 9,393    $
3,154

      The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 to income from continuing operations before income taxes is as follows:

                                         1993        1992
1991
Income tax at statutory rate.......     $12,649     $ 7,430    $
2,559
Tax effect of -
  State income taxes, net of
   federal benefit.................       1,300         879
839
  U.S. income tax rate increase on
   cumulative timing differences...         802
  Earnings of non-consolidated
   affiliates......................        (299)       (142)
(1,597)
  Foreign operations...............       1,296       1,112
567
  Amortization of intangibles......         426         324
360
  Reserves no longer required......        (800)
  Other items, net.................        (474)       (210)
426
Actual income tax provision........     $14,900     $ 9,393    $
3,154
Effective income tax rate..........        41.2%       43.0%
41.9%

      During 1992 and 1991, respectively, deferred income taxes (benefits) provided for temporary differences in the recognition of revenue and expense for tax and financial statement purposes consisted principally of the following: purchased tax benefit leases - $(2,556) and $(3,422); real estate ventures - $3,775 and $659; leveraged leases - $1,900 and $1,405; retirement and deferred compensation plans - $1,130 and $(669); inventory valuation - $495 and $(13); and bad debts - $233 and $(375).
      The components of the deferred tax liabilities (assets) at December 31, 1993 are comprised of the following:

Leveraged leases.........................   $ 16,689
Real estate ventures -
   Affordable housing....................      5,309
   Other.................................     15,210
Purchased tax benefit leases.............      5,952
Depreciation.............................      2,293
State income taxes, net of
  federal benefit........................      5,354
Other ...................................      1,076
Total deferred tax liabilities...........     51,883
Inventory valuation......................     (5,503)
Tax loss carryforwards...................     (5,620)
State income taxes, net of
  federal benefit........................     (2,420)
Bad debts................................     (2,044)
Workers compensation.....................     (1,191)
Other ...................................     (4,074)
Total deferred tax assets................    (20,852)
Valuation allowance......................      5,620
Net deferred tax liability...............    $36,651

The valuation allowance relates to tax loss carryforwards of which $2,362 will be credited to goodwill when and if utilized.

Note 5 - Capital Stock and Earnings per Share
      Except for voting and dividend rights, the two classes of common capital stock are identical. Class A stockholders are entitled to one-tenth vote per share and have the right to elect 25% of all directors, but not less than two. Common stockholders are entitled to one vote per share and have the right to elect the remaining number of directors. Upon a change of control of the Company (as defined in the Company's certificate of incorporation), the Class A stock will automatically be changed into Common stock.

      Cash dividends declared on Class A stock are required to be
2.5 cents per share more than dividends declared on Common stock (up to a maximum of 10 cents per share per year). The 2.5 cents premium was increased to 12.5 cents for each dividend declared in the ten quarters beginning with the third quarter of 1990 and ending with the fourth quarter of 1992. As provided in a 1989 corporate charter amendment creating the Class A stock, the increase in Class A dividends was required due to the relative market prices of Common and Class A stock during the three months ended June 28, 1990. Beginning with dividends declared in the second quarter of 1993, the quarterly dividends on Common stock and Class A stock were reduced by $.05 as a result of the spinoff of AptarGroup, Inc. on April 22, 1993.
      Net income per share of common capital stock is based on the combined weighted average number of Class A and Common shares outstanding which does not include shares issuable upon exercise of outstanding non-qualified stock options or shares distributable as performance share awards because the dilutive effect is not significant.
Note 6 - Stock Options and Awards
      The Company's 1990 stock awards plan provides for the issuance of up to 500,000 shares of Class A stock to employees pursuant to options, performance share rights and other awards. Certain awards are payable in the form of Class A stock or cash. Performance share rights and non-qualified options vest ratably over terms of three years and five years and are exercisable up to ten years from date of grant. During 1993 the Compensation Committee amended the options then outstanding to reflect the valuation of the AptarGroup, Inc. spunoff in April 1993 by increasing the options granted by 10,500 shares. During 1992, the Company vested and issued shares or paid in cash all performance share rights then outstanding.
      Activity in options and performance share rights for Class A stock is summarized as follows (prices shown are per share):

                                                     1993
1992
Outstanding at beginning of year.................    10,000
122,840
Rights granted ($30.13 and $26.50)...............    17,595
58,986
Options granted ($25.63).........................   121,948
Issued in stock ($17.50 to $33.27)...............
(114,761)
Paid in cash ($17.50 to $34.38)..................
(56,887)
Canceled ($26.38)................................
(178)
Outstanding at end of year ($9.48 to $30.13
   and $9.48 to $13.57)..........................   149,543
10,000
Exercisable at end of year.......................         0
   0
Available for grant..............................   225,915
365,232

      In addition, the Company has granted other awards which provide additional deferred compensation based on the fair market value or the increase in fair market value of the Company's Class A stock. The cost of these compensation agreements is provided currently as it relates to prior service and ratably over the employees' future employment as it applies to future service. Awards of performance share rights are expensed as compensation at the date of grant. Expense under all of these arrangements amounted to $1,180, $2,098, and $2,351 in 1993, 1992 and 1991,
respectively.

Note 7 - Retirement Plans
      The Company has various noncontributory retirement plans covering substantially all current and certain former domestic employees. Retirement benefits for employees in foreign countries are generally provided by national statutory programs. Benefits for domestic employees are based on years of service and annual compensation as defined by each plan. The Company's policy is to fund pension costs accrued. In early 1991 the Company withdrew from participation in a union sponsored retirement plan. Under the terms of the termination agreement, the Company recorded a total withdrawal liability of $1,655. Prior to withdrawal, the Company's contribution to such a plan was determined and funded based on a collective bargaining arrangement.
      In 1992 the Company recognized a curtailment gain of $1,845 resulting from a net decrease in projected benefit obligations (less unrecognized prior service costs) of employees of the divisions sold. This gain is included in the net gain on disposal of discontinued operations.
      The components of net pension cost (income) for the plans consists of:

                                         1993        1992
1991
Service cost - benefits earned
  during the year...................   $ 3,154     $ 3,181      $
3,086
Interest cost on projected benefit
  obligation........................     3,410       3,181
3,028
Actual return on plan assets........   (12,563)    (11,745)
(12,598)
Net amortization and deferred gains
  and losses........................     5,165       5,567
7,396
Net pension cost (income)...........   $  (834)    $   184      $
 912

      The reconciliation of the funded status of the plans at year end follows:

                                                1993
 1992
Actuarial present value of benefit
obligations:
  Vested benefit obligation.........          $(39,426)
$(37,303)
  Nonvested benefit obligation......              (952)
 (1,312)
    Accumulated benefit obligation..           (40,378)
(38,615)
Excess of projected benefit
  obligation over accumulated
  benefit obligation................           (11,724)
(10,487)
Projected benefit obligation........           (52,102)
(49,102)
Plan assets at fair value...........            86,734
 77,677
Plan assets in excess of
  projected benefit obligation......            34,632
 28,575
Unrecognized net gain...............           (21,969)
(15,584)
Unrecognized prior service cost.....             1,921
  2,225
Unamortized transition net asset....           (10,254)
(11,720)
Prepaid pension cost included
  in the consolidated balance sheet.          $  4,330
$  3,496

      Plan assets consist primarily of U.S. government obligations, investment grade corporate bonds and common and preferred stocks. The projected benefit obligation was determined using an assumed discount rate of 7% and an assumed rate of increase in compensation of 5% for both years. The expected long-term rate of return on plan assets was 7% for both years.
      Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", which requires the accrual of the expected cost of retiree medical and life insurance benefits over the period the employee provides services to the Company. Prior to the change, costs were charged to expense as incurred. The cumulative effect reported in the 1993 consolidated statement of income is an after-tax charge of $430, or $(.03) per share. The annual expense for these postretirement benefits was not significant in 1993, 1992 or 1991.

Note 8 - Debt
      The average annual interest rate on short-term notes payable was approximately 4.3% (3.6% domestic and 11.8% foreign) and 16.2% (all foreign) at December 31, 1993 and 1992, respectively. There are no compensating balance or commitment fee requirements associated with these short-term borrowings. The Company has guaranteed indebtedness of $1,200 relating to real estate ventures in which it participates. Under the terms of the 8.6% notes payable, retained earnings available for dividends amounted to $73,501 at December 31, 1993.
      Aggregate long-term maturities due annually for the five years beginning in 1994 are $5,649, $4,050, $288, $297, $1,225 and $223 thereafter.

Note 9 - Leveraged Leases
      The Company is an equity participant in leveraged leases of aircraft and communication satellite transponders. As the Company has no general liability for the nonrecourse debt attributable to the acquisition of such assets, the debt has been offset against the related rentals receivable. The net investment in leveraged leases consists of:

                                               1993
1992
Rentals receivable (net of principal
  and interest on nonrecourse debt).          $15,069
$13,917
Estimated residual value............           13,641
11,308
Unearned and deferred income........           (6,756)
(6,505)
Investment in leveraged leases......           21,954
18,720
Deferred income taxes...............          (16,689)
(12,562)
Net investment......................          $ 5,265           $
6,158

      A summary of the components of income from leveraged leases follows:

                                          1993       1992
1991
Income before income taxes..........    $ 1,706    $ 1,414    $
137
Current income tax benefit..........      3,711      1,700
1,367
Deferred income taxes...............     (4,183)    (1,900)
(1,405)
Income from leveraged leases........    $ 1,234    $ 1,214    $
99

      Minimum annual rent receivable (net of principal and interest on nonrecourse debt) under leveraged leases for the next five years beginning with 1994 are $223, $1,305, $274, $567,
$1,490 and an aggregate of $11,210 thereafter.

Note 10 - Lease Commitments
      The Company leases certain manufacturing facilities, warehouses, office space and equipment under noncancelable operating leases expiring at various dates through the year 2005. Most of the leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Minimum annual rental commitments under all noncancelable leases for the next five years beginning with 1994 are $11,242, $10,189, $8,849, $8,095, $7,332 and an aggregate of
$14,014 thereafter. Rental commitments are stated net of minimum sublease rentals aggregating $4,502. Total rent expense (including taxes, insurance and maintenance when included in the rent) amounted to $15,484, $14,365 and $12,237 in 1993, 1992 and
1991, respectively.

Note 11 - Contingencies and Commitments
      In 1989, a judgment was entered against Saddlebrook Resorts, Inc. ("Saddlebrook"), a former subsidiary of the Company, in a lawsuit which arose out of the development of Saddlebrook's resort and a portion of the adjoining residential properties owned and currently under development by the Company. The lawsuit alleged damage to plaintiffs' adjoining property caused by surface water effects from improvements to the properties. Damages of approximately $8 million were awarded to the plaintiffs and an injunction was entered requiring, among other things, that Saddlebrook work with local regulatory authorities to take corrective actions. In December 1990 the trial court entered an order vacating the judgment and awarding a new trial, which was affirmed on appeal in March 1992. On remand to the trial court, Saddlebrook's motion for summary judgment, on the ground that plaintiff's claims were fully tried and rejected in a related administrative proceeding, is pending. If that motion is not granted, retrial is currently set for October 1994. The Company and Saddlebrook have entered into an agreement to split equally the costs of the defense of the litigation, the costs of the ultimate judgment, if any, and the costs of mandated remedial work. The agreement provides for the Company to make subordinated loans to Saddlebrook to enable Saddlebrook to pay its half of the costs of the latter two items. No loans have been made to date. The Company believes that the ultimate outcome of the aforementioned lawsuit will not have a material adverse effect on its financial statements.
      The Company has committed to invest up to a total of $17 million for certain ventures through 1996, including $6.7 million due in 1994 to complete its investment commitment in a satellite broadcasting company.
      The Company in the normal course of business is subject to a number of lawsuits and claims both actual and potential in nature. While management believes that resolution of existing claims and lawsuits will not have a material adverse effect on the Company's financial statements, management is unable to estimate the magnitude of financial impact of claims and lawsuits which may be filed in the future.

Note 12 - Fair Value of Financial Instruments
      The carrying amount of cash and equivalents, accounts receivable, short-term marketable securities, accounts payable, accrued expenses and notes payable approximates fair value because of the short maturity of these instruments. At December 31, 1993 and 1992, the estimated fair values of the Company's notes receivable exceed their carrying values of $9,321 and $12,174 by approximately $1,700 and $1,200, respectively, and the estimated fair values of the Company's long-term debt exceed their carrying values of $11,732 and $15,427 by approximately $300 and $600, respectively. These fair values were calculated based upon the present value of estimated cash flows using appropriate discount rates. The estimated fair values of the Company's long-term investments which are considered financial instruments (investments in affordable housing projects, zero basis real estate ventures, a satellite broadcasting company and a residential security products company) exceed their carrying values of $26,708 (excluding related deferred income taxes) at December 31, 1993 by $17,300 based upon available information. The estimated fair values of such long-term investments at December 31, 1992 approximate their carrying values (excluding related deferred income taxes) of $19,517. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts and the estimates presented above may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Note 13 - Segment Information
      The Company operates principally in two industry segments. The Alarm and Other Security Products segment involves the design, manufacture and sale of an extensive line of burglar alarm and commercial fire detection and alarm components and systems and the distribution of alarm and other security products manufactured by other companies.
      The Publishing segment is engaged in the publication of national business magazines with other businesses in the marketing-communications field.
      Sales within and between segments and geographic areas are made at approximate arm's-length prices. Operating income consists of sales less operating expenses. Certain overhead support expenses previously classified as general corporate operating expenses have now been allocated to industry segments and totaled in 1993, 1992 and 1991, respectively: $1,945, $1,855 and $1,147 for Alarm and Other Security Products and $804, $771 and $732 for Publishing. Sales and expenses which were not related to or identifiable with specific segments are included in General Corporate and Other. Identifiable assets are those assets that are specifically identified with the industry segments and geographic areas in which operations are conducted. Eliminations include sales between segments and geographic areas and related intercompany accounts. Export sales were not material and no single customer accounted for ten percent of sales.


                                    Depreciation
                                                        Operating
    Identifiable      Capital           and
Industry Segments                       Net Sales        Income
       Assets*      Expenditures    Amortization
1993
Alarm and Other Security Products...    $482,787        $ 33,416
      $268,151       $ 23,117         $ 11,464
Publishing..........................     164,627           7,206
        78,733          6,265            5,185
General Corporate and Other.........       2,691          (6,610)
       135,093             96              600
Consolidated........................    $650,105        $ 34,012
      $481,977       $ 29,478         $ 17,249

1992
Alarm and Other Security Products...    $401,250        $ 23,644
      $225,394       $ 12,366         $  9,714
Publishing..........................     163,063           6,844
        76,665          4,777            4,468
General Corporate and Other.........       3,988          (8,419)
       134,299             44              647
Consolidated........................    $568,301        $ 22,069
      $436,358       $ 17,187         $ 14,829

1991
Alarm and Other Security Products...    $339,261        $ 15,890
      $212,787       $ 10,581         $  8,916
Publishing..........................     161,766           3,294
        74,921          2,674            3,992
General Corporate and Other.........      15,316          (7,563)
        83,667            617              875
Consolidated........................    $516,343        $ 11,621
      $371,375       $ 13,872         $ 13,783



Geographic Areas
1993
Domestic Operations.................    $606,199        $ 35,919
      $446,244
European Operations.................      38,024          (1,094)
        34,598
Other Foreign Operations............      27,243               9
        10,618
Eliminations........................     (21,361)           (822)
        (9,483)
Consolidated........................    $650,105        $ 34,012
      $481,977

1992
Domestic Operations.................    $524,922        $ 23,137
      $400,543
European Operations.................      37,495            (646)
        31,933
Other Foreign Operations............      24,189            (513)
        10,199
Eliminations........................     (18,305)             91
        (6,317)
Consolidated........................    $568,301        $ 22,069
      $436,358

1991
Domestic Operations.................    $479,707        $ 11,862
      $355,169
European Operations.................      28,211             561
        21,653
Other Foreign Operations............      24,255             300
        14,489
Eliminations........................     (15,830)         (1,102)
       (19,936)
Consolidated........................    $516,343        $ 11,621
      $371,375

*     Excludes investment in discontinued operations of $137,648 and $198,433
      in 1992 and 1991, respectively.

Note 14 - Quarterly Results (Unaudited)
      Quarterly results of operations for the years ended December
31, 1993
and 1992 are shown below:

                                                Quarter
              Total
                           First          Second       Third
Fourth       For Year
Net Sales    -1993...... $151,777        $158,414    $165,296
$174,618      $650,105
             -1992......  133,256         139,837     143,418
151,790       568,301

Gross Profit -1993......   55,356          56,583      58,309
 63,852       234,100
             -1992......   47,972          49,499      53,229
 56,738       207,438

Income from Continuing
  Operations -1993......    5,169           4,477       5,159
  6,435        21,240
             -1992......    1,251           3,364       3,574
  4,271        12,460

Income from Discontinued
  Operations -1993......    9,459(a)        1,267
   (680)(d)    10,046
             -1992......    6,692           4,955      21,079(c)
  2,212 (c)    34,938


Net Income   -1993......   16,163(a)(b)     5,744       5,159
  5,755        32,821
             -1992......    7,943           8,319      24,653(c)
  6,483 (c)    47,398

Per Share
Income from Continuing
  Operations -1993......      .37             .32         .37
    .46          1.52
             -1992......      .09             .24         .26
    .31           .90

Income from Discontinued
  Operations -1993......      .68(a)          .09
   (.05)(d)       .72
             -1992......      .48             .36        1.52(c)
    .16 (c)      2.52

Net Income   -1993......     1.16(a)(b)       .41         .37
    .41          2.35
             -1992......      .57             .60        1.78(c)
    .47 (c)      3.42

(a) Includes a $3,106 benefit ($.22 per share) for a change in accounting for income taxes.
(b) Includes a net $1,535 benefit ($.11 per share) for a change in accounting for income taxes and postretirement benefits.
(c) Includes a net after-tax gain of approximately $17,700 ($1.28 per share) in the third quarter and after-tax charges of $1,100 ($.08 per share) in
      the fourth quarter related to discontinued operations.
(d) Represents additional estimated settlement costs of outstanding claims.

Report of Independent Accountants

To the Board of Directors and Stockholders of Pittway Corporation

         In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Pittway Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Pittway Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
      As discussed in Notes 4 and 7 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions.





/s/ Price Waterhouse


Chicago, Illinois
February 23, 1994






Management's Responsibility for Financial Statements
      The financial statements of Pittway Corporation and its consolidated subsidiaries, and all other information presented in this Annual Report, are the responsibility of the management of the Company. These statements have been prepared in accordance with generally accepted accounting principles consistently applied and reflect in all material respects the substance of events and transactions that should be included.
      Management is responsible for the accuracy and objectivity of the financial statements, including estimates and judgments reflected therein, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. Management believes that the internal accounting controls in use are satisfactory to provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
      Independent accountants were selected by the Board of Directors, upon the recommendation of the Audit Committee, to audit the financial statements in accordance with generally accepted auditing standards. Their audits, as well as those of the Company's internal audit department, include a review of internal accounting control policies and procedures and selective tests of transactions.
      The Audit Committee of the Board of Directors, which consists of two directors who are not officers or employees of the Company, meets regularly with management, the internal auditors and the independent accountants to review matters relating to financial reporting, internal accounting controls, and auditing. The independent accountants have unrestricted access to the Audit Committee.

Supplemental Information
               Five Year Summary of Selected Financial Data
               (Dollars in Thousands, Except Per Share Data)

                                              1993        1992
     1991        1990        1989
Operating Results
      Net Sales of Continuing Operations... $650,105    $568,301
  $516,343    $505,243    $441,716
      Operating Income from Continuing
       Operations.........................    34,012      22,069
     11,621      16,192      12,306
      Income from Continuing Operations....   21,240      12,460
     4,371      10,596      12,835
      Income from Discontinued Operations..   10,046
34,938(c)     21,145      13,467      19,884
      Cumulative Effect of Changes in
       Accounting Principles..............     1,535
      Net Income...........................   32,821
47,398(c)     25,516      24,063      32,719
      Per Share:
       Income from Continuing Operations..      1.52         .90
        .32         .77         .93
       Income from Discontinued Operations       .72
2.52(c)       1.53         .97        1.45
       Cumulative Effect of Changes in
         Accounting Principles............       .11
       Net Income.........................      2.35
3.42(c)       1.85        1.74        2.38

      Cash Dividends Declared Per Share (a):
       Common.............................       .45         .60
        .60         .60        7.26
       Class A............................       .55        1.10
       1.10         .90        .625
      Capital Expenditures.................   29,478      17,187
    13,872      14,813      18,726
      Depreciation and Amortization........   17,249      14,829
    13,783      13,567      10,511

At Year End
      Assets of Continuing Operations......  481,977     436,358
   371,375     346,121     338,932
      Investment in Discontinued Operations              137,648
   198,433     199,832     181,478
      Total Assets.........................  481,977     574,006
   569,808     545,955     520,410
      Long-Term Debt.......................    6,083       9,601
    21,584      27,149      25,588
      Stockholders' Equity(d)..............  292,064     419,501
   399,578     388,277     365,997
       Per Share(d).......................     20.95       30.09
      28.90       28.13       26.54
      Market Price Per Share (b)(d):
       Common.............................     34.00       38.00
      33.13       23.00
       Class A............................     32.25       34.50
      29.38       17.38       36.50

(a) The cash dividends on Common stock for 1989 include $7.11 paid in connection with the December 1989 merger of the Company with its
      50.1% owned subsidiary ("Old Pittway"). In addition, the Company paid a dividend of 1.63 shares of Class A stock for each Common share at that time. Cash dividends declared per Class A share include dividends declared by Old Pittway, restated based upon the conversion ratio of three Class A shares for each Old
Pittway
      share before the merger.
(b) Historical prices for Common stock prior to 1990 are not meaningful.
      Prices for Class A stock are restated based upon the conversion ratio of three Class A shares for each Old Pittway share.
(c)   Includes net gain on disposal of discontinued operations.
(d) Stockholders' equity and market prices at December 31, 1993 reflect the spinoff of AptarGroup, Inc. in April 1993.


         Market Prices, Security Holders and Dividend Information

      The Company's Common (ticker symbol PRY) and Class A (ticker symbol PRYA)
stock are traded on the American Stock Exchange.  As of December
31, 1993,
stockholders of record totaled approximately 600 for Common and
1,300
for Class A.
      The following table sets forth, on a quarterly basis, the high and low prices for the Common and Class A stock on the American Stock Exchange, along with the cash dividends declared.

                      Common              Class A       Dividends
Declared
                High          Low    High         Low   Common
Class A
1993
Quarter:
   First........$44       $37 7/8    $39 1/8  $33 7/8   $ .15
  $.175
   Second....... 43 1/4    18 1/2     38 1/2   17 7/8     .10 (a)
   .125 (a)
   Third........ 28 1/2    24         26 5/8   21 7/8     .10 (a)
   .125 (a)
   Fourth....... 34        25         32 3/8   24 3/8     .10 (a)
   .125 (a)

1992
Quarter:
   First........$37 1/2   $31 1/2    $32 1/8  $25 5/8   $ .15
  $.275 (b)
   Second....... 37 5/8    32 1/2     32 3/4   28         .15
   .275 (b)
   Third........ 36 7/8    33 1/4     31 1/4   28         .15
   .275 (b)
   Fourth....... 40        32 5/8     34 3/4   29         .15
   .275 (b)

(a) The dividends on Common and Class A stock have been reduced to a quarterly rate of $.10 and $.125, respectively, as a result of the
      spinoff of AptarGroup, Inc. on April 22, 1993.

(b) The Class A dividends declared in 1992 include an extra $.10 per share previously required in connection with the 1989
Standard
      Shares-Pittway Merger.

Management's Discussion and Analysis of
Consolidated Results of Operations
and Financial Condition

RESULTS OF CONTINUING OPERATIONS
      Sales increased 14% in 1993 and 10% in 1992 principally due to higher sales levels in the Company's alarm system segment. Domestic sales increased 15% in 1993 and 9% in 1992. International sales, representing 10% of total consolidated sales in 1993 and 11% in 1992, relate to the alarm segment and increased 6% in 1993 and 18% in 1992. The larger increase in 1992 is primarily due to the expansion of European operations.

      Alarm product sales increased 20% in 1993 and 18% in 1992. Although the overall alarm systems industry is growing slowly, the Company's manufacturing and distribution businesses are increasing their market share as a result of growing dealer and distribution support for new products introduced in the last few years.

      Operating income increased 41% in 1993 and 49% in 1992 because of expanded sales volume in the areas noted above and because of the benefits of new product development and manufacturing efficiencies. Research and development expense amounted to $10.8 million and $10 million in 1993 and 1992, respectively, reflecting continuing development and expansion of the Company's burglar and fire alarm products and systems.

      Publishing sales for 1993 remained relatively unchanged from the 1992 and 1991 levels due to the continuing media recession. Operating income increased 5% in 1993 primarily due to the ancillary operations of the business and increased 108% in 1992 primarily due to cost controls and restructuring activities.

      Depreciation and amortization expense increased both in 1993 and 1992 as a result of capital additions, principally in the alarm segment.

      Other income (expense) was more favorable in 1993 than in 1992 because of reduced translation losses, increased income from an affiliate and from leveraged leases, and reduced interest expense. While total borrowings increased in 1993, lower interest rates on short-term notes payable and the reduction in long-term debt resulted in a decrease in interest expense. Other income (expense) was more favorable in 1992 than in 1991 because of higher income from leveraged leases, lower net interest expense and the write-off of an investment in a radio-based credit card approval service in 1991.

      Effective tax rates were 41.2% in 1993, 43.0% in 1992 and 41.9% in 1991. An analysis of the Company's effective tax rate appears in Note 4 to the Consolidated Financial Statements. As a result of the 1993 increase in the U.S. Federal income tax rate from 34% to 35%, the current year effect was to increase the Federal income tax provision by $1.2 million ($.4 million related to 1993 income and $.8 million to increase prior accumulated deferred taxes).

ACCOUNTING CHANGES
      Effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and No. 109, "Accounting for Income Taxes". The cumulative effect on prior years of the changes in accounting principles as of January 1, 1993 was a $1.9 million benefit for income taxes and a $.4 million after-tax charge for postretirement benefits.

DISCONTINUED OPERATIONS
      Sales and earnings from packaging operations decreased in 1993 due to the spinoff of AptarGroup, Inc. in April 1993. Income from discontinued operations was favorably impacted by a $3.1 million benefit from the adoption of SFAS No. 109 in the first quarter of 1993.
      Sales and earnings from packaging operations increased in 1992 as a result of improvement in the cosmetic and perfumery markets in Europe and growth in personal care markets in the United States. These favorable results were partially offset by sales and earnings reductions in the contract packaging business which was sold in October 1992. Sales and earnings of residential smoke detector and related retail products were significantly lower in 1992 compared to 1991 due to the disposition of these operations in July 1992, prior to the peak sales season.

      A net after-tax gain of $16.6 million was recorded on the 1992 divestitures.

FINANCIAL CONDITION
      The Company's financial condition remained strong through 1993. Management anticipates that operations and borrowings will continue to be the primary source of funds needed to meet ongoing programs for capital expenditures, to finance acquisitions and investments, to pay dividends and to reduce debt. The Company has an investment of $5 million in common stock of First Alert, Inc. (formerly Pittway's First Alert/BRK Electronics business). First Alert filed a registration statement with the S.E.C. in early February 1994 for an initial public offering of its common stock. If completed, the offering may also include some or all of Pittway's stockholding at a price significantly in excess of its carrying value, providing an additional source of cash for the Company.

      In 1993 the primary sources of the $21 million net cash provided by operating activities were operating profits, before depreciation, amortization and deferred taxes, and an increase in accrued income taxes. Such cash generated was partially used to finance the $37 million increase in accounts receivable and inventories. The available cash generated from operations, along with a $29 million increase in short-term borrowings, were used to pay for capital expenditures, to increase investments in a satellite broadcasting venture and in leveraged leases and to reduce outstanding debt. Capital expenditures of $29.5 million were made in 1993 primarily in the alarm system segment to increase capacity to support the increasing product sales levels and new product introductions.

      Dividend payments were lower in 1993 than in 1992 because: the dividend normally paid in January was paid in December 1992; the dividends on Class A stock in 1992 included an extra $.10 per share per quarter related to the 1989 merger of Pittway and Standard Shares, Inc.; and quarterly dividends were reduced by $.05 per share in 1993 due to the spinoff of AptarGroup, Inc.

      The Company is continually investigating opportunities for growth in related areas. It is presently committed to invest approximately $17 million in certain ventures through 1996, including $6.7 million due in 1994 to complete its investment commitment in a satellite broadcasting company.

      The Company has real estate investments in various limited partnerships with interests in commercial rental properties which may be sold or turned over to lendors due to the present weak commercial real estate market. The Company's deferred income tax liability accounts fully cover the tax payments that would be due if properties were sold or returned to the lenders and such events would have no effect on income. However, the required tax payments would negatively impact the Company's cash position.
The likelihood, extent and timing of such payments is not readily determinable, but the maximum total amount at December 31, 1993 is approximately $15.2 million.

      The impact of inflation on the Company's results of operations has lessened in recent years, although inflation does increase the Company's cost of doing business. The Company attempts to offset the impact of inflation through productivity and technological improvements, cost containment programs and by increasing its selling prices over time as allowed by market conditions. In addition, substantially all domestic inventories are valued on the last-in, first-out (LIFO) method, which generally results in reporting the cost of goods sold at approximately current costs.



                                                           Page
35