Form 10-K405, Exhibit 13
PITTWAY CORP /DE/
filed 1995-03-24
CIK 93469

                                                                    EXHIBIT 13
                                                           PITTWAY CORPORATION
                                                             DECEMBER 31, 1994

                                                                     FORM 10-K


Pittway Corporation and Subsidiaries
Consolidated Statement of Income
For The Years Ended December 31, 1994, 1993 and 1992
(Dollars in Thousands, Except Per Share)

                                          1994          1993          1992
Continuing Operations:
  Net Sales...........................  $778,026      $650,105      $568,301
  Operating Expenses:
    Cost of sales.....................   475,420       398,756       346,034
    Selling, general and
      administrative..................   232,524       200,088       185,369
    Depreciation and amortization.....    20,160        17,249        14,829
                                         728,104       616,093       546,232
  Operating Income....................    49,922        34,012        22,069


  Other Income (Expense):
     Gain on sale of investment.......    19,506
     Income from marketable
       securities and other interest..     3,955         2,855         2,585
     Interest expense.................    (3,250)       (2,789)       (3,344)
     Income from investments..........     2,506         2,573         1,831
     Miscellaneous, net...............     1,206          (511)       (1,288)
                                          23,923         2,128          (216)
  Income From Continuing Operations
    Before Income Taxes...............    73,845        36,140        21,853


  Income Taxes (Note 4):
     Current..........................    27,301         8,436         4,055
     Deferred.........................     1,708         6,464         5,338
                                          29,009        14,900         9,393
  Income From Continuing Operations...    44,836        21,240        12,460


Income From Discontinued Operations
 (Note 1):
   Earnings from discontinued
     operations, net of income taxes
     of $3,560 and $11,578,
     respectively.....................                   6,940        18,380
   Net gain on sale of
     discontinued operations,
     net of income taxes of
     $9,779...........................                                16,558
   Cumulative effect of change in
     accounting for income taxes......                   3,106
                                                        10,046        34,938
Income Before Cumulative Effect of
  Changes in Accounting Principles....    44,836        31,286        47,398

Cumulative Effect of Changes in
  Accounting For Income Taxes and
  Postretirement Benefits.............                   1,535

Net Income............................  $ 44,836      $ 32,821      $ 47,398


Per Share of Common and Class A Stock
 (Note 5):
  Income from continuing operations...  $   3.22      $   1.52      $    .90
  Income from discontinued operations.                     .72          2.52
  Cumulative effect of changes in
    accounting principles.............                     .11
  Net income..........................  $   3.22      $   2.35      $   3.42


Average number of shares
  outstanding (in thousands)(Note 5)..    13,941        13,941        13,851



See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

Pittway Corporation and Subsidiaries
Consolidated Balance Sheet
December 31, 1994 and 1993
(Dollars in Thousands, Except Per Share)

ASSETS                                              1994               1993
Current Assets:
  Cash and equivalents.........................   $ 10,359           $  1,908
  Marketable securities........................     34,313             31,407
  Accounts and notes receivable, less
    allowance for doubtful accounts of
    $6,348 in 1994 and $5,521 in 1993..........    137,747            115,947
  Inventories (Note 3).........................    124,801            100,065
  Future income tax benefits (Note 4)..........     17,879             15,232
  Prepayments, deposits and other..............     11,805              7,974
                                                   336,904            272,533



Property, Plant and Equipment, at cost:
  Buildings....................................     24,769             25,530
  Machinery and equipment......................    157,061            132,168
                                                   181,830            157,698
  Less:  Accumulated depreciation..............     94,426             81,375
                                                    87,404             76,323
  Land.........................................      2,369              2,403
                                                    89,773             78,726



Investments:
  Real estate and other ventures...............     56,261             51,153
  Leveraged leases (Note 9) ...................     22,752             21,954
                                                    79,013             73,107



Other Assets:
  Goodwill, less accumulated amortization
    of $7,193 in 1994 and $6,159 in 1993.......     40,935             40,357
  Other intangibles, less accumulated
    amortization of $9,597 in 1994 and
    $8,288 in 1993.............................      6,256              6,658
  Notes receivable.............................      4,370              5,362
  Miscellaneous................................      6,036              5,234
                                                    57,597             57,611
                                                  $563,287           $481,977

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                    1994          1993
Current Liabilities:
  Notes payable (Note 8).........................     $ 46,232      $ 30,859
  Long-term debt due within one year (Note 8)....        5,184         5,649
  Dividends payable..............................        1,758         1,757
  Accounts payable...............................       58,246        44,489
  Accrued expenses...............................       41,391        33,744
  Income taxes payable...........................       10,093         4,911
  Retirement and deferred compensation plans.....        1,148           605
  Unearned income................................        5,797         5,320
                                                       169,849       127,334



Long-Term Debt, less current maturities (Note 8):
  Capitalized leases, principally at 5%, due in
    monthly installments through 2000............        2,519
  Notes payable, 8.6%, due in annual
    installments through 1995....................                      3,750
  Other..........................................        2,569         2,333
                                                         5,088         6,083



Deferred Liabilities:
  Income taxes (Note 4)..........................       54,158        51,883
  Other..........................................        6,062         4,613
                                                        60,220        56,496


Stockholders' Equity:
  Preferred stock, authorized 2,000,000 shares;
    none issued..................................
  Common capital stock, $1 par value (Note 5) -
    Common stock, authorized 30,000,000 shares;
     2,626,024 shares issued and outstanding.....        2,626         2,626
    Class A stock, authorized 24,000,000 shares;
     11,314,700 shares issued and outstanding....       11,315        11,315
  Capital in excess of par value.................       28,348        28,348
  Retained earnings..............................      291,756       253,628
  Cumulative marketable securities valuation
    adjustment...................................       (3,050)
  Cumulative foreign currency translation
    adjustment...................................       (2,865)       (3,853)
                                                       328,130       292,064
                                                      $563,287      $481,977


Pittway Corporation and Subsidiaries
Consolidated Statement of Cash Flows
For The Years Ended December 31, 1994, 1993 and 1992
(Dollars in Thousands)
                                                 1994        1993       1992
Cash Flows From Continuing
 Operating Activities:
 Income from continuing operations........... $ 44,836    $ 21,240   $ 12,460
 Adjustments to reconcile income from
  continuing operations to net cash
  provided by continuing operations:
   Depreciation and amortization.............   20,160      17,249     14,829
   Gain on sale of investment, net of taxes..  (11,776)
   Deferred income taxes.....................    1,708       6,464      5,338
   Retirement and deferred compensation
    plans....................................    2,010       1,231       (325)
   Income/loss from investments
    adjusted for cash
    distributions received...................     (931)        330     (1,678)
   Provision for losses on accounts
    receivable...............................    3,167       2,938      2,806
   Change in assets and liabilities,
    excluding effects from acquisitions,
    dispositions and foreign currency
    adjustments:
     Increase in accounts and
      notes receivable.......................  (26,882)    (23,340)   (16,835)
     Increase in inventories.................  (23,669)    (13,946)    (3,639)
     Increase (decrease) in accounts
      payable and accrued expenses...........   19,919        (930)     4,762
     Increase (decrease) in income taxes
      payable................................    7,137       7,284     (6,758)
     Other changes, net......................   (1,759)      2,149     (4,508)

 Net cash provided by continuing
  operations.................................   33,920      20,669      6,452

Cash Flows From Investing Activities:
 Capital expenditures........................  (28,246)    (29,478)   (17,187)
 Proceeds from the sale of investment,
  net of taxes of $9,730.....................   14,776
 Proceeds from the sale of marketable
  securities.................................   29,297      39,529
 Purchases of marketable securities..........  (37,261)    (37,914)   (32,831)
 Disposition of property and equipment.......      795         585      1,256
 Additions to investments....................  (10,112)    (12,317)   (19,370)
 Dispositions of publications................      650                    100
 Collections of notes receivable.............    4,267       5,434      1,630
 Net assets of businesses acquired,
  net of cash................................   (5,921)     (3,430)    (4,208)
 Net cash used by investing activities.......  (31,755)    (37,591)   (70,610)

Cash Flows From Financing Activities:
 Net increase (decrease) in notes payable....   14,802      29,200     (7,477)
 Proceeds of long-term debt..................    3,585       1,996
 Repayments of long-term debt................   (5,488)     (5,405)   (12,201)
 Dividends paid..............................   (6,707)     (5,722)   (17,372)
 Net cash provided (used) in financing
  activities.................................    6,192      20,069    (37,050)

Effect of exchange rate changes on cash......       94        (166)      (447)

Cash Flows From Discontinued Operations:
 Net proceeds from divestitures, net of
  income taxes of $9,779.....................                          81,580
 Cash used by operating, investing
  and financing activities...................               (4,711)    (2,007)
 Net cash (used) provided by discontinued
  operations.................................               (4,711)    79,573

Net increase (decrease) in cash and
 equivalents.................................    8,451      (1,730)   (22,082)

Cash and equivalents at beginning of period..    1,908       3,638     25,720
Cash and equivalents at end of period........ $ 10,359    $  1,908   $  3,638

Supplemental cash flow disclosure:
 Interest paid...............................  $ 3,388    $  2,804   $  3,752
 Income taxes paid...........................   22,173       8,939     31,591

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

Pittway Corporation and Subsidiaries
Consolidated Statement of Stockholders' Equity
For The Years Ended December 31, 1994, 1993 and 1992
(Dollars in Thousands, Except Per Share)
                                                                                                         Cumulative  Cumulative
                                                                                                         Marketable   Foreign
                                                                                   Capital In            Securities   Currency
                                        Common Stock           Class A Stock       Excess of   Retained  Valuation   Translation
                                      Shares    Par Value    Shares     Par Value  Par Value   Earnings  Adjustment  Adjustment
Balance - December 31, 1991........ 2,626,024      $2,626  11,199,939     $11,200     $24,868  $347,666                  $13,218
 Net income........................                                                              47,398
 Cash dividends declared:
  Common stock - $.60 per share....                                                              (1,576)
  Class A stock - $1.10 per share..                                                             (12,350)
 Shares issued pursuant to
  performance awards...............                           114,761         115       3,480
 Currency translation adjustment...                                                                                      (17,144)
Balance - December 31, 1992........ 2,626,024       2,626  11,314,700      11,315      28,348   381,138                   (3,926)
 Net income........................                                                              32,821
 Cash dividends declared:
  Common stock - $.45 per share....                                                              (1,183)
  Class A stock - $.55 per share...                                                              (6,222)
 Distribution of AptarGroup, Inc.
  common stock to stockholders.....                                                            (152,926)                     (90)
 Currency translation adjustment...                                                                                          163
Balance - December 31, 1993........ 2,626,024       2,626  11,314,700      11,315      28,348   253,628                   (3,853)
 Cumulative effect of change in
  accounting for marketable
  securities.......................                                                                          $  141
 Net income........................                                                              44,836
 Cash dividends declared:
  Common stock - $.40 per share....                                                              (1,051)
  Class A stock - $.50 per share...                                                              (5,657)
 Marketable securities
  valuation adjustment.............                                                                          (3,191)
 Currency translation adjustment...                                                                                          988
Balance - December 31, 1994........ 2,626,024      $2,626  11,314,700     $11,315     $28,348  $291,756     $(3,050)     $(2,865)


See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

Summary of Accounting Policies
(Dollars in Thousands)

Basis of Presentation
     The consolidated financial statements include the accounts of Pittway Corporation and its majority-owned subsidiaries (the "Company"). The Company follows the equity method of accounting for its investments in greater than 20%-owned but less than majority-owned affiliates. All significant intercompany accounts and transactions have been eliminated. Except where otherwise indicated, the following notes relate to continuing operations consisting principally of alarm systems businesses and trade publishing. Certain prior year amounts in the consolidated statement of cash flows have been reclassified to conform to the current year classification.

Cash Equivalents
     Cash equivalents are generally comprised of highly liquid instruments with original maturities of three months or less, such as treasury bills, certificates of deposit, commercial paper and time deposits.

Marketable Securities
     On January 1, 1994 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires the Company to record its investments in certain debt and equity securities available-for-sale at market value. Changes in market value for these securities are reported, net of tax, in a separate component of stockholders' equity until realized. Prior to the adoption of SFAS No. 115, these securities were valued at the lower of aggregate cost or market. SFAS No. 115 does not apply to investments accounted for using the equity method or for which readily determinable market values are not available. As a result of adopting SFAS No. 115, a $141 unrealized gain, net of tax, was recorded to stockholders' equity at January 1, 1994. The adoption of this Statement had no impact on net income and prior year financial statements are not restated.

Inventories
     Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. Cost of substantially all domestic inventories is determined by using the last-in, first-out (LIFO) method, while the remaining inventories are valued primarily using the first-in, first-out (FIFO) method.

Property, Plant and Equipment
     Property, plant and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Depreciation expense amounted to $17,492, $14,664 and $12,526 in 1994, 1993 and 1992, respectively.

Investments
     Real estate and other ventures - These investments consist principally of equity interests in limited real estate partnerships, land held for development, an affiliate that manufactures encryption and data communication devices, a residential security products company sold in 1994 and a satellite broadcast company. The Company's adjusted basis in certain of the limited real estate partnerships is carried at zero, the affiliate is carried at equity and investments in other partnerships and ventures are carried on a cost basis. Cash distributions received from these partnerships and ventures, other than the affiliate, were recorded as income from investments.
     Leveraged leases - The Company's investment in leveraged leases consists of the rentals receivable net of the principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as income from investments over the lease term.

Intangible Assets
     Management believes that goodwill, trademarks and tradenames acquired in purchase transactions have continuing value. It is the Company's policy to amortize such costs over periods of up to 40 years except for the costs of such assets acquired prior to 1970. Intangible assets of approximately $3,356 related to pre-1970 acquisitions are not being amortized because the Company believes there has been no diminution of value.
     Other intangibles acquired in purchase transactions or developed, consisting of non-compete agreements, customer mailing lists, patents and software development costs, are capitalized and amortized over their estimated useful lives.

Research and Development Expenses
     Research and development costs are expensed as incurred. These costs amounted to $11,849, $10,814 and $10,040 in 1994, 1993 and 1992,
respectively.

Advertising Expenses
     Advertising costs are expensed as incurred. These costs amounted to $15,440, $13,707 and $13,807 in 1994, 1993 and 1992, respectively.

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

Product Liability and Workers Compensation Claims
     Provisions are made for estimated losses from product liability and workers compensation claims which are not covered by insurance.

Translation of Foreign Currencies
     The functional currency of the Company's foreign operations is the local currency. Accordingly, assets and liabilities of foreign operations are translated to U.S. dollars at the rates of exchange on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity. Transaction gains and losses are reflected in miscellaneous income and amounted to income (expense) of $373, $(523) and $(1,020) in 1994, 1993 and 1992, respectively.

__________________________________________________________________________

Notes To Consolidated Financial Statements
(Dollars in Thousands, Except Per Share)

Note 1 - Discontinued Operations
     The Company distributed its investment, carried at $153,016, in the Seaquist packaging group (now known as AptarGroup, Inc.) to stockholders in a tax-free spinoff on April 22, 1993.
     In July 1992, the Company sold its First Alert/BRK Electronics business to a new company formed by BRK management and an investment firm. The sale price was $87,154 plus a 16 2/3% ownership interest (sold in 1994) in the new company valued at $5 million. In October 1992, the Company sold its Barr packaging division operations, excluding real estate, for $4,205 cash and a $3,200 two-year note. The net after-tax gain on the 1992 divestitures amounted to $16,558, or $1.20 per share.
     Net sales of the discontinued operations prior to their respective dispositions were $117,473 and $451,092 in 1993 and 1992, respectively.

Note 2 - Acquisitions and Dispositions
     During 1994, the Company acquired the assets and businesses of a direct mail production company, a designer of wide area network building control monitoring systems, a manufacturer of glass break sensors and a designer of closed-circuit television, access control and alarm systems. The total purchase price for these businesses was $5,921 cash. The Company also sold a publication for $650 cash.
     During 1993, the Company acquired the assets and business of a domestic access control manufacturer and two publications for $3,430 cash.
     During 1992, the Company acquired the assets and business of a domestic manufacturer of lighting control equipment and two publications for $4,208 cash. The Company sold a publication for $100 cash and a $400 note.
     All the aforementioned acquisitions were accounted for as purchase transactions. The impact of these acquisitions on consolidated results of operations was not significant. These companies have been included in the consolidated financial statements from their respective dates of acquisition or to the dates of disposition.

Note 3 - Inventories
     At December 31, 1994 and 1993 approximately 87% and 86%, respectively, of the total inventories are accounted for by the LIFO method. At year end, inventories consist of:

                                                   1994            1993
     Raw materials........................      $ 32,520        $ 23,313
     Work-in-process......................        11,653           9,311
     Finished goods -
       Manufactured by the Company........        43,096          33,912
       Manufactured by others.............        37,794          34,087
          Total...........................       125,063         100,623
     Less LIFO reserve....................          (262)           (558)
                                                $124,801        $100,065

     The LIFO reserve represents the excess of FIFO cost, which approximates current cost, over the LIFO value of inventory.

Note 4 - Income Taxes
     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". The cumulative effect of the change as of January 1, 1993 was a benefit of $1,965 ($.14 per share) for continuing operations and $3,106 ($.22 per share) for discontinued operations. As a result of the 1993 increase in the U.S. federal income tax rate from 34% to 35%, the effect in 1993 was to increase the federal income tax provision by $1,202 consisting of $400 ($.03 per share) related to 1993 income and $802 ($.06 per share) to increase prior accumulated deferred taxes.

     Income from continuing operations before income taxes consists of:

                                         1994        1993       1992
Domestic income.....................    $73,204     $39,985    $23,969
Foreign income (loss)...............        641      (3,845)    (2,116)
                                        $73,845     $36,140    $21,853

     The provision for income taxes consists of:

                                         1994        1993       1992
Current -
     Federal........................    $22,819     $ 5,819    $ 2,383
     State and local................      3,660       2,000      1,335
     Foreign........................        822         617        337
                                         27,301       8,436      4,055
Deferred -
     Federal........................      1,576       7,131      5,284
     Foreign........................        132        (667)        54
                                          1,708       6,464      5,338
                                        $29,009     $14,900    $ 9,393

     The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to income from continuing operations before income taxes is as follows:
                                         1994        1993       1992
Income tax at statutory rate.......     $25,846     $12,649    $ 7,430
Tax effect of -
  State income taxes, net of
   federal benefit.................       2,379       1,300        879
  U.S. income tax rate increase on
   cumulative timing differences...                     802
  Foreign operations...............         730       1,296      1,112
  Reserves no longer required......                    (800)
  Other items, net.................          54        (347)       (28)
Actual income tax provision........     $29,009     $14,900    $ 9,393
Effective income tax rate..........        39.3%       41.2%      43.0%

     During 1992 deferred income taxes (benefits) provided for temporary differences in the recognition of revenue and expense for tax and financial statement purposes consisted principally of the following: purchased tax benefit leases - $(2,556); real estate ventures - $3,775; leveraged leases - $1,900; retirement and deferred compensation plans - $1,130; inventory valuation - $495; and bad debts - $233.

     The components of the deferred tax liabilities (assets) at December 31, 1994 and 1993 are comprised of the following:
                                              1994          1993
Leveraged leases.........................   $ 20,290      $ 16,689
Real estate ventures -
   Affordable housing....................      6,809         5,309
   Other.................................     17,029        15,210
Purchased tax benefit leases.............      5,023         5,952
Depreciation.............................      1,831         2,293
State income taxes, net of
  federal benefit........................      6,007         5,354
Other ...................................      2,963         1,076
Total deferred tax liabilities...........     59,952        51,883
Inventory valuation......................     (6,254)       (5,503)
Tax loss carryforwards...................     (4,679)       (5,620)
State income taxes, net of
  federal benefit........................     (2,519)       (2,420)
Bad debts................................     (2,041)       (2,044)
Workers compensation.....................     (2,575)       (1,191)
Marketable securities valuation..........     (2,033)
Other ...................................     (8,251)       (4,074)
Total deferred tax assets................    (28,352)      (20,852)
Valuation allowance......................      4,679         5,620
Net deferred tax liability...............    $36,279       $36,651

The valuation allowance relates to tax loss carryforwards of which $1,224 as of December 31, 1994 will be credited to goodwill when and if utilized.
     The Company's federal income tax returns have been examined through 1990 without material adjustment of reported income.

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

Note 6 - Stock Options and Awards
     The Company's 1990 stock awards plan (as amended in 1994) provides for the issuance of up to 1,000,000 shares of Class A stock to employees pursuant to options, performance share rights and other awards. Certain awards are payable in the form of Class A stock or cash. Performance share rights and non-qualified options vest ratably over terms of three years and five years and are exercisable up to ten years from date of grant. During 1993 the Compensation Committee amended the options then outstanding to reflect the valuation of AptarGroup, Inc. spunoff in April 1993 by increasing the options granted by 10,500 shares. During 1992, the Company vested and issued shares or paid in cash all performance share rights then outstanding.
     Activity in options and performance share rights for Class A stock is summarized as follows (prices shown are per share):

                                                     1994       1993
Outstanding at beginning of year............        149,543     10,000
Rights granted ($30.13).....................                    17,595
Options granted ($34.50 and $25.63).........         90,184    121,948
Outstanding at end of year ($9.48 to
   $34.50 and $9.48 to $30.13)..............        239,727    149,543
Exercisable at end of year..................              0          0
Available for grant.........................        635,731    225,915

     In addition, the Company has granted other awards which provide additional deferred compensation based on the fair market value or the increase in fair market value of the Company's Class A stock. The cost of these compensation agreements is provided currently as it relates to prior service and ratably over the employees' future employment as it applies to future service. Awards of performance share rights are expensed as compensation at the date of grant. Expense under all of these arrangements amounted to $1,065, $1,180, and $2,098 in 1994, 1993 and 1992, respectively.

Note 7 - Retirement Plans
     The Company has various noncontributory retirement plans covering substantially all current and certain former domestic employees. Retirement benefits for employees in foreign countries are generally provided by national statutory programs. Benefits for domestic employees are based on years of service and annual compensation as defined by each plan. The Company's policy is to fund pension costs accrued.
     The components of net pension cost (income) for the plans consist of:

                                         1994        1993         1992
Service cost - benefits earned
  during the year...................   $ 3,618     $ 3,154      $ 3,181
Interest cost on projected benefit
  obligation........................     3,851       3,410        3,181
Actual return on plan assets........     4,840     (12,563)     (11,745)
Net amortization and deferred gains
  and losses........................   (13,071)      5,165        5,567
Net pension (income) cost...........   $  (762)    $  (834)     $   184

     In 1994 the Company increased accrued benefits for active non-union employees for service prior to December 31, 1993 by 20%. The benefit improvement increased the projected benefit obligation by $3,342 and reduced the net pension income for the year by approximately $760.


     In 1992 the Company recognized a curtailment gain of $1,845 resulting from a net decrease in projected benefit obligations (less unrecognized prior service costs) of employees of the divisions sold. This gain is included in the net gain on disposal of discontinued operations.
     The reconciliation of the funded status of the plans at year end follows:

                                                1994             1993
Actuarial present value of benefit
obligations -
  Vested benefit obligation.........          $(48,332)        $(39,426)
  Nonvested benefit obligation......            (1,321)            (952)
    Accumulated benefit obligation..           (49,653)         (40,378)
Excess of projected benefit
  obligation over accumulated
  benefit obligation................            (9,873)         (11,724)
Projected benefit obligation........           (59,526)         (52,102)
Plan assets at fair value...........            78,885           86,734
Plan assets in excess of
  projected benefit obligation......            19,359           34,632
Unrecognized net gain...............           (10,101)         (21,969)
Unrecognized prior service cost.....             4,625            1,921
Unamortized transition net asset....            (8,790)         (10,254)
Prepaid pension cost included
  in the consolidated balance sheet.          $  5,093         $  4,330

     Plan assets consist primarily of U.S. government obligations, investment grade corporate bonds and common and preferred stocks. The projected benefit obligation was determined using an assumed discount rate of 7% and an assumed rate of increase in compensation of 5% for both years. The expected long-term rate of return on plan assets was 7% for both years.
     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", which requires the accrual of the expected cost of retiree medical and life insurance benefits over the period the employee provides services to the Company.
Prior to the change, costs were charged to expense as incurred. The cumulative effect reported in the 1993 consolidated statement of income is an after-tax charge of $430, or $(.03) per share. The annual expense for these postretirement benefits was not significant in 1994, 1993 or 1992.

Note 8 - Debt
     The average annual interest rate on short-term notes payable was approximately 6.1% (5.8% domestic and 10.1% foreign) and 4.3% (3.6% domestic and 11.8% foreign) at December 31, 1994 and 1993, respectively. There are no compensating balance or commitment fee requirements associated with these short-term borrowings. Under the terms of the 8.6% notes payable due in 1995, retained earnings available for dividends amounted to $100,420 at December 31, 1994. The Company has guaranteed indebtedness of $1,250 relating to real estate ventures in which it participates.
     Aggregate long-term maturities due annually for the five years beginning in 1995 are $5,184, $916, $881, $1,825, $763 and $703 thereafter.

Note 9 - Leveraged Leases
     The Company is an equity participant in leveraged leases of aircraft and communication satellite transponders. As the Company has no general liability for the nonrecourse debt attributable to the acquisition of such assets, the debt has been offset against the related rentals receivable. The net investment in leveraged leases consists of:

                                               1994            1993
Rentals receivable (net of principal
  and interest on nonrecourse debt).          $14,500         $15,069
Estimated residual value............           13,205          13,641
Unearned and deferred income........           (4,953)         (6,756)
Investment in leveraged leases......           22,752          21,954
Deferred income taxes...............          (20,290)        (16,689)
Net investment......................          $ 2,462         $ 5,265

     A summary of the components of income from leveraged leases follows:

                                          1994       1993       1992
Income before income taxes..........    $ 1,142    $ 1,706    $ 1,414
Current income tax benefit..........      3,201      3,711      1,700
Deferred income taxes...............     (3,601)    (4,183)    (1,900)
Income from leveraged leases........    $   742    $ 1,234    $ 1,214

     Minimum annual rent receivable (net of principal and interest on nonrecourse debt) under leveraged leases for the next five years beginning with 1995 are $1,148, $469, $982, $2,065, $1,751 and an aggregate of $8,085 thereafter.

Note 10 - Lease Commitments
     The Company leases certain manufacturing facilities, warehouses, office space and equipment under noncancelable operating leases expiring at various dates through the year 2005. Most of the leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Minimum annual rental commitments under all noncancelable leases for the next five years beginning with 1995 are $13,230, $12,039, $10,652, $9,457, $8,485 and an aggregate of $12,325 thereafter. Rental commitments are stated net of minimum sublease rentals aggregating $4,739. Total rent expense (including taxes, insurance and maintenance when included in the rent) amounted to $16,426, $15,484 and $14,365 in 1994, 1993 and 1992,
respectively.

Note 11 - Contingencies and Commitments
     In 1989 a judgment was entered against Saddlebrook Resorts, Inc. ("Saddlebrook"), a former subsidiary of the Company, in a lawsuit which arose out of the development of Saddlebrook's resort and a portion of the adjoining residential properties owned and currently under development by the Company. The lawsuit alleged damage to plaintiffs' adjoining property caused by surface water effects from improvements to the properties. Damages of approximately $8 million were awarded to the plaintiffs and an injunction was entered requiring, among other things, that Saddlebrook work with local regulatory authorities to take corrective actions. In 1990 the trial court entered an order vacating the judgment and awarding a new trial. On remand to the trial court, Saddlebrook's motion for summary judgment, on the ground that plaintiffs' claims were fully retried and rejected in a related administrative proceeding, was granted in December 1994. Plaintiffs have filed for a rehearing which was denied. The Company believes that the ultimate outcome of the aforementioned lawsuit will not have a material adverse effect on its financial statements.
     The Company has committed to invest up to a total of $7.5 million for certain ventures through 1997.

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

Note 12 - Fair Value of Financial Instruments
     The carrying amount of cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximates fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company's other financial instruments at year end:

                                          1994                 1993
                                   Carrying    Fair     Carrying    Fair
                                    Amount     Value     Amount     Value
Financial assets -
 Marketable securities..........   $ 34,313   $ 34,313  $ 31,407   $ 31,642
 Investment in First Alert stock                           5,000     15,000
 Other investments..............     31,525     36,525    21,708     29,000
 Notes receivable...............      5,047      5,569     9,321     11,021
Financial liabilities -
 Long-term debt.................    (10,272)   (10,071)  (11,732)   (12,032)

     The estimated fair values of marketable securities (all available-for-sale) are based on quoted market prices. At December 31, 1994, marketable securities consisted of adjustable rate preferred stocks, which had gross unrealized holding losses of $5,083. At December 31, 1993, marketable securities consisted of adjustable rate preferred stocks, which had gross unrealized holding gains of $233 and gross unrealized holding losses of $70, and of municipal bonds, which had gross unrealized gains of $72. Realized gains and losses on sales of marketable securities are based upon the specific identification method. Such gains totaled $330 and $398 in 1994 and 1993, respectively, and losses totaled $305 and $207 in 1994 and 1993, respectively.
     In 1994 the Company sold its 16.67% ownership in First Alert, Inc. as part of an initial public offering of First Alert, Inc. common stock. The sale resulted in a pretax gain of $19,506.
     The estimated fair values of the notes receivable and long-term debt were calculated based upon the present value of estimated cash flows using appropriate discount rates. The estimated fair values of the Company's investments which are considered financial instruments (investments in affordable housing projects, a satellite broadcasting company and, in 1993, First Alert, Inc., a residential security products company) were based upon available financial and other information. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts and the estimates presented above may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

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

                                                                                                       Depreciation
                                                        Operating      Identifiable      Capital           and
Industry Segments                       Net Sales        Income           Assets *     Expenditures    Amortization
1994
Alarm and Other Security Products...    $600,643        $ 45,173         $336,730       $ 20,381         $ 13,993
Publishing..........................     176,729          11,002           87,007          7,755            5,656
General Corporate and Other.........         654          (6,253)         139,550            110              511
Consolidated........................    $778,026        $ 49,922         $563,287       $ 28,246         $ 20,160

1993
Alarm and Other Security Products...    $482,787        $ 33,416         $268,151       $ 23,117         $ 11,464
Publishing..........................     164,627           7,206           78,733          6,265            5,185
General Corporate and Other.........       2,691          (6,610)         135,093             96              600
Consolidated........................    $650,105        $ 34,012         $481,977       $ 29,478         $ 17,249

1992
Alarm and Other Security Products...    $401,250        $ 23,644         $225,394       $ 12,366         $  9,714
Publishing..........................     163,063           6,844           76,665          4,777            4,468
General Corporate and Other.........       3,988          (8,419)         134,299             44              647
Consolidated........................    $568,301        $ 22,069         $436,358       $ 17,187         $ 14,829

Geographic Areas
1994
Domestic Operations.................    $721,956        $ 48,206         $503,853
European Operations.................      48,063             119           49,580
Other Foreign Operations............      31,238             882           10,279
Eliminations........................     (23,231)            715             (425)
Consolidated........................    $778,026        $ 49,922         $563,287

1993
Domestic Operations.................    $606,199        $ 35,919         $446,244
European Operations.................      38,024          (1,094)          34,598
Other Foreign Operations............      27,243               9           10,618
Eliminations........................     (21,361)           (822)          (9,483)
Consolidated........................    $650,105        $ 34,012         $481,977

1992
Domestic Operations.................    $524,922        $ 23,137         $400,543
European Operations.................      37,495            (646)          31,933
Other Foreign Operations............      24,189            (513)          10,199
Eliminations........................     (18,305)             91           (6,317)
Consolidated........................    $568,301        $ 22,069         $436,358

*    Excludes investment in discontinued operations of $137,648 in 1992.

Note 14 - Quarterly Results (Unaudited)
     Quarterly results of operations for the years ended December 31, 1994 and 1993 are shown below:

                                     1994  Quarters                   Total
                           First     Second     Third    Fourth      For Year
Net Sales............... $176,543   $189,220  $202,026  $210,237     $778,026
Gross Profit............   66,468     68,503    72,314    75,161      282,446
Income from Continuing
  Operations Before Gain
  on Sale of Investment.    7,707      7,882     8,296     9,175       33,060
Gain on Sale of
  Investment............   10,249      1,527                           11,776
Net Income..............   17,956      9,409     8,296     9,175       44,836

Per Share
Income from Continuing
  Operations Before Gain
  on Sale of Investment.      .55        .56       .60       .66         2.37
Gain on Sale of
  Investment............      .74        .11                              .85
Net Income..............     1.29        .67       .60       .66         3.22

                                     1993  Quarters                   Total
                           First     Second     Third    Fourth      For Year
Net Sales............... $151,777   $158,414  $165,296  $174,618     $650,105
Gross Profit............   55,356     56,583    58,309    63,852      234,100
Income from Continuing
  Operations ...........    5,169      4,477     5,159     6,435       21,240
Income (Loss) from
  Discontinued
  Operations............    9,459(a)   1,267                (680)(b)   10,046
Cumulative Effect of
  Accounting Changes....    1,535                                       1,535
Net Income..............   16,163      5,744     5,159     5,755       32,821

Per Share
Income from Continuing
  Operations............      .37        .32       .37       .46         1.52
Income (Loss) from
  Discontinued
  Operations............      .68(a)     .09                (.05)(b)      .72
Cumulative Effect of
  Accounting Changes....      .11                                         .11
Net Income..............     1.16        .41       .37       .41         2.35


(a) Includes a $3,106 benefit ($.22 per share) for a change in accounting for income taxes.
(b)  Represents additional estimated settlement costs of outstanding claims.

Report of Independent Accountants

To the Board of Directors and Stockholders of Pittway Corporation
     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Pittway Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Pittway Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Notes 4 and 7 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions.





/s/ Price Waterhouse LLP


Chicago, Illinois
February 22, 1995




Management's Responsibility for Financial Statements
     The financial statements of Pittway Corporation and its consolidated subsidiaries, and all other information presented in this Annual Report, are the responsibility of the management of the Company. These statements have been prepared in accordance with generally accepted accounting principles and reflect in all material respects the substance of events and transactions that should be included.
     Management is responsible for the accuracy and objectivity of the financial statements, including estimates and judgments reflected therein, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. Management believes that the internal accounting controls in use are satisfactory to provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
     Independent accountants were selected by the Board of Directors, upon the recommendation of the Audit Committee, to audit the financial statements in accordance with generally accepted auditing standards. Their audits, as well as those of the Company's internal audit department, include a review of internal accounting control policies and procedures and selective tests of transactions.
     The Audit Committee of the Board of Directors, which consists of three directors who are not officers or employees of the Company, meets regularly with management, the internal auditors and the independent accountants to review matters relating to financial reporting, internal accounting controls, and auditing. The independent accountants have unrestricted access to the Audit Committee.


/s/ King Harris                        /s/ Paul R. Gauvreau
President and Chief Executive Officer  Financial Vice President and Treasurer


Supplemental Information
(Dollars in Thousands, Except Per Share Data)

                                           Five Year Summary of Selected Financial Data
                                             1994        1993        1992        1991       1990
Operating Results
     Net Sales of Continuing Operations... $778,026    $650,105    $568,301    $516,343    $505,243
     Operating Income from Continuing
       Operations.........................   49,922      34,012      22,069      11,621      16,192
     Income from Continuing Operations....   44,836(a)   21,240      12,460       4,371      10,596
     Income from Discontinued Operations..               10,046      34,938(b)   21,145      13,467
     Cumulative Effect of Changes in
       Accounting Principles..............                1,535
     Net Income...........................   44,836(a)   32,821      47,398(b)   25,516      24,063
     Per Share:
       Income from Continuing Operations..     3.22(a)     1.52         .90         .32         .77
       Income from Discontinued Operations                  .72        2.52(b)     1.53         .97
       Cumulative Effect of Changes in
         Accounting Principles............                  .11
       Net Income.........................     3.22(a)     2.35        3.42(b)     1.85        1.74
     Cash Dividends Declared Per Share:
       Common.............................      .40         .45         .60         .60         .60
       Class A............................      .50         .55        1.10        1.10         .90
     Capital Expenditures.................   28,246      29,478      17,187      13,872      14,813
     Depreciation and Amortization........   20,160      17,249      14,829      13,783      13,567

At Year End
     Assets of Continuing Operations......  563,287     481,977     436,358     371,375     346,121
     Investment in Discontinued Operations                          137,648     198,433     199,832
     Total Assets.........................  563,287     481,977     574,006     569,808     545,955
     Long-Term Debt.......................    5,088       6,083       9,601      21,584      27,149
     Stockholders' Equity(c)..............  328,130     292,064     419,501     399,578     388,277
       Per Share(c).......................    23.54       20.95       30.09       28.90       28.13
     Market Price Per Share (c):
       Common.............................    39.00       34.00       38.00       33.13       23.00
       Class A............................    40.25       32.25       34.50       29.38       17.38

(a)  Includes net gain on sale of First Alert stock of $11,776, or $.85 per share.
(b)  Includes net gain on disposal of discontinued operations of $16,558, or $1.20 per share.
(c)  Stockholders' equity and market prices at December 31, 1994 and 1993 reflect the spinoff of AptarGroup, Inc. in April 1993.

           Market Prices, Security Holders and Dividend Information

     The Company's Common (ticker symbol PRY) and Class A (ticker symbol PRYA) stock are traded on the American Stock Exchange. As of December 31, 1994, stockholders of record totaled approximately 600 for Common and 1,200 for Class A.
     The following table sets forth, on a quarterly basis, the high and low prices for the Common and Class A stock on the American Stock Exchange, along with the cash dividends declared.

                      Common              Class A        Dividends Declared
                 High         Low    High         Low   Common        Class A
1994
Quarter:
   First........ $39      $31 1/2    $34 3/4  $31 3/8   $ .10           $.125
   Second.......  40 3/4   34         38 1/8   33 1/2     .10            .125
   Third........  39 1/2   35 1/4     38 3/8   33 3/4     .10            .125
   Fourth.......  40       36 1/2     40 5/8   35 5/8     .10            .125

                      Common              Class A       Dividends Declared(a)
                 High         Low    High         Low   Common        Class A
1993
Quarter:
   First........ $44      $37 7/8    $39 1/8  $33 7/8   $ .15           $.175
   Second.......  43 1/4   18 1/2     38 1/2   17 7/8     .10            .125
   Third........  28 1/2   24         26 5/8   21 7/8     .10            .125
   Fourth.......  34       25         32 3/8   24 3/8     .10            .125

(a) Dividends were reduced in the second quarter of 1993 as a result of the spinoff of AptarGroup, Inc. in April 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

RESULTS OF CONTINUING OPERATIONS
     Sales increased 20% in 1994 and 14% in 1993 principally due to higher sales levels in the Company's alarm systems segment. Domestic sales increased 19% in 1994 and 15% in 1993. International sales, representing 10% of total consolidated sales in 1994 and 1993, relate to the alarm segment and increased 22% in 1994 and 6% in 1993. The larger increase in 1994 is primarily attributable to the expansion of European operations. Gross profit increased 21% in 1994 and 13% in 1993 principally due to the increased sales levels. Selling, general and administrative expenses increased 16% in 1994 and 8% in 1993 due to increased costs associated with the expanded sales volume.

     Alarm product sales accounted for 77% of consolidated revenues in 1994 (74% in 1993) and increased 24% in 1994 and 20% in 1993. The increases were due to a combination of overall market growth and, more significantly, increased market share. The latter has resulted from increasing customer preference for the service, systems and convenience offered by ADI, the Company's distribution business, and for numerous new products introduced by the Company's manufacturing units in recent years. In addition, ADI has benefitted from weakness at one of its major competitors.

     Operating income for the segment increased 35% in 1994 and 41% in 1993 primarily because of the expanded sales volume and manufacturing efficiencies. Research and development expense amounted to $11.8 million and $10.8 million in 1994 and 1993, respectively, reflecting continuing development and expansion of the Company's burglar and fire alarm products and systems.

     Publishing sales increased 7% in 1994 primarily due to a modest increase in the number of advertising pages sold coupled with a firming of advertising page rates and to higher ancillary product revenues. Sales for 1993 remained relatively unchanged from the 1992 level due to the media recession. Operating income increased 53% in 1994 and 5% in 1993 due to higher profits from non-advertising-page revenues and improved operating efficiencies in both years, in addition to increased advertising revenues for 1994.

     Depreciation and amortization expense increased both in 1994 and 1993 as a result of capital additions, principally in the alarm segment.

     Other income (expense) in 1994 included a $19.5 million pretax gain on the sale of First Alert, Inc. common stock. Excluding this gain, other income increased over 1993 primarily due to higher yields on marketable securities, a $896,000 favorable swing in foreign currency transaction effects, a gain on the sale of a publication and higher miscellaneous income. These favorable comparisons were partially offset by reduced income from leveraged leases and from an affiliate and higher interest expense. The effect of increased rates on a higher level of short-term borrowings was partly offset by lower long-term debt. Other income (expense) was more favorable in 1993 than in 1992 because of reduced translation losses, increased income from an affiliate and from leveraged leases, and reduced interest expense. While total borrowings increased in 1993, lower interest rates on short-term notes payable and the reduction in long-term debt resulted in a decrease in interest expense.

     Effective tax rates were 39.3% in 1994, 41.2% in 1993 and 43.0% in 1992. An analysis of the Company's effective tax rate appears in Note 4 to the Consolidated Financial Statements. The effect of the increase in the U.S. federal income tax rate from 34% to 35% in 1993 was to increase the federal income tax provision by $1.2 million ($.4 million related to 1993 income and $.8 million to increase prior accumulated deferred taxes).

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

DISCONTINUED OPERATIONS
     Earnings from discontinued operations in 1993 is not comparable to 1992 due to the disposition of the Company's First Alert/BRK business in July 1992, the sale of the Barr packaging division in October 1992 and the spinoff of AptarGroup, Inc. in April 1993. Income from discontinued operations in 1993 was favorably impacted by a $3.1 million benefit from the adoption of SFAS No. 109.

     A net after-tax gain of $16.6 million was recorded on the 1992 divestitures.

FINANCIAL CONDITION
     The Company's financial condition remained strong through 1994. Management anticipates that operations, borrowings and marketable securities will continue to be the primary source of funds needed to meet ongoing programs for capital expenditures, to finance acquisitions and investments and to pay dividends.

     In 1994 the primary sources of the $33.9 million net cash provided by continuing operations were operating profits before depreciation and amortization. Such cash generated was partially used to finance the net increase in working capital items. The remaining cash generated from operations, along with a $12.9 million net increase in debt and $14.8 million net, after-tax proceeds from the sale of the First Alert investment, were used principally for capital expenditures of $28.2 million, additional investments of $10.1 million, dividends of $6.7 million, business acquisitions of $5.9 million and $8.0 million in net purchases of marketable securities. Indebtedness of approximately $3 million in 1994 arose from a sale-leaseback transaction on certain production equipment.

     Dividend payments were lower in 1993 than in 1992 because: the quarterly dividend normally paid in January was paid in December 1992; the dividends on Class A stock in 1992 included an extra $.10 per share per quarter related to the 1989 merger of Pittway and Standard Shares, Inc.; and quarterly dividends were reduced by $.05 per share in 1993 due to the spinoff of AptarGroup, Inc.

     The Company is continually investigating investment opportunities for growth in related areas and is presently committed to invest approximately $7.5 million in certain affordable housing ventures through 1997.

     The Company has real estate investments in various limited partnerships with interests in commercial rental properties which may be sold or turned over to lenders due to the present weak commercial real estate market. The Company's deferred income tax liability accounts fully cover the tax payments that would be due if properties were sold or returned to the lenders and such events would have no effect on income. However, any such tax payments would negatively impact the Company's cash position. The total amount of such deferred taxes amounted to approximately $15 million at December 31, 1994 after payment of $1.5 million in 1994 related to property turned over to lenders. The extent and timing of any additional payments is not readily determinable.

     Increases in the general level of interest rates in the U.S. occurring in 1994 and other market conditions adversely affected the market value of the Company's investment in marketable securities. As a result, the Company has recorded after-tax unrealized holding losses on marketable securities of $3 million as a reduction of stockholders' equity at December 31, 1994. The Company believes this decline is temporary and intends to hold the existing securities, although occasional sales and new purchases may be made selectively as conditions warrant.

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