Form 10-K405, Exhibit 13
period 1995-12-31
PITTWAY CORP /DE/
filed 1996-03-27
CIK 93469

                                                                    EXHIBIT 13
                                                           PITTWAY CORPORATION
                                                             DECEMBER 31, 1994

                                                                     FORM 10-K



Pittway Corporation and Subsidiaries
Consolidated Statement of Income
For The Years Ended December 31, 1995, 1994 and 1993
(Dollars in thousands, except per share)


                                          1995          1994          1993
Continuing Operations:
  Net Sales                              $945,669      $778,026      $650,105
  Operating Expenses:
     Cost of sales                        581,694       475,420       398,756
     Selling, general and
       administrative                     283,717       232,524       200,088
     Depreciation and amortization         21,014        20,160        17,249
                                          886,425       728,104       616,093
  Operating Income                         59,244        49,922        34,012

  Other Income (Expense):
     Gain on sale of investment                          19,506
     Income from marketable
       securities and other interest        2,745         3,955         2,855
     Interest expense                      (5,778)       (3,250)       (2,789)
     Income from investments                3,828         2,506         2,573
     Miscellaneous, net                     4,039         1,206          (511)
                                            4,834        23,923         2,128
  Income From Continuing Operations
    Before Income Taxes                    64,078        73,845        36,140

  Income Taxes (Note 5):
     Current                               30,634        27,301         8,436
     Deferred                              (6,928)        1,708         6,464
                                           23,706        29,009        14,900
  Income From Continuing Operations        40,372        44,836        21,240

Income From Discontinued Operations,
  net of income taxes of $3,560 and
  including credit for cumulative
  effect of change in accounting for
  income taxes of $3,106 (Note 1):                                     10,046
Income Before Cumulative Effect of
  Changes in Accounting Principles         40,372        44,836        31,286
Cumulative Effect of Changes in
  Accounting For Income Taxes and
  Postretirement Benefits                                               1,535
 Net Income                              $ 40,372      $ 44,836      $ 32,821

Per Share of Common and Class A Stock
 (Note 8):
  Income from continuing operations      $   1.93      $   2.15      $   1.02
  Income from discontinued operations                                     .48
  Cumulative effect of changes in
    accounting principles                                                 .07
  Net income                             $   1.93      $   2.15      $   1.57

Average number of shares
  outstanding (in thousands)(Note 8)       20,912        20,911        20,911


See Summary of Accounting Policies and Notes to Consolidated Financial
Statements.

Pittway Corporation and Subsidiaries
Consolidated Balance Sheet
December 31, 1995 and 1994
(Dollars in thousands, except per share)


ASSETS                                              1995               1994
Current Assets:
  Cash and equivalents                            $ 31,407           $ 10,359
  Marketable securities                             25,586             34,313
  Accounts and notes receivable, less
    allowance for doubtful accounts of
    $8,493 in 1995 and $6,348 in 1994              175,432            137,747
  Inventories (Note 3)                             152,636            124,801
  Future income tax benefits (Note 5)               16,996             17,879
  Prepayments, deposits and other                   11,929             11,805
                                                   413,986            336,904

Property, Plant and Equipment, at cost:
  Buildings                                         25,797             24,769
  Machinery and equipment                          190,780            157,061
                                                   216,577            181,830
  Less:  Accumulated depreciation                  109,021             94,426
                                                   107,556             87,404
  Land                                               2,188              2,369
                                                   109,744             89,773

Investments:
  Real estate and other ventures                    61,563             56,261
  Leveraged leases (Note 4)                         21,046             22,752
                                                    82,609             79,013

Other Assets:
  Goodwill, less accumulated amortization
    of $8,432 in 1995 and $7,193 in 1994            48,714             40,935
  Other intangibles, less accumulated
    amortization of $10,360 in 1995 and
    $9,597 in 1994                                   5,422              6,256
  Notes receivable                                   5,892              4,370
  Miscellaneous                                      6,607              6,036
                                                    66,635             57,597
                                                  $672,974           $563,287

See Summary of Accounting Policies and Notes to Consolidated Financial
Statements.


LIABILITIES AND STOCKHOLDERS' EQUITY                    1995          1994
Current Liabilities:
  Notes payable (Note 6)                              $ 32,212      $ 46,232
  Long-term debt due within one year (Note 6)            3,788         5,184
  Dividends payable                                      1,766         1,758
  Accounts payable                                      68,700        58,246
  Accrued expenses                                      46,310        41,391
  Income taxes payable                                   5,644        10,093
  Retirement and deferred compensation plans             6,503         1,148
  Unearned income                                        3,185         5,797
                                                       168,108       169,849

Long-Term Debt, less current maturities (Note 6):
  Notes payable, 6.70% and 6.81%, due in annual
    installments of $5 million beginning 1999
    with the balance due 2005                           75,000
  Capitalized leases, principally at 5%-6%, due
    in monthly installments through 2002                 6,186         2,519
  Other                                                  4,780         2,569
                                                        85,966         5,088

Deferred Liabilities:
  Income taxes (Note 5)                                 46,920        54,158
  Other                                                  8,954         6,062
                                                        55,874        60,220

Stockholders' Equity:
  Preferred stock, authorized 2,000,000 shares;
    none issued
  Common capital stock, $1 par value (Note 8) -
    Common stock, authorized 30,000,000 shares;
      3,938,832 and 2,626,024 shares issued
      and outstanding in 1995 and 1994,
      respectively                                       3,939         2,626
    Class A stock, authorized 24,000,000 shares;
      16,973,313 and 11,314,700 shares issued
      and outstanding in 1995 and 1994,
      respectively                                      16,973        11,315
  Capital in excess of par value                        21,423        28,348
  Retained earnings                                    325,420       291,756
  Cumulative marketable securities valuation
    adjustment                                          (2,019)       (3,050)
  Cumulative foreign currency translation
    adjustment                                          (2,710)       (2,865)
                                                       363,026       328,130
                                                      $672,974      $563,287



Pittway Corporation and Subsidiaries
Consolidated Statement of Cash Flows
For The Years Ended December 31, 1995, 1994 and 1993
(Dollars in thousands)

                                                 1995        1994       1993
Cash Flows From Continuing
 Operating Activities:
 Income from continuing operations            $ 40,372    $ 44,836   $ 21,240
 Adjustments to reconcile income from
  continuing operations to net cash
  provided by continuing operations:
   Depreciation and amortization                21,014      20,160     17,249
   Gain on sale of investment, net of taxes                (11,776)
   Deferred income taxes                        (6,928)      1,708      6,464
   Retirement and deferred compensation
    plans                                        9,275       2,010      1,231
   Income/loss from investments adjusted
    for cash distributions received              2,277        (931)       330
   Provision for losses on accounts
    receivable                                   4,901       3,167      2,938
   Gain on sale of assets                       (2,575)       (828)        (4)
   Change in assets and liabilities,
    excluding effects from acquisitions,
    dispositions and foreign currency
    adjustments:
     Increase in accounts and
      notes receivable                         (34,229)    (26,882)   (23,340)
     Increase in inventories                   (17,457)    (23,669)   (13,946)
     Increase in prepayments and deposits       (2,068)     (3,422)      (267)
     Increase (decrease) in accounts
      payable and accrued expenses               7,628      19,919       (930)
     (Decrease) increase in income taxes
      payable                                   (4,480)      7,137      7,284
   Other changes, net                           (3,904)      2,491      2,420
 Net cash provided by continuing
  operations                                    13,826      33,920     20,669

Cash Flows From Investing Activities:
 Capital expenditures                          (42,056)    (28,246)   (29,478)
 Proceeds from the sale of investment,
  net of taxes of $9,730                                    14,776
 Proceeds from the sale of marketable
  securities                                    16,034      29,297     39,529
 Purchases of marketable securities             (5,846)    (37,261)   (37,914)
 Dispositions of property and equipment          3,202         795        585
 Additions to investments                       (5,984)    (10,112)   (12,317)
 Dispositions of businesses                        355         650
 (Increase) decrease in notes receivable        (1,194)      4,267      5,434
 Net assets of businesses acquired,
  net of cash                                  (12,931)     (5,921)    (3,430)
 Net cash used by investing activities         (48,420)    (31,755)   (37,591)

Cash Flows From Financing Activities:
 Net (decrease)increase in notes payable       (14,090)     14,802     29,200
 Proceeds of long-term debt                     81,693       3,585      1,996
 Repayments of long-term debt                   (5,307)     (5,488)    (5,405)
 Dividends paid                                 (6,699)     (6,707)    (5,722)
 Net cash provided by financing activities      55,597       6,192     20,069

Effect of Exchange Rate Changes on Cash             45          94       (166)

Cash Flows From Discontinued Operations                                (4,711)

Net Increase (Decrease) in Cash and
 Equivalents                                    21,048       8,451     (1,730)
Cash and Equivalents at Beginning of Period     10,359       1,908      3,638
Cash and Equivalents at End of Period         $ 31,407    $ 10,359   $  1,908

Supplemental Cash Flow Disclosure:
 Interest Paid                                $  5,720    $  3,388   $  2,804
 Income Taxes Paid                              35,329      22,173      8,939

See Summary of Accounting Policies and Notes to Consolidated Financial
Statements.

Pittway Corporation and Subsidiaries
Consolidated Statement of Stockholders' Equity
For The Years Ended December 31, 1995, 1994 and 1993
(Dollars in thousands, except per share)
                                                                                                         Cumulative  Cumulative
                                                                                                         Marketable   Foreign
                                                                                   Capital In            Securities   Currency
                                        Common Stock           Class A Stock       Excess of   Retained  Valuation   Translation
                                      Shares    Par Value    Shares     Par Value  Par Value   Earnings  Adjustment  Adjustment
Balance - December 31, 1992         2,626,024      $2,626  11,314,700     $11,315     $28,348  $381,138                 $(3,926)
 Net income                                                                                      32,821
 Cash dividends declared:
  Common stock - $.30 per share                                                                  (1,183)
  Class A stock - $.367 per share                                                                (6,222)
 Distribution of AptarGroup, Inc.
  common stock to stockholders                                                                 (152,926)                    (90)
 Currency translation adjustment                                                                                            163
Balance - December 31, 1993         2,626,024       2,626  11,314,700      11,315      28,348   253,628                  (3,853)
 Cumulative effect of change in
  accounting for marketable
  securities                                                                                                 $  141
 Net income                                                                                      44,836
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
  Class A stock - $.333 per share                                                                (5,657)
 Marketable securities
  valuation adjustment                                                                                       (3,191)
 Currency translation adjustment                                                                                            988
Balance - December 31, 1994         2,626,024       2,626  11,314,700      11,315      28,348   291,756      (3,050)     (2,865)
Net income                                                                                       40,372
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
  Class A stock - $.333 per share                                                                (5,657)
 Shares issued pursuant to
  performance awards                                              996           1          52
 Three-for-two stock split
  (Including $7 payable for
  fractional shares)                1,312,808       1,313   5,657,617       5,657      (6,977)
 Marketable securities
  valuation adjustment                                                                                        1,031
 Currency translation adjustment                                                                                            155
Balance - December 31, 1995         3,938,832      $3,939  16,973,313     $16,973     $21,423  $325,420     $(2,019)    $(2,710)

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

                                                                   Page 33

Summary of Accounting Policies
(Dollars in thousands)

STOCK SPLIT
     In January 1996 the Board of Directors declared a 3-for-2 stock split in the form of a 50% stock dividend on the Company's Common and Class A stock, payable March 1, 1996 to stockholders of record February 14, 1996. All share and per share data, as appropriate, reflect this split. The effect of the split is presented retroactively within stockholders' equity at December 31, 1995 by transferring the par value for the additional shares issued from the capital in excess of par value account to the common stock accounts.

BASIS OF PRESENTATION
     The consolidated financial statements include the accounts of Pittway Corporation and its majority-owned subsidiaries (the "Company"). The Company follows the equity method of accounting for its investments in greater than 20%-owned but less than majority-owned affiliates. All significant intercompany accounts and transactions have been eliminated. Except where otherwise indicated, the following notes relate to continuing operations consisting principally of alarm systems businesses and trade publishing. Certain prior year amounts in the consolidated statement of cash flows have been reclassified to conform to the current year classification.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Depreciation expense amounted to $21,100, $17,492 and $14,664 in 1995, 1994 and 1993, respectively.

INVESTMENTS
     Real estate and other ventures - These investments consist principally of equity interests in limited real estate partnerships, an affiliate that manufactures encryption and data communication devices ("Cylink"), a residential security products company ("First Alert") sold in 1994, a satellite broadcast company ("U.S.S.B. ") and land held for development. The Company's adjusted basis in certain of the limited real estate partnerships is carried at zero, Cylink is carried at equity and investments in other partnerships and ventures are carried on a cost basis. Cash distributions received from these partnerships and ventures, other than Cylink, are recorded as income from investments.
     Leveraged leases - The Company's investment in leveraged leases consists of the rentals receivable net of the principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as income from investments over the lease term.

INTANGIBLE ASSETS
     Management believes that goodwill, trademarks and tradenames acquired in purchase transactions have continuing value. It is the Company's policy to amortize such costs over periods of up to 40 years except for the costs of such assets acquired prior to 1970. Intangible assets of approximately $3,356 related to pre-1970 acquisitions are not being amortized because the Company believes there has been no diminution of value.
     Other intangibles acquired in purchase transactions or developed, consisting of non-compete agreements, customer mailing lists, patents and software development costs, are capitalized and amortized over their estimated useful lives.
     The carrying value of intangible assets is periodically reviewed by the Company and impairment is recognized when the projected, undiscounted net pretax cashflows derived from such intangible assets are less than their carrying value.

RESEARCH AND DEVELOPMENT EXPENSES
     Research and development costs are expensed as incurred. These costs amounted to $16,599, $11,849 and $10,814 in 1995, 1994 and 1993,
respectively.

ADVERTISING AND PROMOTION EXPENSES
     Advertising and promotion costs are expensed as incurred. These costs amounted to $17,500, $15,440 and $13,707 in 1995, 1994 and 1993,
respectively.

INCOME TAXES
     Provisions for income taxes recognize the tax effects of all transactions entering into the determination of net income for financial statement purposes, irrespective of when such transactions are reported for income tax purposes. In general, depreciation is computed on a straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Deferred income taxes and future income tax benefits have been recognized for all temporary differences.
     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes (see Note 5).

PRODUCT LIABILITY AND WORKERS COMPENSATION CLAIMS
     Provisions are made for estimated losses from product liability and workers compensation claims which are not covered by insurance.

TRANSLATION OF FOREIGN CURRENCIES
     The functional currency of the Company's foreign operations is the local currency. Accordingly, assets and liabilities of foreign operations are translated to U.S. dollars at the rates of exchange on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity. Transaction gains and losses are reflected in miscellaneous income and amounted to (expense) income of $(72), $373 and $(523) in 1995, 1994 and 1993, respectively.

Notes To Consolidated Financial Statements
(Dollars in thousands, except per share)

NOTE 1 - DISCONTINUED OPERATIONS
     The Company distributed its investment, carried at $153,016, in the Seaquist packaging group (now known as AptarGroup, Inc.) to stockholders in a tax-free spin-off on April 22, 1993. Net sales of the Seaquist group prior to its spin-off were $117,473 in 1993.

NOTE 2 - ACQUISITIONS AND DISPOSITIONS
     During 1995, the Company acquired the assets and businesses of a manufacturer of residential burglar/fire alarm controls, a distributor of alarm and other security products and a foreign manufacturer of commercial intrusion alarms and control panels. The total purchase price for these businesses was $12,931 cash and $3,089 in notes. The Company also sold (a) a publication for $1 million cash, received in January 1996, and the assumption of related liabilities and (b) its 51% interest in a business offering seminars to its minority stockholders for $354 cash. The Company retained a note receivable in the amount of $1 million due from this former subsidiary.
     During 1994, the Company acquired the assets and businesses of a direct mail production company, a designer of wide area network building control monitoring systems, a manufacturer of glass break sensors and a designer of closed-circuit television, access control and alarm systems. The total purchase price for these businesses was $5,921 cash. The Company also sold a publication for $650 cash.
     During 1993, the Company acquired the assets and business of a domestic access control manufacturer and two publications for $3,430 cash.
     All the aforementioned acquisitions were accounted for as purchase transactions. The impact of these acquisitions on consolidated results of operations was not significant. These companies have been included in the consolidated financial statements from their respective dates of acquisition or to the dates of disposition.

NOTE 3 - INVENTORIES
     At December 31, 1995 and 1994 approximately 83% and 87%, respectively, of the total inventories are accounted for by the LIFO method. At year end, inventories consist of:
                                                   1995               1994
     Raw materials                              $ 34,440           $ 32,520
     Work-in-process                              18,654             11,653
     Finished goods -
       Manufactured by the Company                55,523             43,096
       Manufactured by others                     45,007             37,794
          Total                                  153,624            125,063
     Less LIFO reserve                              (988)              (262)
                                                $152,636           $124,801

     The LIFO reserve represents the excess of FIFO cost, which approximates current cost, over the LIFO value of inventory.

NOTE 4 - LEVERAGED LEASES
     The Company is an equity participant in leveraged leases of aircraft and communication satellite transponders. As the Company has no general liability for the nonrecourse debt attributable to the acquisition of such assets, the debt has been offset against the related rentals receivable. The net investment in leveraged leases consists of:

                                               1995              1994
Rentals receivable (net of principal
  and interest on nonrecourse debt)           $13,179           $14,500
Estimated residual value                       12,532            13,205
Unearned and deferred income                   (4,665)           (4,953)
Investment in leveraged leases                 21,046            22,752
Deferred income taxes                         (20,523)          (20,290)
Net investment                                $   523           $ 2,462

     A summary of the components of income from leveraged leases follows:

                                          1995       1994       1993
Income before income taxes              $   363    $ 1,142    $ 1,706
Current income tax benefit                  106      3,201      3,711
Deferred income taxes                      (233)    (3,601)    (4,183)
Income from leveraged leases            $   236    $   742    $ 1,234

     Minimum annual rent receivable (net of principal and interest on nonrecourse debt) under leveraged leases for the next five years beginning with 1996 are $357, $926, $2,065, $1,751, $3,488 and an aggregate of $4,592 thereafter.

NOTE 5 - INCOME TAXES
     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". The cumulative effect of the change as of January 1, 1993 was a benefit of $1,965 ($.09 per share) for continuing operations and $3,106 ($.15 per share) for discontinued operations. As a result of the 1993 increase in the U.S. federal income tax rate from 34% to 35%, the effect in 1993 was to increase the federal income tax provision by $1,202 consisting of $400 ($.02 per share) related to 1993 income and $802 ($.04 per share) to increase prior accumulated deferred taxes.

     Income from continuing operations before income taxes consists of:

                                         1995        1994       1993
Domestic income                         $60,148     $73,204    $39,985
Foreign income (loss)                     3,930         641     (3,845)
                                        $64,078     $73,845    $36,140

     The provision for income taxes consists of:

                                         1995        1994       1993
Current -
     Federal                            $25,107     $22,819    $ 5,819
     State and local                      2,857       3,660      2,000
     Foreign                              2,670         822        617
                                         30,634      27,301      8,436
Deferred -
     Federal                             (6,696)      1,576      7,131
     Foreign                               (232)        132       (667)
                                         (6,928)      1,708      6,464
                                        $23,706     $29,009    $14,900

     The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes is as follows:

                                         1995        1994       1993
Income tax at statutory rate            $22,427     $25,846    $12,649
Tax effect of -
  State income taxes, net of
   federal benefit                        1,857       2,379      1,300
  U.S. income tax rate increase on
   cumulative timing differences                                   802
  Foreign operations                      1,062         730      1,296
  Reserves no longer required                                     (800)
  Other items, net                       (1,640)         54       (347)
Actual income tax provision             $23,706     $29,009    $14,900
Effective income tax rate                  37.0%       39.3%      41.2%

     The components of the deferred tax liabilities (assets) at December 31, 1995 and 1994 are comprised of the following:

                                                   1995        1994
Leveraged leases                                 $ 20,523    $ 20,290
Real estate ventures -
   Affordable housing                              10,816       6,809
   Other                                            5,500      17,029
Purchased tax benefit leases                        4,056       5,023
Depreciation                                        3,517       1,831
State income taxes, net of
  federal benefit                                   5,925       6,007
Other                                               4,175       2,963
Total deferred tax liabilities                     54,512      59,952
Inventory valuation                                (6,954)     (6,254)
Tax loss carryforwards                             (4,275)     (4,679)
State income taxes, net of
  federal benefit                                  (1,721)     (2,519)
Deferred compensation                              (4,035)     (1,288)
Bad debts                                          (2,339)     (2,041)
Workers compensation                               (2,685)     (2,575)
Marketable securities valuation                    (1,354)     (2,033)
Other                                              (5,500)     (6,963)
Total deferred tax assets                         (28,863)    (28,352)
Valuation allowance                                 4,275       4,679
Net deferred tax liability                       $ 29,924    $ 36,279

     The valuation allowance relates to tax loss carryforwards of which $1,141 as of December 31, 1995 will be credited to goodwill when and if utilized.
     The Company's federal income tax returns have been examined through 1990 without material adjustment of reported income.

NOTE 6 - DEBT
     The average annual interest rate on short-term notes payable was approximately 6.5% (5.9% domestic and 12.1% foreign) and 6.1% (5.8% domestic and 10.1% foreign) at December 31, 1995 and 1994, respectively. There are no compensating balance or commitment fee requirements associated with these short-term borrowings. The Company has guaranteed indebtedness of $1,250 relating to real estate ventures in which it participates.
     During 1995 the Company entered into a ten-year $75 million unsecured debt agreement with institutional investors. Additionally, the Company has capitalized lease obligations that are collateralized by certain equipment. Aggregate long-term maturities due annually for the five years beginning in 1996 are $3,788, $3,552, $2,890, $6,846, $6,547 and $66,131 thereafter.

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

     The components of net pension (income) for the plans consist of:

                                         1995        1994         1993
Service cost - benefits earned
  during the year                      $ 4,005     $ 3,618      $ 3,154
Interest cost on projected benefit
  obligation                             4,042       3,851        3,410
Actual return on plan assets           (27,286)      4,840      (12,563)
Net amortization and deferred gains
  and losses                            18,439     (13,071)       5,165
Net pension (income)                   $  (800)    $  (762)     $  (834)

     In 1994 the Company increased accrued benefits for active non-union employees for service prior to December 31, 1993 by 20%. The benefit improvement increased the projected benefit obligation by $3,342 and reduced the net pension income for the year by approximately $760.

     The reconciliation of the funded status of the plans at year end follows:

                                                1995                1994
Actuarial present value of benefit
obligations -
  Vested benefit obligation                   $(50,883)           $(48,332)
  Nonvested benefit obligation                  (3,044)             (1,321)
  Accumulated benefit obligation               (53,927)            (49,653)
Excess of projected benefit
  obligation over accumulated
  benefit obligation                            (7,892)             (9,873)
Projected benefit obligation                   (61,819)            (59,526)
Plan assets at fair value                      101,548              78,885
Plan assets in excess of
  projected benefit obligation                  39,729              19,359
Unrecognized net gain                          (30,538)            (10,101)
Unrecognized prior service cost                  4,027               4,625
Unamortized transition net asset                (7,325)             (8,790)
Prepaid pension cost included
  in the consolidated balance sheet           $  5,893            $  5,093

     Plan assets consist primarily of U.S. government obligations, investment grade corporate bonds and common and preferred stocks. The projected benefit obligation was determined using an assumed discount rate of 7% and an assumed rate of increase in compensation of 5% for both years. The expected long-term rate of return on plan assets was 7% for both years.
     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", which requires the accrual of the expected cost of retiree medical and life insurance benefits over the period the employee provides services to the Company.
Prior to the change, costs were charged to expense as incurred. The cumulative effect reported in the 1993 consolidated statement of income is an after-tax charge of $430, or $(.02) per share. The annual expense for these postretirement benefits was not significant in 1995, 1994 or 1993.

NOTE 8 - CAPITAL STOCK AND EARNINGS PER SHARE
     In January 1996 the Board of Directors declared a 3-for-2 stock split in the form of a 50% stock dividend on the Company's Common and Class A stock, payable March 1, 1996 to stockholders of record February 14, 1996. All share and per share data, as appropriate, reflect this split. The effect of the split is presented retroactively within stockholders' equity at December 31, 1995 by transferring the par value for the additional shares issued from the capital in excess of par value account to the common stock accounts.
     Except for voting and dividend rights, the two classes of common capital stock are identical. Class A stockholders are entitled to one-tenth vote per share and have the right to elect 25% of all directors, but not less than two. Common stockholders are entitled to one vote per share and have the right to elect the remaining number of directors. Upon a change of control of the Company (as defined in the Company's certificate of incorporation), the Class A stock will automatically be changed into Common stock.
     Cash dividends declared on Class A stock are required to be 1 2/3 cents per share more than dividends declared on Common stock (up to a maximum of 6 2/3 cents per share per year). Beginning with dividends declared in the second quarter of 1993, the quarterly dividends on Common stock and Class A stock were reduced by 3 1/3 cents as a result of the spinoff of AptarGroup, Inc. on April 22, 1993.
     Net income per share of common capital stock is based on the combined weighted average number of Class A and Common shares outstanding which does not include shares issuable upon exercise of outstanding non-qualified stock options or shares distributable as performance share awards because the dilutive effect is not significant.

NOTE 9 - STOCK OPTIONS AND AWARDS
     The Company's 1990 stock awards plan (as amended in 1994) provides for the issuance of up to 1,500,000 shares of Class A stock to employees pursuant to options, performance and bonus share rights and other awards. Certain awards are payable in the form of Class A stock or cash. Performance and bonus share rights and non-qualified options vest ratably over terms of five years or less. Options are exercisable up to ten years from date of grant. Shares are issued or cash is paid pursuant to performance and bonus share rights upon specified maturity dates.
     Activity in options and performance and bonus share rights for Class A stock, restated for the 3-for-2 stock split is summarized as follows (prices shown are per share):

                                                     1995         1994
Outstanding at beginning of year                    359,590      224,314
Shares issued for rights ($17.08 to $20.08)          (1,494)
Options paid in cash                                 (1,072)
Options cancelled                                    (2,146)
Rights granted ($26.33 to $30.50)                    72,600
Options granted ($29.83 and $23.00)                 166,650      135,276
Outstanding at end of year ($6.32 to
   $30.50 and $6.32 to $23.00)                      594,128      359,590
Exercisable at end of year ($6.32 to $9.05)          30,750            0
Available for grant                                 716,154      953,258

     In addition, the Company has granted other awards which provide additional deferred compensation based on the increase in fair market value of the Company's Class A stock. The cost of these compensation agreements is provided currently as it relates to prior service and ratably over the employees' future employment as it applies to future service. Awards of performance and bonus share rights are expensed as compensation at the date of grant. Expense under all of these arrangements amounted to $5,748, $1,065 and $1,180 in 1995, 1994 and 1993, respectively.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS
     The carrying amount of cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximates fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company's other financial instruments at year end:

                                          1995                 1994
                                   Carrying    Fair     Carrying    Fair
                                    Amount     Value     Amount     Value
Financial assets -
 Marketable securities             $ 25,585   $ 25,585  $ 34,313   $ 34,313
 Investment in U.S.S.B               20,000    121,280    20,000     25,000
 Affordable housing investments      17,325     17,325    11,525     11,525
 Notes receivable                     6,536      6,634     5,047      5,569
Financial liabilities -
 Long-term debt                     (89,754)   (89,138)  (10,272)   (10,071)

     The estimated fair values of marketable securities (all available-for-sale) are based on quoted market prices. At December 31, 1995 and 1994, marketable securities consisted of adjustable rate preferred stocks, which had gross unrealized holding losses of $3,366 and $5,083, respectively. Realized gains and losses on sales of marketable securities are based upon the specific identification method. Such gains totaled $198 and $330 in 1995 and 1994, respectively, and losses totaled $453 and $305 in 1995 and 1994, respectively.
     In February 1996 the Company sold 13% of its investment in U.S.S.B. as part of an initial public offering of U.S.S.B. common stock. The sale resulted in a pre-tax gain of $13,162.
     In 1994 the Company sold its 16.67% ownership in First Alert, Inc. as part of an initial public offering of First Alert, Inc. common stock. The sale resulted in a pretax gain of $19,506.
     The estimated fair values of the notes receivable and long-term debt were calculated based upon the present value of estimated cash flows using appropriate discount rates. The estimated fair values of the Company's investments in affordable housing projects and, for 1994, in U.S.S.B., a satellite broadcasting company, were based upon available financial and other information. For 1995, the estimated fair value of U.S.S.B. was based on the sale price of the above mentioned public offering. In addition, the Company will increase the recorded value of its investment in Cylink Corporation from $7.7 million at December 31, 1995 to $31.7 million to reflect the increase in the Company's equity in Cylink's net book value as a result of an initial public offering in February 1996. The Company's 8.6 million shares in Cylink had a quoted market value in excess of $168 million as of February 20, 1996.
     The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts and the estimates presented above may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

NOTE 11 - LEASE COMMITMENTS
     The Company leases certain manufacturing facilities, warehouses, office space and equipment under noncancelable operating leases expiring at various dates through the year 2014. Most of the leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Minimum annual rental commitments under all noncancelable leases for the next five years beginning with 1996 are $16,031, $14,630, $12,810, $11,420, $8,652 and an aggregate of $7,474 thereafter. Rental commitments are stated net of minimum sublease rentals aggregating $4,236. Total rent expense (including taxes, insurance and maintenance when included in the rent) amounted to $17,714, $16,426 and $15,484 in 1995, 1994 and 1993,
respectively.

NOTE 12 - CONTINGENCIES AND COMMITMENTS
     In 1989 a judgment was entered against Saddlebrook Resorts, Inc. ("Saddlebrook"), a former subsidiary of the Company, in a lawsuit which arose out of the development of Saddlebrook's resort and a portion of the adjoining residential properties owned and currently under development by the Company. The lawsuit alleged damage to plaintiffs' adjoining property caused by surface water effects from improvements to the properties.
Damages of approximately $8 million were awarded to the plaintiffs and an injunction was entered requiring, among other things, that Saddlebrook work with local regulatory authorities to take corrective actions. In 1990 the trial court entered an order vacating the judgment and awarding a new trial. In December 1994, Saddlebrook's motion for summary judgment based on collateral estoppel was granted on the ground that Plaintiffs' claims were fully retried and rejected in a related administrative proceeding. Plaintiffs have appealed the trial court's decision granting summary judgment. The Company believes that the ultimate outcome of the aforementioned lawsuit will not have a material adverse effect on its financial statements.
     The Company has committed to invest up to a total of $2.7 million in certain affordable housing ventures through 1997.
     The Company in the normal course of business is subject to a number of lawsuits and claims both actual and potential in nature. While management believes that resolution of existing claims and lawsuits will not have a material adverse effect on the Company's financial statements, management is unable to estimate the magnitude of financial impact of claims and lawsuits which may be filed in the future.

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





                                                                                                       Depreciation
                                                        Operating      Identifiable      Capital           and
Industry Segments                       Net Sales        Income           Assets       Expenditures    Amortization
1995
Alarm and Other Security Products       $754,003        $ 54,021         $420,738       $ 36,835         $ 15,008
Publishing                               191,263          11,941           88,721          5,154            5,788
General Corporate and Other                  403          (6,718)         163,515             67              218
Consolidated                            $945,669        $ 59,244         $672,974       $ 42,056         $ 21,014


1994
Alarm and Other Security Products       $600,643        $ 45,173         $336,730       $ 20,381         $ 13,993
Publishing                               176,729          11,002           87,007          7,755            5,656
General Corporate and Other                  654          (6,253)         139,550            110              511
Consolidated                            $778,026        $ 49,922         $563,287       $ 28,246         $ 20,160

1993
Alarm and Other Security Products       $482,787        $ 33,416         $268,151       $ 23,117         $ 11,464
Publishing                               164,627           7,206           78,733          6,265            5,185
General Corporate and Other                2,691          (6,610)         135,093             96              600
Consolidated                            $650,105        $ 34,012         $481,977       $ 29,478         $ 17,249

                                                  Operating   Identifiable
Geographic Areas                    Net Sales      Income        Assets

1995
Domestic Operations                 $860,687      $ 53,032      $576,018
European Operations                   70,302         4,041        77,328
Other Foreign Operations              40,943         2,199        20,445
Eliminations                         (26,263)          (28)         (817)
Consolidated                        $945,669      $ 59,244      $672,974

1994
Domestic Operations                 $721,956      $ 48,206      $503,853
European Operations                   48,063           119        49,580
Other Foreign Operations              31,238           882        10,279
Eliminations                         (23,231)          715          (425)
Consolidated                        $778,026      $ 49,922      $563,287

1993
Domestic Operations                 $606,199      $ 35,919      $446,244
European Operations                   38,024        (1,094)       34,598
Other Foreign Operations              27,243             9        10,618
Eliminations                         (21,361)         (822)       (9,483)
Consolidated                        $650,105      $ 34,012      $481,977




NOTE 14 - QUARTERLY RESULTS (UNAUDITED)
	Quarterly results of operations for the years ended December 31, 1995 and 1994 are shown below:

                                     1995  Quarters                   Total
                           First     Second     Third    Fourth      For Year
Net Sales                $220,404   $235,320  $239,131  $250,814     $945,669
Gross Profit               80,785     85,384    83,847    92,945      342,961
Net Income                  8,720     10,730     9,180    11,742 (a)   40,372

Per Share -
Net Income                    .42        .51       .44       .56 (a)     1.93


                                     1994  Quarters                   Total
                           First     Second     Third    Fourth      For Year
Net Sales                $176,543   $189,220  $202,026  $210,237     $778,026
Gross Profit               66,468     68,503    72,314    75,161      282,446
Income Before Gain
  on Sale of Investment     7,707      7,882     8,296     9,175       33,060
Gain on Sale of
  Investment               10,249      1,527                           11,776
Net Income                 17,956      9,409     8,296     9,175       44,836

Per Share -
Income Before Gain
  on Sale of Investment       .37        .37       .40       .44         1.58
Gain on Sale of
  Investment                  .49        .08                              .57
Net Income                    .86        .45       .40       .44         2.15

(a) Net income for the 1995 fourth quarter includes cash distributions received from real estate limited partnerships, a gain on the sale of a publication and insurance proceeds, less accruals related to certain litigation. The net after-tax effect of these items increased net income by $1,671, or $.08 per share.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Pittway Corporation
     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Pittway Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Pittway Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Notes 5 and 7 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions.





/s/ Price Waterhouse LLP


Chicago, Illinois
February 21, 1996

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







/s/ King Harris                        /s/ Paul R. Gauvreau
President and Chief Executive Officer  Financial Vice President and Treasurer

Supplemental Information
Five Year Summary of Selected Financial Data
(Dollars in thousands, except per share Data)


                                             1995        1994        1993        1992        1991
Operating Results
   Net Sales of Continuing Operations      $945,669    $778,026    $650,105    $568,301    $516,343
   Operating Income from Continuing
     Operations                              59,244      49,922      34,012      22,069      11,621
   Income from Continuing Operations         40,372      44,836(b)   21,240      12,460       4,371
   Income from Discontinued Operations                               10,046      34,938(c)   21,145
   Cumulative Effect of Changes in
     Accounting Principles                                            1,535
   Net Income                                40,372      44,836(b)   32,821      47,398(c)   25,516
   Per Share (a):
     Income from Continuing Operations         1.93        2.15(b)     1.02         .60         .21
     Income from Discontinued Operations                                .48        1.68(c)     1.02
     Cumulative Effect of Changes in
       Accounting Principles                                            .07
     Net Income                                1.93        2.15(b)     1.57        2.28(c)     1.23
   Cash Dividends Declared Per Share (a):
     Common                                     .267        .267        .30         .40         .40
     Class A                                    .333        .333        .367        .733        .733
   Capital Expenditures                      42,056      28,246      29,478      17,187      13,872
   Depreciation and Amortization             21,014      20,160      17,249      14,829      13,783

At Year End
   Assets of Continuing Operations          672,974     563,287     481,977     436,358     371,375
   Investment in Discontinued Operations                                        137,648     198,433
   Total Assets                             672,974     563,287     481,977     574,006     569,808
   Long-Term Debt                            85,966       5,088       6,083       9,601      21,584
   Stockholders' Equity(d)                  363,026     328,130     292,064     419,501     399,578
     Per Share(a)(d)                          17.36       15.69       13.97       20.06       19.27
   Market Price Per Share (a)(d):
     Common                                   44.25       26.00       22.67       25.33       22.08
     Class A                                  45.17       26.83       21.50       23.00       19.58

(a)   Per share data reflect the 3-for-2 stock split declared in January 1996.
(b)   Includes net gain on sale of First Alert stock of $11,776, or $.57 per share.
(c)   Includes net gain on disposal of discontinued operations of $16,558, or $.80 per share.
(d)   Stockholders' equity and market prices after December 31, 1992 reflect the spin-off of AptarGroup,
      Inc. in April 1993.


Market Prices, Security Holders and Dividend Information


     The Company's Common stock (ticker symbol PRY) and Class A stock (ticker symbol PRYA) are traded on the American Stock Exchange. As of December 31, 1995, stockholders of record totaled approximately 500 for Common and 1,000 for Class A.
     The following table sets forth, on a quarterly basis, the high and low prices for the Common and Class A stock on the American Stock Exchange, along with the cash dividends declared, adjusted to reflect the three-for-two stock split declared in January 1996.

                       Common             Class A          Dividends Declared
                  High         Low    High         Low    Common      Class A

1995 Quarter:
   First          $30.67    $25.00    $31.00    $25.00    $.0667       $.0833
   Second          31.17     28.00     30.75     28.25     .0667        .0833
   Third           41.33     28.58     41.50     29.33     .0667        .0833
   Fourth          44.92     38.17     46.00     37.58     .0667        .0833

1994 Quarter:
   First          $26.00    $21.00    $23.17    $20.92    $.0667       $.0833
   Second          27.17     22.67     25.42     22.33     .0667        .0833
   Third           26.33     23.50     25.58     22.50     .0667        .0833
   Fourth          26.67     24.33     27.08     23.75     .0667        .0833

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF CONTINUING OPERATIONS

     Sales grew 22% in 1995 and 20% in 1994 principally due to higher sales levels in the Company's alarm systems segment. Domestic sales increased 19% in both 1995 and 1994. International sales, representing 12% of total consolidated sales in 1995 and 10% in 1994, relate to the alarm segment and increased 40% in 1995 and 22% in 1994. The larger increase in 1995 is primarily attributable to the expansion of European operations. Gross profit increased 21% in both 1995 and 1994 principally due to the increased sales levels. Selling, general and administrative expenses increased 22% in 1995 and 16% in 1994 primarily due to increased costs associated with the expanded sales volume. General and administrative expenses also increased in 1995 due to higher employee deferred compensation expense on accruals related to stock appreciation rights resulting from the effect of a significant increase in the price of the Company's stock.

     ALARM product sales accounted for 80% of consolidated revenues in 1995 (77% in 1994) and increased 26% in 1995 and 24% in 1994. The increases were due to a combination of overall market growth and, more significantly, increased market share. The Company's distribution business made significant gains capitalizing on the bankruptcy of a major competitor. Increases at the Company's manufacturing units reflect continued acceptance of numerous new product offerings.
     Operating income for the segment increased 20% in 1995 and 35% in 1994 primarily because of the expanded sales volume. Research and development expense amounted to $16.6 million and $11.8 million in 1995 and 1994, respectively, reflecting continuing development and expansion of the Company's burglar and fire alarm products and systems. Deferred compensation expense in 1995 was significantly higher than in 1994.

     PUBLISHING sales increased 8% in 1995 and 7% in 1994 primarily due to a modest increase in advertising pages and page rates and to higher ancillary product revenues. Operating income increased 9% in 1995 and 53% in 1994 due to increased advertising revenues, higher profits from non-advertising-page revenues and improved operating efficiencies. Operating income in 1995 was adversely impacted by significantly higher paper costs, up 40%, postage costs, up 10%, and the aforementioned deferred compensation costs.

     DEPRECIATION AND AMORTIZATION expense increased both in 1995 and 1994 as a result of capital additions, principally in the alarm segment.

     OTHER INCOME (EXPENSE) was less favorable in 1995 compared to 1994 due to the inclusion of a $19.5 million pretax gain on the sale of First Alert, Inc. common stock in 1994. Excluding this gain, other income (expense) was slightly more favorable due to increased cash distributions from real estate ventures, a larger gain on the sale of publications and insurance proceeds partially offset by higher interest expense, reduced income from marketable securities and leveraged leases and a greater loss at an affiliate.
     Excluding the First Alert gain, other income in 1994 increased over 1993 primarily due to higher yields on marketable securities, a $896,000 favorable swing in foreign currency transaction effects, a gain on the sale of a publication and higher miscellaneous income. These favorable comparisons were partially offset by reduced income from leveraged leases and a loss from an affiliate and higher interest expense. The effect of increased rates on a higher level of short-term borrowings was partly offset by lower long-term debt.

     EFFECTIVE TAX RATES were 37.0% in 1995, 39.3% in 1994 and 41.2% in 1993. An analysis of the Company's effective tax rate appears in Note 5 to the Consolidated Financial Statements. The effect of the increase in the U.S. federal income tax rate from 34% to 35% in 1993 was to increase the federal income tax provision by $1.2 million ($.4 million related to 1993 income and $.8 million to increase prior accumulated deferred taxes).

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

     In October 1995 SFAS No. 123, "Accounting for Stock Based Compensation", was issued. The statement becomes effective for the 1996 fiscal year and establishes a fair value based method of accounting for employee stock based compensation plans and encourages adoption of that method. Companies may however continue to apply the method currently prescribed under existing accounting rules, provided certain pro forma disclosures are made. The Company plans to retain the accounting method prescribed under the existing rules and will provide the necessary disclosures in the notes to the consolidated financial statements in 1996.


DISCONTINUED OPERATIONS

     Earnings from discontinued operations in 1993 include the results of AptarGroup, Inc. until the spinoff in April of that year. Income from discontinued operations in 1993 was favorably impacted by a $3.1 million benefit from the adoption of SFAS No. 109.

FINANCIAL CONDITION

     The Company's financial condition remained strong through 1995. Management anticipates that operations, borrowings and marketable securities will continue to be the primary source of funds needed to meet ongoing programs for capital expenditures, to finance acquisitions and investments and to pay dividends.

     In 1995 the primary sources of the $13.8 million net cash provided by continuing operations were operating profits before depreciation and amortization. Such cash generated was partially used to finance the net increase in working capital items. The remaining cash generated from operations, along with a $75 million long-term borrowing and $10.2 million net proceeds from the sale of marketable securities, were used principally to make capital expenditures of $42.1 million, pay down short-term loans, make additional investments of $6.0 million, principally in affordable housing, pay dividends of $6.7 million and make business acquisitions totaling $12.9 million.

     The Company continually investigates investment opportunities for growth in related areas and is presently committed to invest approximately $2.7 million in certain affordable housing ventures through 1997.

     The Company has real estate investments in various limited partnerships with interests in commercial rental properties which may be sold or turned over to lenders due to the present weak commercial real estate market. Such events have no effect on net income although they do have a negative impact on the Company's cash position because significant tax payments become due when the properties are sold or returned to the lenders. After the tax payments made in 1995 relating to these properties and additional tax losses generated from holding them, the Company has approximately $5 million accrued at December 31, 1995 to fully cover the remaining tax payments that would be due if all the properties are sold or returned to the lenders.

     Cash distributions received from limited real estate partnerships amounted to $4 million in 1995. Distributions from these partnerships in
1996 are not expected to be as significant.   In February 1996, the Company
sold 622,500 shares of its investment in United States Satellite Broadcasting ("U.S.S.B.") in connection with its initial public offering and realized net cash proceeds of $15.8 million or $10.7 million after taxes. The Company intends to classify its remaining 4,167,375 U.S.S.B. shares in 1996 as a non-current investment in marketable equity securities. The Company also intends to hold its existing investment in preferred stocks, although occasional sales may be made selectively as conditions warrant.

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