Form 10-K, Exhibit 13
period 1996-12-31
PITTWAY CORP /DE/
filed 1997-03-31
CIK 93469

                                                                    EXHIBIT 13
                                                           PITTWAY CORPORATION
                                                             DECEMBER 31, 1996

                                                                     FORM 10-K



Pittway Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
For The Years Ended December 31, 1996, 1995 and 1994
(Dollars in thousands, except per share)

                                          1996          1995           1994
Net Sales                              $1,111,575      $945,669      $778,026
Operating Expenses:
   Cost of sales                          678,903       581,694       475,420
   Selling, general and
     administrative                       322,106       283,717       232,524
   Depreciation and amortization           28,166        21,014        20,160
                                        1,029,175       886,425       728,104
Operating Income                           82,400        59,244        49,922

Other Income (Expense):
   Gain on sale of
     investment                            13,162                      19,506
   Gain from Cylink stock
     offering                              23,279
   Income from marketable
     securities and other interest          3,147         2,745         3,955
   Interest expense                        (8,624)       (5,778)       (3,250)
   Income from investments                  1,766         3,828         2,506
   Miscellaneous, net                         350         4,039         1,206
                                           33,080         4,834        23,923
Income Before Income Taxes                115,480        64,078        73,845

Income Taxes (Note 5):
   Current                                 34,580        30,634        27,301
   Deferred                                 7,858        (6,928)        1,708
                                           42,438        23,706        29,009
Net Income                             $   73,042      $ 40,372      $ 44,836

Net Income Per Share of Common
  and Class A Stock (Note 7)           $     3.49      $   1.93      $   2.15

Average Number of Shares
  Outstanding (in thousands)(Note 7)       20,921        20,912        20,911


See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

Pittway Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEET
December 31, 1996 and 1995
(Dollars in thousands, except per share)


ASSETS                                              1996               1995
Current Assets:
  Cash and equivalents                            $ 32,409           $ 31,407
  Marketable securities                             26,026             25,586
  Accounts and notes receivable, less
    allowance for doubtful accounts of
    $9,670 in 1996 and $8,493 in 1995              208,182            175,432
  Inventories (Note 2)                             203,254            152,636
  Future income tax benefits (Note 5)               19,358             16,996
  Prepayments, deposits and other                   10,287             11,929
                                                   499,516            413,986

Property, Plant and Equipment, at cost:
  Buildings                                         43,413             25,797
  Machinery and equipment                          224,268            190,780
                                                   267,681            216,577
  Less:  Accumulated depreciation                  132,867            109,021
                                                   134,814            107,556
  Land                                               2,787              2,188
                                                   137,601            109,744

Investments:
  Marketable securities                             37,814             20,000
  Investment in affiliate                           31,183              7,689
  Real estate and other ventures                    39,242             33,874
  Leveraged leases (Note 3)                         19,515             21,046
                                                   127,754             82,609

Other Assets:
  Goodwill, less accumulated amortization
    of $9,707 in 1996 and $8,432 in 1995            54,068             48,714
  Other intangibles, less accumulated
    amortization of $10,668 in 1996 and
    $10,360 in 1995                                  5,022              5,422
  Notes receivable                                   8,070              5,892
  Miscellaneous                                      7,062              6,607
                                                    74,222             66,635
                                                  $839,093           $672,974

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.



LIABILITIES AND STOCKHOLDERS' EQUITY                    1996          1995
Current Liabilities:
  Notes payable (Note 4)                              $ 46,525      $ 32,212
  Long-term debt due within one year (Note 4)            3,933         3,788
  Dividends payable                                      1,724         1,766
  Accounts payable                                     102,077        68,700
  Accrued expenses                                      53,937        46,310
  Income taxes payable                                   5,685         5,644
  Retirement and deferred compensation plans             6,782         6,503
  Unearned income                                        3,538         3,185
                                                       224,201       168,108

Long-Term Debt, less current maturities (Note 4):
  Notes payable, 6.70% and 6.81%, due in annual
    installments of $5 million beginning 1999
    with the balance due 2005                           75,000        75,000
  Capitalized leases, principally at 5%-6%, due
    in monthly installments through 2002                 4,921         6,186
  Other                                                  7,995         4,780
                                                        87,916        85,966

Deferred Liabilities:
  Income taxes (Note 5)                                 65,738        46,920
  Other                                                 14,366         8,954
                                                        80,104        55,874

Stockholders' Equity:
  Preferred stock, authorized 2,000,000 shares;
    none issued
  Common capital stock, $1 par value (Note 7) -
    Common stock, authorized 30,000,000 shares;
      3,938,832 shares issued and outstanding            3,939         3,939
    Class A stock, authorized 24,000,000 shares;
      16,987,622 and 16,973,313 shares issued
      and outstanding in 1996 and 1995,
      respectively                                      16,987        16,973
  Capital in excess of par value                        21,714        21,423
  Retained earnings                                    391,753       325,420
  Cumulative marketable securities valuation
    adjustment                                          12,453        (2,019)
  Cumulative foreign currency translation
    adjustment                                              26        (2,710)
                                                       446,872       363,026
                                                      $839,093      $672,974


Pittway Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
For The Years Ended December 31, 1996, 1995 and 1994
(Dollars in thousands)

                                                 1996        1995       1994
Cash Flows From
 Operating Activities:
 Net income                                   $ 73,042    $ 40,372   $ 44,836
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation and amortization                28,166      21,014     20,160
   Gain on sale of investment, net of taxes     (8,149)               (11,776)
   Gain from Cylink stock offering,
    net of taxes                               (14,413)
   Deferred income taxes                          (876)     (6,928)     1,708
   Retirement and deferred compensation
    plans                                        4,915       9,275      2,010
   Income/loss from investments adjusted
    for cash distributions received                404       2,277       (931)
   Provision for losses on accounts
    receivable                                   5,170       4,901      3,167
   Gain on sale of assets                         (106)     (2,575)      (828)
   Change in assets and liabilities,
    excluding effects from acquisitions,
    dispositions and foreign currency
    adjustments:
     Increase in accounts and
      notes receivable                         (32,000)    (34,229)   (26,882)
     Increase in inventories                   (48,350)    (17,457)   (23,669)
     Decrease (increase) in prepayments
      and deposits                               1,482      (2,068)    (3,422)
     Increase in accounts payable and
      accrued expenses                          37,063       7,628     19,919
     Increase (decrease) in income taxes
      payable                                      114      (4,480)     7,137
   Other changes, net                           (1,211)     (3,904)     2,491
 Net cash provided by operations                45,251      13,826     33,920

Cash Flows From Investing Activities:
 Capital expenditures                          (50,189)    (42,056)   (28,246)
 Proceeds from the sale of investment,
  net of taxes of $5,013 and $9,730             10,748                 14,776
 Proceeds from the sale of marketable
  securities                                    11,102      16,034     29,297
 Purchases of marketable securities            (10,600)     (5,846)   (37,261)
 Dispositions of property and equipment            793       3,202        795
 Additions to investments                       (4,566)     (5,984)   (10,112)
 Dispositions of businesses                                    355        650
 (Increase) decrease in notes receivable        (4,351)     (1,194)     4,267
 Net assets of businesses acquired,
  net of cash                                   (3,263)    (12,931)    (5,921)
 Net cash used by investing activities         (50,326)    (48,420)   (31,755)

Cash Flows From Financing Activities:
 Net increase (decrease)in notes payable        12,540     (14,090)    14,802
 Proceeds of long-term debt                      5,284      81,693      3,585
 Repayments of long-term debt                   (5,338)     (5,307)    (5,488)
 Stock options exercised                           133
 Dividends paid                                 (6,752)     (6,699)    (6,707)
 Net cash provided by financing activities       5,867      55,597      6,192

Effect of Exchange Rate Changes on Cash            210          45         94

Net Increase in Cash and Equivalents             1,002      21,048      8,451
Cash and Equivalents at Beginning of Period     31,407      10,359      1,908
Cash and Equivalents at End of Period         $ 32,409    $ 31,407   $ 10,359

Supplemental Cash Flow Disclosure:
 Interest paid                                $  8,552    $  5,720   $  3,388
 Income taxes paid                            $ 35,166    $ 35,329   $ 22,173

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

Pittway Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 1996, 1995 and 1994
(Dollars in thousands, except per share)

                                                                                                         Cumulative  Cumulative
                                                                                                         Marketable   Foreign
                                                                                   Capital In            Securities   Currency
                                        Common Stock           Class A Stock       Excess of   Retained  Valuation   Translation
                                      Shares    Par Value    Shares     Par Value  Par Value   Earnings  Adjustment  Adjustment
Balance - December 31, 1993         2,626,024      $2,626  11,314,700     $11,315     $28,348  $253,628                 $(3,853)
 Cumulative effect of change in
  accounting for marketable
  securities                                                                                                $  141
 Net income                                                                                      44,836
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
  Class A stock - $.333 per share                                                                (5,657)
 Marketable securities
  valuation adjustment                                                                                       (3,191)
 Currency translation adjustment                                                                                            988
Balance - December 31, 1994         2,626,024       2,626  11,314,700      11,315      28,348   291,756      (3,050)     (2,865)
 Net income                                                                                      40,372
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
  Class A stock - $.333 per share                                                                (5,657)
 Shares issued pursuant to
  performance awards                                              996           1          52
 Three-for-two stock split
  (Including $7 payable for
  fractional shares)                1,312,808       1,313   5,657,617       5,657      (6,977)
 Marketable securities
  valuation adjustment                                                                                        1,031
 Currency translation adjustment                                                                                            155
Balance - December 31, 1995         3,938,832       3,939  16,973,313      16,973      21,423   325,420      (2,019)     (2,710)
 Net income                                                                                      73,042
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
  Class A stock - $.333 per share                                                                (5,658)
 Shares issued pursuant to stock
  options                                                      14,309          14         291
 Marketable securities
  valuation adjustment                                                                                       14,472
 Currency translation adjustment                                                                                          2,736
Balance - December 31, 1996         3,938,832      $3,939  16,987,622     $16,987     $21,714  $391,753     $12,453     $    26

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

SUMMARY OF ACCOUNTING POLICIES
(Dollars in thousands)


Basis of Presentation
     The consolidated financial statements include the accounts of Pittway Corporation and its majority-owned subsidiaries (the "Company"). The Company follows the equity method of accounting for its investments in greater than 20%-owned but less than majority-owned affiliates. All share and per share data, as appropriate, reflect a 3-for-2 stock split paid March 1, 1996 (Note 7). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year classification.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
     Cash equivalents are generally comprised of highly liquid instruments with original maturities of three months or less, such as treasury bills, certificates of deposit, commercial paper and time deposits.

Marketable Securities
     The Company records its investments in marketable securities at market value. Changes in market value for these securities are reported, net of tax, in a separate component of stockholders' equity until realized.

Inventories
     Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. Cost of substantially all domestic inventories is determined by using the last-in, first-out (LIFO) method, while the remaining inventories are valued primarily using the first-in, first-out (FIFO) method.

Property, Plant and Equipment
     Property, plant and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Depreciation expense amounted to $25,661, $21,100 and $17,492 in 1996, 1995 and 1994,
respectively.

Investments
     Marketable securities consist of stock in United States Satellite Broadcasting ("USSB"), a satellite broadcast company. USSB was carried at cost at December 31, 1995.
     Investment in affiliate consists of an equity interest in Cylink Corporation ("Cylink"), an affiliate that manufactures encryption and data communication devices.
     Real estate and other ventures consist principally of equity interests in limited real estate partnerships and land held for development. The Company's adjusted basis in certain of the limited real estate partnerships is carried at zero, and investments in other partnerships and ventures are carried on a cost basis. Cash distributions received from these partnerships and ventures are recorded as income from investments.
     Leveraged leases consist of the rentals receivable net of the principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as income from investments over the lease term.

Intangible Assets
     Management believes that goodwill, trademarks and tradenames acquired in purchase transactions have continuing value. It is the Company's policy to amortize such costs over periods of up to 40 years except for the costs of such assets acquired prior to 1970. Intangible assets of approximately $3,356 related to pre-1970 acquisitions are not being amortized because the Company believes there has been no diminution of value.
     Other intangibles acquired in purchase transactions or developed, consisting of non-compete agreements, customer mailing lists, patents and software development costs are capitalized and amortized over their estimated useful lives.
     The carrying value of intangible assets is periodically reviewed by the Company and impairment is recognized when the projected, undiscounted net pretax cashflows derived from such intangible assets are less than their carrying value.

Research and Development Expenses
     Research and development costs are expensed as incurred. These costs amounted to $18,077, $16,599 and $11,849 in 1996, 1995 and 1994,
respectively.

Advertising and Promotion Expenses
     Advertising and promotion costs are expensed as incurred. These costs amounted to $20,512, $17,500 and $15,440 in 1996, 1995 and 1994,
respectively.

Income Taxes
     Provisions for income taxes recognize the tax effects of all transactions entering into the determination of net income for financial statement purposes, irrespective of when such transactions are reported for income tax purposes. In general, depreciation is computed on a straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Deferred income taxes and future income tax benefits have been recognized for all temporary differences.
     The Company uses the liability method of accounting for deferred income taxes.

Product Liability and Workers Compensation Claims
     Provisions are made for estimated losses from product liability and workers compensation claims which are not covered by insurance.

Translation of Foreign Currencies
     The functional currency of the Company's foreign operations is the local currency. Accordingly, assets and liabilities of foreign operations are translated to U.S. dollars at the rates of exchange on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity. Transaction gains and losses are reflected in miscellaneous income and amounted to (expense) income of $(102), $(72) and $373 in 1996, 1995 and 1994, respectively.

Stock-Based Compensation
     Statement of Financial Accounting Standards ("SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue accounting for stock-based compensation using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for other stock-based awards is based on the quoted market price of the Company's Class A stock at the date of grant for performance and bonus share awards and, for these awards and for stock appreciation rights, the changes in such stock price during each subsequent reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)

Note 1 - Acquisitions and Dispositions
     During 1996, the Company acquired the assets and businesses of two foreign distributors of alarm systems and a manufacturer of glass break sensors. The total purchase price for these businesses was $3,263 cash and $2,619 payable over three years.
     During 1995, the Company acquired the assets and businesses of a manufacturer of residential burglar/fire alarm controls, a distributor of alarm and other security products and a foreign manufacturer of commercial intrusion alarms and control panels. The total purchase price for these businesses was $12,931 cash and $3,089 in notes. The Company sold a publication for $1 million cash, received in January 1996, and the assumption of related liabilities. The Company also sold its 51% interest in a business offering seminars to its minority stockholders for $354 cash and retained a $1 million note receivable due from this former subsidiary.
     During 1994, the Company acquired the assets and businesses of a direct mail production company, a designer of wide area network building control monitoring systems, a manufacturer of glass break sensors and a designer of closed-circuit television, access control and alarm systems. The total purchase price for these businesses was $5,921 cash. The Company also sold a publication for $650 cash.
     All the aforementioned acquisitions were accounted for as purchase transactions. The impact of these acquisitions on consolidated results of operations was not significant. These companies have been included in the consolidated financial statements from their respective dates of acquisition or to the dates of disposition.

Note 2 - Inventories
     At December 31, 1996 and 1995 approximately 85% and 83%,
respectively, of the total inventories are accounted for by the LIFO method. The recorded value of inventory approximates current cost. At year end, inventories consist of:
                                                   1996               1995
     Raw materials                              $ 41,568           $ 33,666
     Work-in-process                              19,560             18,521
     Finished goods -
       Manufactured by the Company                69,020             55,442
       Manufactured by others                     73,106             45,007
                                                $203,254           $152,636

Note 3 - Leveraged Leases
     The Company is an equity participant in leveraged leases of an aircraft and communication satellite transponders. As the Company has no general liability for the nonrecourse debt attributable to the acquisition of such assets, the debt has been offset against the related rentals receivable. The net investment in leveraged leases consists of:

                                               1996              1995
Rentals receivable (net of principal
  and interest on nonrecourse debt)           $12,875           $13,179
Estimated residual value                       11,432            12,532
Unearned and deferred income                   (4,792)           (4,665)
Investment in leveraged leases                 19,515            21,046
Deferred income taxes                         (19,630)          (20,523)
Net investment                                $  (115)          $   523

     A summary of the components of income from leveraged leases follows:

                                          1996       1995       1994
Income before income taxes              $   433    $   363    $ 1,142
Income tax benefit (cost) -
  Current                                  (911)       106      3,201
  Deferred                                  759       (233)    (3,601)
Income from leveraged leases            $   281    $   236    $   742

     Minimum annual rentals receivable (net of principal and interest on nonrecourse debt) under leveraged leases for the next five years beginning with 1997 are $975, $2,065, $1,751, $3,488, $483 and an aggregate of $4,113 thereafter.

Note 4 - Debt
     The average annual interest rate on short-term notes payable was approximately 6.6% (5.7% domestic and 11.7% foreign) and 6.5% (5.9% domestic and 12.1% foreign) at December 31, 1996 and 1995, respectively. There are no compensating balance or commitment fee requirements associated with these short-term borrowings. The Company has guaranteed indebtedness of $1,250 relating to real estate ventures in which it participates.
     The Company's capitalized lease obligations are collateralized by certain equipment. Other long-term debt is unsecured, bearing interest principally at 6% to 8%, with maturities through 2003. Aggregate long-term maturities due annually for the five years beginning in 1997 are $3,933, $5,083, $7,701, $6,859, $6,039 and $62,234 thereafter.

Note 5 - Income Taxes
     Income before income taxes consists of:

                                         1996        1995       1994
Domestic income                        $109,772     $60,148    $73,204
Foreign income                            5,708       3,930        641
                                       $115,480     $64,078    $73,845

     The provision for income taxes consists of:

                                         1996        1995       1994
Current -
     Federal                           $ 27,867     $25,107    $22,819
     State and local                      4,251       2,857      3,660
     Foreign                              2,462       2,670        822
                                         34,580      30,634     27,301
Deferred -
     Federal                              7,680      (6,696)     1,576
     Foreign                                178        (232)       132
                                          7,858      (6,928)     1,708
                                       $ 42,438     $23,706    $29,009

     The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

                                         1996        1995       1994
Income tax at statutory rate            $40,418     $22,427    $25,846
Tax effect of -
  State income taxes, net of
   federal benefit                        3,307       1,857      2,379
  Foreign operations                        642       1,062        730
  Other items, net                       (1,929)     (1,640)        54
Actual income tax provision             $42,438     $23,706    $29,009

Effective income tax rate                  36.7%       37.0%      39.3%

     The components of the deferred tax liabilities (assets) at December 31, 1996 and 1995 are comprised of the following:

                                                   1996        1995
Deferred tax liabilities -
  Leveraged leases                               $ 19,630    $ 20,523
  Real estate ventures -
    Affordable housing                             13,678      10,816
    Other                                           4,265       5,500
  Investment in affiliate                           9,520         211
  Investment in USSB                                8,389
  Purchased tax benefit leases                      3,612       4,056
  Depreciation                                      2,867       2,334
  State income taxes, net of
    federal benefit                                 3,571       4,204
  Other                                             4,072       3,964
  Total deferred tax liabilities                   69,604      51,608
Deferred tax assets -
  Inventory valuation                              (7,707)     (6,954)
  Tax loss carryforwards                           (4,738)     (4,275)
  Deferred compensation                            (5,635)     (4,035)
  Bad debts                                        (2,677)     (2,339)
  Workers compensation                             (1,146)     (2,685)
  Marketable securities                              (728)     (1,354)
  Other                                            (5,331)     (4,317)
  Total deferred tax assets                       (27,962)    (25,959)
Valuation allowance                                 4,738       4,275
Net deferred tax liability                       $ 46,380    $ 29,924

     The valuation allowance relates to tax loss carryforwards of which $1,058 as of December 31, 1996 will be credited to goodwill when and if utilized.
     The Company's federal income tax returns have been examined through 1992 without material adjustment of reported income.

Note 6 - Retirement Plans
     The Company has various noncontributory retirement plans covering substantially all current and certain former domestic employees. Retirement benefits for employees in foreign countries are generally provided by national statutory programs. Benefits for domestic employees are based on years of service and annual compensation as defined by each plan. The Company's policy is to fund pension costs accrued.

     The components of net pension income for the plans consist of:

                                         1996        1995         1994
Service cost - benefits earned
  during the year                      $ 4,562    $  4,005      $ 3,618
Interest cost on projected benefit
  obligation                             4,265       4,042        3,851
Actual return on plan assets           (13,804)    (27,286)       4,840
Net amortization and deferred gains
  and losses                             4,477      18,439      (13,071)
Net pension income                     $  (500)    $  (800)     $  (762)

     The reconciliation of the funded status of the plans at year end follows:

                                                1996                1995
Actuarial present value of benefit
  obligations -
    Vested benefit obligation                 $(53,089)           $(50,883)
    Nonvested benefit obligation                (3,300)             (3,044)
    Accumulated benefit obligation             (56,389)            (53,927)
Excess of projected benefit
  obligation over accumulated
  benefit obligation                            (9,616)             (7,892)
Projected benefit obligation                   (66,005)            (61,819)
Plan assets at fair value                      109,287             101,548
Plan assets in excess of
  projected benefit obligation                  43,282              39,729
Unrecognized net gain                          (34,460)            (30,538)
Unrecognized prior service cost                  3,431               4,027
Unamortized transition net asset                (5,860)             (7,325)
Prepaid pension cost included
  in the consolidated balance sheet           $  6,393            $  5,893

     Plan assets consist primarily of U.S. government obligations, investment grade corporate bonds and common and preferred stocks. The projected benefit obligation was determined using an assumed discount rate of 7% and an assumed rate of increase in compensation of 5% for both years. The expected long-term rate of return on plan assets was 7% for both years.

Note 7 - Capital Stock and Earnings per Share
     In January 1996 the Board of Directors declared a 3-for-2 stock split in the form of a 50% stock dividend on the Company's Common and Class A stock, payable March 1, 1996 to stockholders of record February
14, 1996. All share and per share data, as appropriate, reflect this split. The effect of the split is presented retroactively within stockholders' equity at December 31, 1995 by transferring the par value for the additional shares issued from the capital in excess of par value account to the common stock accounts.
     Except for voting and dividend rights, the two classes of common capital stock are identical. Class A stockholders are entitled to one-tenth vote per share and have the right to elect 25% of all directors, but not less than two. Common stockholders are entitled to one vote per share and have the right to elect the remaining number of directors.
Upon a change of control of the Company (as defined in the Company's certificate of incorporation), the Class A stock will automatically be changed into Common stock.
     Cash dividends declared on Class A stock are required to be 1 2/3 cents per share more than dividends declared on Common stock (up to a maximum of 6 2/3 cents per share per year).
     Net income per share of common capital stock is based on the combined weighted average number of Class A and Common shares outstanding which does not include shares issuable upon exercise of outstanding stock options or shares distributable as performance share awards because the dilutive effect is not significant.

Note 8 - Stock Options and Awards
     The Company's 1990 stock awards plan (as amended in 1994) provides for the issuance of up to 1,500,000 shares of Class A stock to employees pursuant to options, performance and bonus share awards, stock appreciation rights ("SARs") and other awards. Certain awards are payable in the form of Class A stock or cash. Performance share awards, SARs and options vest ratably over terms of five years or less. Options and SARS are exercisable up to ten years from date of grant. Shares are issued or cash is paid pursuant to performance and bonus share awards upon specified maturity dates.
     In 1996, stockholders approved a stock option plan for non-employee directors. Options to acquire a maximum of 30,000 shares of Class A stock can be awarded at the market value on the date of the award. In 1996, options for 24,000 shares were granted at an exercise price of $47.50 per share. Options for 6,000 shares are exercisable at December 31, 1996 and options for 6,000 shares become exercisable in each of the next three years. Options expire at the earlier of ten years from the date of grant or five years after the optionee ceases to be a member of the Board.

     Activity in options and performance and bonus share awards under the plan is summarized as follows:

                                                 1996      1995      1994
Outstanding at beginning of year                594,128   359,590   224,314
Awards and options granted                      275,425   239,250   135,276
Shares issued for awards and for options
 exercised                                      (14,349)   (1,494)
Awards and options redeemed for cash             (8,466)   (1,072)
Awards and options cancelled                     (1,000)   (2,146)
Outstanding at end of year                      845,738   594,128   359,590
Exercisable at end of year                      283,618    81,600         0
Shares available for grant                      451,267   717,226   953,258

     Weighted average exercise price information follows:

                                                 1996      1995      1994
Outstanding at beginning of year                 $22.84    $18.75    $16.19
Awards and options granted                        43.00     28.88     23.00
Shares issued for awards and for options
 exercised                                         7.86     20.08
Awards and options redeemed for cash              20.08     17.09
Awards and options cancelled                      43.25     17.09
Outstanding at end of year                        29.66     22.84     18.75
Exercisable at end of year                        21.51     19.40

     Significant option and performance and bonus award groups outstanding at December 31, 1996 and related weighted average exercise prices and remaining contractual life are as follows:

Year of                        Vested or         Average       Remaining
Grant          Outstanding    Exercisable         Price       Life (yrs)
Non-qualified
 options -
1996             213,350                          $43.32             9
1995             166,650                           29.83             8
1994             135,275                           23.00             7
1993             161,905        161,905            17.09             6
1990              18,450         18,450             9.04             3
Performance and
 bonus awards -
1996              61,075         35,980            41.87             4
1995              72,600         50,850            26.71             3
1993              16,433         16,433            20.08             1

     The fair value of options at date of grant was $18.87 in 1996, $12.72 in 1995 and $7.94 in 1994 for the 1990 plan and $21.47 in 1996 for the director's plan. These values were determined by the Black-Scholes model with the following weighted average assumptions for 1996, 1995 and 1994, respectively: interest rate of 6.4%, 7.1% and 5.3%; volatility of 27%, 25% and 25%; annual dividends of $.33 per share and an expected life of 8 years for all three years.
     Total expense under these plans was $5,680, $5,748, and $1,065 in 1996, 1995 and 1994, respectively. If the Company had adopted SFAS No. 123 with respect to options, net income would have been $71,685 ($3.43 per share) in 1996 and $39,940 ($1.91 per share) in 1995. The pro forma effect on net income is not representative of the effect in future years because it does not take into consideration options granted prior to 1995.

Note 9 - Fair Value of Financial Instruments
     The carrying amount of cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximates fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company's other financial instruments at year end:

                                          1996                 1995
                                   Carrying    Fair     Carrying    Fair
                                    Amount     Value     Amount     Value
Financial assets -
 Current marketable securities     $ 26,026   $ 26,026  $ 25,586   $ 25,586
 Investment in USSB                  37,814     37,814    20,000    121,280
 Investment in affiliate             31,183    111,879     7,689    168,000
 Affordable housing investments      20,342     20,342    17,325     17,325
 Notes receivable                    10,887     10,722     6,536      6,634
Financial liabilities -
 Long-term debt                     (91,849)   (88,288)  (89,754)   (89,138)

     The estimated fair values of marketable securities, the investment in USSB and the investment in affiliate are based on quoted market prices. The December 31, 1995 estimated fair value of the investment in USSB and investment in affiliate are priced at the public offering sales prices for their respective offerings in February 1996. The estimated fair values of the Company's investments in affordable housing projects were based upon available financial and other information. The estimated fair values of the notes receivable and long-term debt were calculated based upon the present value of estimated cash flows using appropriate discount rates.
     At December 31, 1996 and 1995, current marketable securities consisted of adjustable rate preferred stocks, which had gross unrealized holding losses of $1,911 and $3,366, respectively. Realized gains and losses on sales of marketable securities are based upon the specific identification method. Such gains totaled $63 and $198 in 1996 and 1995, respectively, and losses totaled $576 and $453 in 1996 and 1995, respectively.
     In February 1996 the Company sold 13% of its investment in USSB as part of an initial public offering of USSB common stock. The sale resulted in an after-tax gain of $8,149, or $.39 per share. The Company recorded a charitable donation of appreciated shares of USSB stock in the fourth quarter of 1996 resulting in a tax benefit of $849, or $.04 per share. Unrealized holding gains, in this investment, were $22,025 at December 31, 1996.
     The carrying value of the investment in affiliate increased by $23,279 to reflect the increase in the Company's equity in Cylink's net book value as a result of an initial public offering in February 1996. The after-tax gain recorded on the increase in Cylink's equity was $14,413, or $.69 per share.
     The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts and the estimates presented above may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Note 10 - Lease Commitments
     The Company leases certain manufacturing facilities, warehouses, office space and equipment under noncancelable operating leases expiring at various dates through the year 2014. Most of the leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Minimum annual rental commitments under all noncancelable leases for the next five years beginning with 1997 are $19,632, $16,818, $15,245, $12,570, $5,581 and an
aggregate of $16,079 thereafter. Rental commitments are stated net of minimum sublease rentals aggregating $2,895. Total rent expense (including taxes, insurance and maintenance when included in the rent) amounted to $18,350, $16,930 and $15,661 in 1996, 1995 and 1994,
respectively.

Note 11 - Contingencies and Commitments
     In 1989 a judgment was entered against Saddlebrook Resorts, Inc. ("Saddlebrook"), a former subsidiary of the Company, in a lawsuit which arose out of the development of Saddlebrook's resort and a portion of the adjoining residential properties owned and developed by the Company. The lawsuit alleged damage to plaintiffs' adjoining property caused by surface water effects from improvements to the properties. Damages of approximately $8 million were awarded to the plaintiffs and an injunction was entered requiring, among other things, that Saddlebrook work with local regulatory authorities to take corrective actions. In 1990 the trial court entered an order vacating the judgment and awarding a new trial. In December 1994, Saddlebrook's motion for summary judgment based on collateral estoppel was granted on the ground that Plaintiffs' claims were fully retried and rejected in a related administrative proceeding. Plaintiffs have appealed the trial court's decision granting summary judgment. In August 1996, the appellate court affirmed all but three issues in the trial court's summary judgment order in favor of Saddlebrook. A hearing is set for April 4, 1997 to determine the scope of the three issues remaining for retrial. The Company believes that the ultimate outcome of the aforementioned lawsuit will not have a material adverse effect on its financial statements.
     The Company in the normal course of business is subject to a number of lawsuits and claims both actual and potential in nature including a lawsuit claiming patent infringement that is scheduled for trial in 1997. While management believes that resolution of the patent infringement suit and other existing claims and lawsuits will not have a material adverse effect on the Company's financial statements, management is unable to estimate the magnitude of financial impact of claims and lawsuits which may be filed in the future.

     The Company has committed to invest up to a total of $11.1 million in certain affordable housing ventures through 2003.

Note 12 - Segment Information
     The Company operates principally in two industry segments.
     The Alarm and Other Security Products segment designs, manufactures and sells an extensive line of burglar and commercial fire alarm equipment and distributes alarm and other security products manufactured by other companies.
     The Publishing segment produces national business magazines and related products, trade shows and conferences, and direct mail marketing programs.
     Sales within and between segments and geographic areas are made at approximate arm's-length prices. Operating income consists of sales less operating expenses. Sales and expenses which are not related to or identifiable with specific segments are included in General Corporate and Other. Identifiable assets are those assets that are specifically identified with the industry segments and geographic areas in which operations are conducted. Eliminations include sales between segments and geographic areas and related intercompany accounts. Export sales were not material and no single customer accounted for ten percent of sales.









                                                                                                      Depreciation
                                                       Operating      Identifiable      Capital           and
Industry Segments                      Net Sales        Income           Assets       Expenditures    Amortization
1996
Alarm and Other Security Products     $  922,869        $ 70,366         $538,967       $ 45,187         $ 22,051
Publishing                               188,122          18,695           87,357          4,822            5,878
General Corporate and Other                  584          (6,661)         212,769            180              237
Consolidated                          $1,111,575        $ 82,400         $839,093       $ 50,189         $ 28,166


1995
Alarm and Other Security Products     $  754,003        $ 54,021         $420,738       $ 36,835         $ 15,008
Publishing                               191,263          11,941           88,721          5,154            5,788
General Corporate and Other                  403          (6,718)         163,515             67              218
Consolidated                          $  945,669        $ 59,244         $672,974       $ 42,056         $ 21,014

1994
Alarm and Other Security Products     $  600,643        $ 45,173         $327,677       $ 20,381         $ 13,993
Publishing                               176,729          11,002           86,966          7,755            5,656
General Corporate and Other                  654          (6,253)         148,644            110              511
Consolidated                          $  778,026        $ 49,922         $563,287       $ 28,246         $ 20,160

Page 43

                                                 Operating   Identifiable
Geographic Areas                   Net Sales      Income        Assets

1996
Domestic Operations               $  985,696      $ 73,511      $716,356
European Operations                  104,352         5,491       116,493
Other Foreign Operations              56,153         3,123        29,216
Eliminations                         (34,626)          275       (22,972)
Consolidated                      $1,111,575      $ 82,400      $839,093

1995
Domestic Operations               $  860,687      $ 53,032      $590,063
European Operations                   70,302         4,041        77,302
Other Foreign Operations              40,943         2,199        20,999
Eliminations                         (26,263)          (28)      (15,390)
Consolidated                      $  945,669      $ 59,244      $672,974

1994
Domestic Operations               $  721,956      $ 48,206      $513,001
European Operations                   48,063           119        49,666
Other Foreign Operations              31,238           882        10,308
Eliminations                         (23,231)          715        (9,688)
Consolidated                      $  778,026      $ 49,922      $563,287









Note 13 - Quarterly Results (Unaudited)
     Quarterly results of operations for the years ended December 31, 1996 and 1995 are shown below:

                                     1996  Quarters                    Total
                           First     Second     Third    Fourth       For Year
Net Sales                $257,477   $272,361  $285,726  $296,011     $1,111,575
Gross Profit               93,030     99,391   102,322   109,763        404,506
Income, Excluding
 Investment Gains          10,632     12,624    12,756    14,468 (a)     50,480
Gain on Sale of
 Investment                 8,149                                         8,149
Gain from Cylink Stock
 Offering                  14,507        (94)                            14,413
Net Income                 33,288     12,530    12,756    14,468 (a)     73,042

Per Share -
 Income, Excluding
  Investment Gains            .51        .60       .61       .69 (a)       2.41
 Gain on Sale of
  Investment                  .39                                           .39
 Gain from Cylink Stock
  Offering                    .69                                           .69
Net Income                   1.59        .60       .61       .69 (a)       3.49


                                     1995  Quarters                    Total
                           First     Second     Third    Fourth       For Year
Net Sales                $220,404   $235,320  $239,131  $250,814     $  945,669
Gross Profit               80,785     85,384    83,847    92,945        342,961
Net Income                  8,720     10,730     9,180    11,742 (b)     40,372

Net Income Per Share          .42        .51       .44       .56 (b)       1.93

(a) Net income for the 1996 fourth quarter includes a tax benefit of $849, or $.04 per share for a charitable contribution of appreciated securities.

(b) Net income for the 1995 fourth quarter includes cash distributions received from real estate limited partnerships, a gain on the sale of a publication and insurance proceeds, less accruals related to certain litigation. The net after-tax effect of these items increased net income by $1,671, or $.08 per share.

REPORTS OF INDEPENDENT ACCOUNTANTS AND MANAGEMENT

Report of Independent Accountants

To the Board of Directors and Stockholders of Pittway Corporation
     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Pittway Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Pittway Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
Price Waterhouse LLP

Chicago, Illinois
February 19, 1997


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


/s/ King Harris                        /s/ Paul R. Gauvreau
King Harris                            Paul R. Gauvreau
President and Chief Executive Officer  Financial Vice President and Treasurer

SUPPLEMENTAL INFORMATION

Five Year Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                             1996        1995        1994        1993        1992
Operating Results
   Net Sales of Continuing Operations    $1,111,575    $945,669    $778,026    $650,105    $568,301
   Operating Income from Continuing
     Operations                              82,400      59,244      49,922      34,012      22,069
   Income from Continuing Operations         73,042 (a)  40,372      44,836(c)   21,240      12,460
   Income from Discontinued Operations                                           10,046      34,938(d)
   Cumulative Effect of Changes in
     Accounting Principles                                                        1,535
   Net Income                                73,042 (a)  40,372      44,836(c)   32,821      47,398(d)
   Per Share (b):
     Income from Continuing Operations         3.49 (a)    1.93        2.15(c)     1.02         .60
     Income from Discontinued Operations                                            .48        1.68(d)
     Cumulative Effect of Changes in
       Accounting Principles                                                        .07
     Net Income                                3.49 (a)    1.93        2.15(c)     1.57        2.28(d)
   Cash Dividends Declared Per Share (b):
     Common                                    .267        .267        .267         .30         .40
     Class A                                   .333        .333        .333        .367        .733
   Capital Expenditures                      50,189      42,056      28,246      29,478      17,187
   Depreciation and Amortization             28,166      21,014      20,160      17,249      14,829

At Year End
   Assets of Continuing Operations          839,093     672,974     563,287     481,977     436,358
   Investment in Discontinued Operations                                                    137,648
   Total Assets                             839,093     672,974     563,287     481,977     574,006
   Long-Term Debt                            87,916      85,966       5,088       6,083       9,601
   Stockholders' Equity(e)                  446,872     363,026     328,130     292,064     419,501
     Per Share(b)(e)                          21.36       17.36       15.69       13.97       20.06
   Market Price Per Share (b)(e):
     Common                                   52.13       44.25       26.00       22.67       25.33
     Class A                                  53.50       45.17       26.83       21.50       23.00

(a)     Includes the after-tax gain on the sale of investment in USSB and gain from Cylink stock offering of $8,149
        ($.39 per share) and $14,413 ($.69 per share), respectively.
(b)     Per share data reflect the 3-for-2 stock split declared in January 1996.
(c)     Includes net gain on sale of First Alert stock of $11,776, or $.57 per share.
(d)     Includes net gain on disposal of discontinued operations of $16,558, or $.80 per share.
(e)     Stockholders' equity and market prices after December 31, 1992 reflect the spinoff of AptarGroup, Inc. in April
        1993.

Page 46

Market Prices, Security Holders and Dividend Information

     The Company's Common stock (ticker symbol PRY) and Class A stock (ticker symbol PRYA) are traded on the New York Stock Exchange (American Stock Exchange prior to October 4, 1996). As of December 31, 1996, stockholders of record totaled approximately 500 for Common and 1,000 for Class A.
     The following table sets forth, on a quarterly basis, the high and low prices for the Common and Class A stock on the New York Stock Exchange or American Stock Exchange, along with the cash dividends declared, adjusted to reflect the three-for-two stock split declared in January 1996.

                       Common             Class A          Dividends Declared
                  High         Low    High         Low    Common       Class A

1996 Quarter:
   First          $50.00    $40.63    $49.75    $38.63    $.0667        $.0833
   Second          49.75     43.50     50.50     41.63     .0667         .0833
   Third           47.88     39.00     49.25     38.25     .0667         .0833
   Fourth          53.50     42.25     55.75     44.38     .0667         .0833


1995 Quarter:
   First          $30.67    $25.00    $31.00    $25.00    $.0667        $.0833
   Second          31.17     28.00     30.75     28.25     .0667         .0833
   Third           41.33     28.58     41.50     29.33     .0667         .0833
   Fourth          44.92     38.17     46.00     37.58     .0667         .0833

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

In 1996, the Company achieved sales of $1.1 billion, an 18% increase over 1995 sales which were 22% higher than 1994. The increases principally reflect higher sales levels in the Company's alarm systems segment. Domestic sales grew 15% in 1996 and 19% in 1995 while international sales increased 44% in 1996 and 40% in 1995. International business relates to the alarm segment and represents 14% of total consolidated sales in 1996 and 12% in 1995. Approximately one-third of the foreign sales growth in 1996 results from two European acquisitions late in 1995 and early in 1996. Such growth in 1995 was mainly attributable to the expansion of existing European operations. Gross profit increased 18% in 1996 and 21% in 1995 principally due to the expanded sales levels. Selling, general and administrative expenses increased 14% in 1996 and 22% in 1995 as a result of increased costs associated with the higher sales volume and, in 1995, deferred compensation accruals related to outstanding stock-based awards.

Alarm product sales accounted for 83% of consolidated revenues in 1996 (80% in 1995) and increased 22% in 1996 and 26% in 1995.
The increases were due to continued market growth and market share gains in key product categories and ongoing expansion in
the worldwide alarm systems market.   The Company's domestic
distribution business made significant gains by expanding its outlet network internally, through an acquisition in November 1995 and by capitalizing on the early 1995 bankruptcy of a major competitor. The Company's manufacturing units benefited from the continued acceptance of numerous new product offerings and from expanded worldwide distribution capabilities.

Operating income for the segment increased 30% in 1996 and 20% in 1995 primarily because of the expanded sales volume. Research and development expense increased 9% to $18.1 million in 1996 and increased 40% to $16.6 million in 1995 as the Company expended record amounts on research and new product development.

Publishing sales declined 2% in 1996 due to the inclusion in the prior year results of a seminar business, which was sold in June 1995. Excluding this business, 1996 sales increased 5% to $188 million. In 1996, total magazine advertising revenue increased 6% reflecting increases in both ad pages and page rates on an improved mix of magazines. In 1995 sales increased 8% resulting from modest increases in advertising pages and page rates, and higher ancillary product revenues.

Operating income increased 66% in 1996, excluding the seminar business sold in 1995, and increased 9% in 1995. The gains are attributable to increased advertising revenues, higher profits from ancillary revenues and significant gains from improved operating efficiencies. Postal rates were steady in 1996 and paper prices declined slightly from 1995 year end levels. Operating income in 1995 was adversely impacted by significantly higher paper costs, postage costs, and the aforementioned deferred compensation costs.

Depreciation and amortization expense increased both in 1996 and 1995 as a result of capital additions, principally in the alarm segment.

Other income (expense) in 1996 included a pretax gain of $13.2 million on the sale of 622,500 shares of USSB stock in connection with its initial public offering and a pretax gain of $23.3 million on the increase in the Company's investment in Cylink resulting from its initial public offering. Excluding these gains, other income was less in 1996 because of higher interest expense, partially offset by the Company's equity in increased earnings at Cylink, and because 1995's results included significant gains from the sale of a magazine, settlement of an insurance claim and higher real estate distributions.

Other income was lower in 1995 compared to 1994 due to the inclusion of a $19.5 million pretax gain on the sale of the Company's 16.7% ownership in First Alert, Inc. common stock in 1994. Excluding this gain, other income was slightly greater due to increased cash distributions from real estate ventures, a larger gain on the sale of publications and insurance proceeds partially offset by higher interest expense, reduced income from marketable securities and leveraged leases and a greater loss at Cylink.

Effective tax rates were 36.7% in 1996, 37.0% in 1995, and 39.3% in 1994. An analysis of the Company's effective tax rate appears in Note 5 to the Consolidated Financial Statements.


FINANCIAL CONDITION

The Company's financial condition remained strong through 1996. Management anticipates that operations, borrowings and marketable securities will continue to be the primary source of funds needed to meet ongoing programs for capital expenditures, to finance acquisitions and investments and to pay dividends.

In 1996, income before the USSB and Cylink gains and before depreciation and amortization provided $78.6 million of net cash which was partially used to finance the net increase in working capital items. The remaining $45.3 million of cash generated from operations, along with $12.5 million net increases in short-term borrowings and $11.2 million of net proceeds from the sale of USSB stock and other marketable securities, were used to fund $50.2 million in capital expenditures, the acquisition of three businesses for $3.3 million, $6.8 million of dividends paid to stockholders, $4.6 million of additional investments in affordable housing and other ventures and a $4.4 million net increase in notes receivable.

The Company continually investigates investment opportunities for growth in related areas and is presently committed to invest up to $11.1 million in certain affordable housing ventures through 2003.

The Company has real estate investments in various limited partnerships with interests in commercial rental properties which may be sold or turned over to lenders due to the weak commercial real estate market of the past several years. Such events have no effect on net income although they do have a negative impact on the Company's cash position because tax payments become due when the properties are sold or returned to the lenders. The Company has approximately $4.3 million accrued at December 31, 1996 to fully cover the remaining tax payments that would be due if all the properties were sold or returned to the lenders.

The Company presently intends to hold its existing investments in preferred stocks, USSB and Cylink, although occasional sales of preferred and USSB stocks may be made selectively as conditions warrant. In January 1997, the Company paid approximately $36 million to acquire two businesses. The acquisitions were financed by short-term bank borrowings.

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

                           ****

This annual report, other than historical financial information, contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1996. These include risks and uncertainties relating to government regulation, competition and technological change, intellectual property rights, capital spending, international operations, and risks associated with the Company's acquisition strategies.