Form 10-K405, Exhibit 13
period 1997-12-31
PITTWAY CORP /DE/
filed 1998-03-23
CIK 93469

EXHIBIT 13
                                                 PITTWAY CORPORATION
                                                   DECEMBER 31, 1997

                                                           FORM 10-K

Pittway Annual Report 97
Integration
The Key to Pittway's Future
[Cover]

Performance Highlights

Record sales and operating income
- Alarm Group sales surpass $1 billion
- Penton sales exceed $200 million
          ...both for the first time

All major alarm operations increase sales, profits and market share

ADI opens its 100th convenience center location; Ademco International acquires Castoro (Italy)

Notifier opens U.K. production facility and acquires Morley Electronic Fire Systems Ltd. (U.K.)

Penton Publishing prepares for "spin-off" to Pittway shareholders and acquires A/E/C SYSTEMS International, Industrial Shows of America and Independent Exhibitions (U.K.)

TABLE OF CONTENTS

  FINANCIAL HIGHLIGHTS          01
  PRESIDENT'S LETTER            04
  ALARM SYSTEMS                 08
  DISTRIBUTION                  14
  MEDIA SERVICES                18
  FINANCIAL RESULTS             21
  GROUP LOCATIONS AND
     DIVISIONS                  44
  CORPORATE INFORMATION         46
  BOARD OF DIRECTORS            47
[Inside cover]

Financial Highlights

Dollars in thousands, except per share data	1997          1996      % Change
Net Sales                                    $1,348,703    $1,111,575      21%
Operating Income                                107,830        82,400      31%
Income Excluding Special Items                   63,356        50,480      26%
Income (Loss) from Special Items                 (7,842)       22,562
Net Income                                       55,514        73,042     (24)%
Per Common and Class A share (Basic):
	Income Excluding Special Items               3.02          2.41      25%
	Income (Loss) from Special Items             (.37)         1.08
	Net Income                                   2.65          3.49     (24)%
Per Common and Class A share (Diluted):
	Income Excluding Special Items               2.98          2.39      25%
	Income (Loss) from Special Items             (.37)         1.07
	Net Income                                   2.61          3.46     (25)%
Depreciation and Amortization                    34,660        28,166
Capital Expenditures                             48,768        50,189
Working Capital                                 244,039       275,315
Stockholders' Equity                            487,134       446,872
Stockholders' Equity per Share                    23.21         21.36
Number of Employees                               7,800         6,800


sales (in millions)
93   650
94   778
95   946
96   1,112
97   1,349

Operating Income (in millions)

93   34.0
94   49.9
95   59.2
96   82.4
97   107.8

Return on Equity (in percentage)

93   7.4%
94   10.7%
95   11.7%
96   13.0%
97   14.5%

PITTWAY CORPORATION
Alarm Group
SERVICES
Manufactures alarm and other controls for a wide variety of low-voltage systems and peripheral devices which are monitored and operated by these controls including:
- Wireless transmitters
- System smoke detectors
- Passive infrared motion sensors
- Glass break sensors
- Audible/visible warning devices
- Contacts, switches and connectors
- Access controls
- Lighting controls

Markets and sells control devices and peripheral devices to:
- Over 40,000 alarm installation companies in North America, mostly through alarm distribution companies
- Over 300 engineered systems distributors in North America on a direct basis
- Original equipment manufacturers and distributors worldwide

Distributes alarm components and low-voltage products through company owned centers in North America (100 locations), the United Kingdom, the Netherlands, Italy, Spain, Australia and Hong Kong.

PERFORMANCE
HIGHLIGHTS
For eight years in a row, the Alarm Group has generated double digit growth in sales and operating earnings. Once again, the Group significantly increased its market share in the key areas of burglar and fire alarm controls, space protection devices, system smoke detectors and audible/visible devices.

Sales (in millions)
93   483
94   601
95   754
96   923
97   1,144

Operating Income (in millions)
93   33.4
94   45.2
95   54.0
96   70.4
97   89.3


Segment Sales
Alarm Group 85%
Publishing Group 15%

PITTWAY CORPORATION
Publishing Group
SERVICES
Publishes 33 magazines, including IndustryWeek, Electronic Design, Machine Design and New Equipment Digest, as well as directories, literature guides, card decks, CD-ROMs, websites and specialty publications that are read by more than 2,000,000 engineers, professionals and business people in a wide variety of fields. Nearly all of Penton's magazines are ranked #1 or #2 in their fields.

Organizes and produces 55 U.S. and U.K.-based trade shows and conferences related to Penton magazines or topics of current interest.

Prints all but one of Penton's magazines and 10 outside titles on high-speed presses in Berea, Ohio.

Operates a direct mail marketing and custom printing company that services clients in the pharmaceutical, health care and business services markets.

PERFORMANCE
HIGHLIGHTS
Penton Publishing achieved record sales and operating earnings with 21 of 33 magazines increasing advertising pages sold.

Sales (in millions)

93   165
94   177
95   191
96   188
97   205

Operating Income (in millions)

93   7.2
94   11.0
95   11.9
96   18.7
97   25.3

President's Letter
President and Chief Executive Officer King Harris
Driven by strong gains in sales and operating income in both its alarm and publishing businesses, Pittway achieved record results in terms of revenue and earnings in 1997. Overall company sales increased 21% to $1,348,703,000 and operating income jumped 31% to $107,830,000. Net income, before special items, advanced 26% to $63,356,000 or $3.02 per share ($2.98 diluted).

Penton and the Penton Spin-off   On December 1 Pittway announced that
its Penton Publishing subsidiary had signed a Letter of Intent with a privately held business media company to spin Penton off to Pittway shareholders, merge with the private company and create a publicly listed media company. The Penton spin-off/merger transaction is subject to the completion of a definitive Combination Agreement between Penton and the private business media company as well as a favorable ruling on the spin-off from the Internal Revenue Service. Pittway expects the spin-off/merger to be completed in the second or third quarter of 1998.

Pittway's major announcement capped a remarkable year of achievement at Penton. Its revenues, up 9% to $204,931,000, and its operating income, up 35% to $25,329,000, hit all-time highs. It acquired three significant trade show companies - A/E/C SYSTEMS International, Industrial Shows of America (ISOA) and Independent
Exhibitions (INDEX). It also announced other initiatives to strengthen the company's future prospects.

Penton's aggressive expansion in the trade show/conference market - it now operates 55 trade show and conference events - reflects a strategy on its part to diversify its revenue streams so that it is not highly dependent on print advertising for revenue and profit growth.

The trade show/conference companies acquired in 1997 have strong positions in the markets they serve and are led by experienced, entrepreneurial managers. A/E/C SYSTEMS, producer of the world's largest conference and trade show event for computer and high-tech solutions in the architectural, engineering and construction industries, had an excellent first year under Penton ownership. ISOA produces 24 industrial trade shows in the U.S. and Latin America which focus on the machine tool, plant maintenance, logistics and heating/venting/air conditioning markets. INDEX is an owner and producer of eight trade shows serving the computer, manufacturing and leisure markets in the U.K. It gives Penton a platform for exporting successful U.S. trade shows to Europe.

Penton's willingness to move in new directions has contributed to organic growth as well. It has announced two new magazines for 1998, IW Growing Companies, a new edition of IndustryWeek that will be aimed at manufacturing companies employing less than 500 people, and Penton's Embedded Systems Development, an offshoot of Electronic Design. It will launch an exciting new Internet venture, called Design Selector Global, which will be run in partnership with an international consortium of media companies led by Findlay Publications of the U.K. It also will inaugurate a major new trade show, the International Manufacturing & Engineering Technology Congress, in Chicago in October of 1998.

What makes Penton's future as a public company even brighter is the ongoing success of its core magazine properties. 21 of its 33 titles recorded increased revenue for the year. Machine Design, IndustryWeek, American Machinist, Contracting Business, Wireless Systems Design, Electronic Design and EEPN all turned in strong performances.

Once the Penton spin-out is complete, Pittway will be a pure alarm system manufacturing and distribution company with a number of venture investments in promising growth fields.

The Alarm Group   Pittway's alarm business had its eighth straight year
of impressive growth in sales, operating income and market share. Alarm sales surpassed one billion dollars for the first time, surging 24% to $1,143,722,000. Operating earnings kept pace, growing 27% to a record $89,285,000. During the 1990s Alarm Group sales and operating earnings have had a compound growth rate of 21% and 35% respectively, far outstripping the underlying growth rate of the worldwide alarm industry of 7-10% per year.

The most important development affecting the Alarm Group during the year was the addition of significant national account business from several major players in the U.S. residential alarm market. Pittway's Ademco Manufacturing Companies now supply equipment to a clear majority of the leading companies in this market. Ademco's ability to provide a full-line of wired, wireless, and wired/wireless residential and commercial equipment on a cost effective and timely basis to these companies has been the key to its success.

Industry experts believe that only 15-20% of all U.S. homes have alarm systems. As consumers are made aware of all the new home control features offered by alarm systems, penetration of such integrated systems should grow and move into the 25-30% area. Ademco, as the leading supplier of integrated systems to the market, will definitely benefit from the market expansion.

Growth in the residential alarm market was not the only Ademco success story in 1997. Ademco's commercial business expanded significantly, and a new organizational structure was created to facilitate future growth. A new sub-division, Ademco Commercial, was established in New York to coordinate all of Ademco's commercial activities with those of Javelin (closed circuit television equipment), AlarmNet (wireless data service provider) and Xetron (access control). Ademco Commercial's future appears to be very bright. It will begin marketing two new access control systems in 1998 and will begin supplying a U.S. version of Microtech's top-of-the-line Galaxy integrated burglar, fire and access control to a major U.S. alarm company. It will also be selling a broadened line of CCTV equipment under the Javelin brand name.

AlarmNet, now a part of the Ademco Commercial Division, expanded its subscriber base to almost 100,000 and announced a very significant new partnership with Aeris Communications. AlarmNet will market a new wireless service based on Aeris's patented MicroBurst(TM) technology that permits existing cellular telephone networks to transmit data economically and efficiently without impacting voice traffic. Since the cellular network is widespread, the Aeris partnership should allow AlarmNet to offer its wireless service virtually everywhere in the United States and Southern Canada. A new low cost radio transmitter that incorporates Microburst(TM) technology has been designed and will be manufactured and sold by Ademco to support this new service.

Ademco International made solid progress throughout the year as all its operating units increased their sales. Castoro, a large Italian alarm distributor, was acquired in May and merged into Ademco Italia, making Ademco the largest alarm distributor in Italy. In the area of manufacturing, new economies were gained in the market-leading Microtech product line by consolidating all U.K. production at Ademco's facility in Fradley, England (near Birmingham).

ADI had another exceptional year of growth as its service center network expanded to 100 by year end. To better support these locations, ADI re-engineered and consolidated its distribution system from 14 shipping points to 4 super-hubs and 10 satellites. Operationally, the highlight of the year was ADI's superb handling of a strike at a major U.S.-based package carrier. Despite disruptions affecting both product supply and delivery, ADI maintained its high service levels and won additional business as a result. The breadth of ADI's business is growing as well. It announced that it planned to enter the multi-billion dollar structured cable/specialty wire business in 1998. ADI's 40,000 plus customer base of low voltage installers are active buyers of communications cable and related accessories.

System Sensor continued to build its business while converting more customers over to its rapidly growing line of Low Profile detectors. It announced Filtrex(TM), a new, unique detector designed for installation in dusty and dirty environments and worked with Notifier to secure key

European approvals for the revolutionary very intelligent early warning detection system, VIEW(TM). VIEW(TM) systems continue to outperform the best aspiration-type smoke detection systems now on the market. System Sensor also started production at a new facility in Juarez, Mexico.

Another bright spot for System Sensor in 1997 was the performance of its Audible/Visible and Waterflow business unit whose product sales grew rapidly thanks to SpectrAlert(TM) horn and horn/strobe combination devices. Easy to install and low in current consumption, SpectrAlert(TM) products have become a big hit with installers.

Notifier/Fire-Lite and Fire Control Instruments (FCI), Pittway's fire controls companies, had strong years.

Notifier began selling its new low cost emergency voice evacuation panel, the Fire Command 25/50; launched the AFP-300, a low cost intelligent control which can monitor VIEW(TM) detectors; made further enhancements to several intelligent controls; and introduced a number of new modules for its UniNet(TM) facilities monitoring system. It formed a new company, Notifier Integrated Systems, to support a growing dealer network charged with specifying, installing and servicing advanced integrated systems such as the UniNet(TM) 2000.

In Europe Notifier began production at its new 60,000 square foot factory at Burgess Hill, Southwest of London. It also completed work on two new conventional fire alarm panels, made enhancements to its top-of-the-line AFP 4000 system, and opened a new sales/distribution operation in Sweden. In December Notifier U.K. announced that it had purchased Morley Electronic Fire Systems Limited, a well known manufacturer of intelligent/addressable fire alarm controls in the U.K. Morley brings a strong engineering team, a competitive fire controls line and a growing customer base into Pittway's European fire alarm marketing program.

FCI, purchased by Pittway in January of 1997, moved its entire operation into a new facility in Waltham, Massachusetts. It announced a new voice evacuation system, the FireVac(R) 7200, as well as new Windows(R) -based software to run its 7200 system.

Though it is still the smallest operating entity within our Alarm Group, MicroLite had a very successful year, increasing sales by 44% and introducing a new line of lighting control products, the 600 Series. MicroLite continues to win nearly all the major sports stadium contracts let out for bid and is steadily finding new applications for its products.

Other Investments    There were several developments during the year
that affected Pittway's non- operating investments.

A major shopping mall developer signed a contract to acquire approximately 250 acres of Pittway land at Saddlebrook Village near Tampa. If the land purchase is closed (the developer could take up to 24 months to complete the planning and permitting process), a sizeable regional mall will be built on the site. Another developer has signed a letter of intent to acquire the adjacent land which it wants to use for residential development.

All in all, Pittway's non-operating investments are worth between $150 and $200 million on an after-tax basis. The two most important investments are in the stock of Cylink Corporation (Pittway owns
8,606,085 shares) and United States Satellite Broadcasting Company, Inc., USSB, (Pittway owns 3,781,375 shares).

King Harris President and Chief Executive Officer
February 18, 1998

Integrating Alarm Systems
Ademco's VISTA(R):  Integration in the home

Pittway's remarkable growth in the 1990s can be attributed in large part to the success of its divisions in identifying key future needs in the markets they serve and then developing or acquiring products and services to meet those needs.

Pittway continues to spend a great deal of effort trying to anticipate future market trends, and no trend is more important today than integration as it impacts the alarm and publishing markets. success at integration may be the key to Pittway's future.

Yesterday's fantasy - a low-cost, fully automated, integrated control system that could operate a wide variety of devices in a home or business - is rapidly becoming today's reality! Ademco VISTA(R) systems - both hardwire and wireless - can already monitor remote intrusion, fire and temperature control sensors and report their status to central stations. They can turn lights and appliances on or off, control access, open garage doors, regulate electronic thermostats, activate paging systems, and be tied into audible or visible (CCTV) verification systems. In the future they are likely to perform an even broader range of control functions such as expanded appliance control, meter reading, and full energy management.

Notifier integrated systems, while more upscale than their Ademco counterparts in terms of their sophistication and capabilities, offer significant cost savings and convenience benefits to commercial installers and end-users. They integrate multiple fire alarm systems into a unified and inexpensively operated UL(R) -listed platform and provide a bridge to monitor and control existing - and future - technologies, not only fire alarm panels, but also access control, CCTV, security systems, lighting and other critical processes to manage facilities locally or worldwide.

[pictures of Ademco's Two-Way Keyfob, VISTA(R) Wireless Smoke Detector and Thermostat Module with the following captions:]

Ademco Two-Way Keyfob

Winner of the 1997 Security Industry Association's New Product Award, the Two-Way Keyfob features wireless two-way feedback including both visual and audible status, similar to the keypad inside the home. Remote one-button operation gives users hand-held personal control of their VISTA(R) security systems, lights and appliances including garage doors.

Ademco VISTA(R) Wireless Smoke Detector

State of the art wireless smoke detection has been integrated into standard Ademco VISTA(R) panels for residential and commercial applications.

Ademco Thermostat Module

This new electronic set back thermostat can be tied into a VISTA(R) system and controlled on-site or remotely over the phone with a voice module.

Each year Ademco, Notifier, and other Pittway Alarm Group companies broaden their integrated systems product lines. 1997 was no exception as you can see on pages 12 and 13.

Only a small number of homes or businesses are currently taking advantage of all the benefits that integrated control systems offer, but this situation is likely to change by the early 21st century.

Alarm installation companies, who choose the equipment they wish to sell to end-users, are likely to standardize on integrated lines of equipment because they are easier to install and service, thanks to common programming formats, a single user interface, and common peripherals. Today's reality, which often involves different suppliers of burglar alarm, fire alarm, access control, and CCTV equipment (and therefore different programming languages, user interfaces, and peripherals), as well as periodic compatibility problems, will no longer be acceptable. These same alarm companies will also find the added revenue and profit potential of integrated systems appealing.

End-users will increasingly ask for or specify integrated systems because of the convenience and cost saving benefits they offer. Whether in a home or business setting, dealing with one set of control stations, one set of user instructions and one installing/servicing firm is far easier than dealing with a multitude of user interfaces and many servicing companies.

[pictures of Javelin's Q-NET Digital Video Network, ASC's Temperature Sensor and Microtech's Galaxy Control and Keypad with the following captions:]

Javelin Q-NET Digital Video Network

The industry's first affordable remotely based CCTV system, Q-NET allows simultaneous operation and control of surveillance cameras, while monitoring almost real-time video of remote facilities over a LAN, WAN or GAN via a non-dedicated PC. Typical applications include monitoring of plant operations, campuses, inventory in remote warehouses, hospital high security areas, and banks. Q-NET seam-lessly integrates with access control, burglar, fire, and other security and building automation systems.

Ademco Sensor Company Temperature Sensor

Monitors temperature, then conveys information to a VISTA(R) control which forwards information to a remote central station. Ideal for protecting locations where temperature sensitive inventory is stored, such as computer rooms, floral shops, meat lockers, and even chicken coops (to ensure the most advantageous egg laying conditions!).

Microtech Galaxy Control & Keypad

This combination burglary (UL(R) approved), fire (UL(R) approval pending), and access control (UL(R) approved) system - featuring sleek, yet easy to read and easy to use keypads and a unique combination door control module/proximity card reader - will be deployed by a major U.S. commercial alarm installing company in 1998.

[pictures of Notifier's Integrated System UniNet(TM), Notifier and System Sensor's VIEW(TM) System and Fire-Lite and FCI's Voice Evaluation
Controls with the following captions:]

Notifier Integrated Systems UniNet(TM)

UniNet(TM) 4.0 integrates multiple fire alarm systems into a unified and inexpensively operated UL(R) platform for facility and campus applications. UniNet(TM) 2000 provides a bridge to monitor and control existing and future technologies via common event handling and a user interface for fire, access control, video-badging, CCTV, security, lighting and other critical processes used to manage facilities locally or worldwide.

Notifier & System Sensor VIEW(TM) System

Sophisticated algorithms built into Notifier's fire control panel firmware and System Sensor's laser smoke detector ensure integrated operation of the Very Intelligent Early Warning system. Recent testing at major U.S. and European telecom facilities - witnessed by major engineering research and approval organizations - proved VIEW's(TM) viability as one of the leading early warning fire and smoke detection systems in the world.

Fire-Lite & FCI Voice Evaluation Controls

In anticipation of changing state and national occupancy codes, Fire-Lite added the Fire Command 25/50 Voice Evacuation control panel and FCI introduced the FireVac(R) 7200 Voice Evacuation control panel, both extensions to their standard fire alarm control lines.

Integrating Distribution ADI: The vital link between 40,000 customers and 300 suppliers

Manufacturers of alarm and other low voltage equipment face increasing challenges in today's marketplace where products are becoming more sophisticated, system selling more commonplace, installing dealers more diverse, and the knowledge of basic products, software, and system architecture growing.

Installers, for their part, face other challenges in a demanding end-user world. They are putting in increasing numbers of new systems and servicing larger and larger numbers and types of existing systems - from burglar to fire to access to other low-voltage systems. They cannot afford inventory stock-outs but want to minimize their on-hand inventory to conserve working capital. They need both pre- and post-sale technical assistance and support in laying out jobs, putting systems together, and troubleshooting problems.

ADI provides the integrating link between manufacturers and installers throughout North America. Its unmatched product supply and logistics organization feeds products from over 300 suppliers to 40,000 installing dealers and delivers most shipments within 24 hours after receipt of an order. Its large technical support organization, now clustered in five regional offices, provides ordering and layout assistance for CCTV, access control, fire alarm, burglar alarm and other low voltage systems. Its marketing organization puts on product expositions each year in 42 different cities which bring manufacturer representatives and installing dealers together on a cost effective basis. Its promotions specialists work with

[pictures of ADI's Distribution Strategy, Expos and Service Center locations with the following captions:]

ADI Distribution Strategy

In 1997 and into 1998, ADI reengineered and consolidated its distribution system from 14 shipping points to 4 super-hubs and 10 satellites supporting its 100 service center locations. The strategically located super-hubs, in Atlanta (GA), Pinebrook (NJ), Louisville (KY) and Sparks (NV) now hold increased inventory levels in facilities ranging from 100,000 to 150,000 square feet.

ADI Expos

Hosting over 42 "mini" trade shows in 1997, ADI Expos provided a forum for new product introductions, education, and feedback, cementing its vital role as the integrating force for some 25,000 customers who might not have otherwise had the opportunity to learn and interact with suppliers.

ADI Service Center locations

Opening its 100th service center location in mid-1997, ADI is recognized as the premier alarm and low-voltage systems supplier in North America. Further expansion is anticipated in 1998.

manufacturers in setting up counter days, special sales events and product category specific catalogs. No other low voltage distributor in North America can offer as broad a range of services as ADI.

Though ADI has become the distributor of choice of nearly all the leading alarm companies in the areas it serves, it constantly looks for ways to improve its operations. It has upgraded its order entry and billing systems and made them more flexible and responsive. ADI now offers a direct electronic link from its information and order entry system to customer locations. It has made its distribution system more efficient through the creation of four super-hubs, which stock its full range of 20,000 stock keeping units (SKUs). These super-hubs significantly increase the likelihood that customer orders will be shipped complete within 24 hours after they are received. They also make ADI's inventory management more efficient. Frequently ordered SKUs are stocked in all ADI branches including the super-hubs; less frequently ordered SKUs are stocked only at the super-hubs.

These and other offerings, services, and improvements should solidify ADI's position as the vital link between customers and suppliers for many years.

Integrated Media Services Penton:  Focusing on integrated marketing

In the late 1980s Penton realized that its primary products - controlled circulation business-to-business magazines - were too narrowly focused to capture the increasing amount of advertising dollars its clients were putting into marketing and promotion vehicles such as trade shows, direct mail, company magazines and electronic media ventures. Penton's customers wanted to partner with media companies that dominated information markets by providing diverse arrays of integrated services.

In the 1990s Penton has moved aggressively to develop the integrated media capabilities its customers want. It has launched or purchased trade shows that fit strategically with, and add value to, its magazines. It has added a variety of electronic media products and services to meet the expanding information needs of its 2,000,000-plus technical readers. It has purchased magazines in select markets to strengthen its competitive position and services to readers. It has disposed of magazines in markets it could not effectively dominate. It has launched conferences related to its magazines and trade shows.

Penton's new focus on integrated product offerings can best be shown in three of the markets it serves - the design engineering market, the wireless segment of the electronics market, and the manufacturing management market.

Long a core market for Penton, the design engineering group is anchored by Machine Design and completed by an array of vertically focused publications that include Computer-Aided Engineering,

[pictures of A/E/C Show Floor, Penton's Electronic Design Magazine Website and IndustryWeek Magazine and CD ROM with the following captions:]

A/E/C Show Floor

Extending Penton's reach into trade show management, A/E/C SYSTEMS International serves users of computer applications in the architectural, engineering, and construction markets, hosting 536 exhibitors and 30,000 attendees at its Spring and Fall shows.

Penton's Electronic Design Magazine Website

One of 26 Websites available from Penton properties, the Electronic Design home page (www.penton.com/ed) is the gateway for readers, advertisers, and suppliers to information about an array of media alternatives.

IndustryWeek Manufacturing 1000
Magazine & CD ROM

Extending its brand beyond its well regarded magazine, IndustryWeek
(IW) conducted the first truly global study of manufacturers and created specialized CD-ROM products that provide detailed industry information in the form of searchable databases as well as companion publications that serve significant emerging segments of IW's core market.

Hydraulics & Pneumatics, Power Transmission Design, and The PT Distributor. With the 1997 acquisitions of A/E/C SYSTEMS International and Independent Exhibitions (INDEX), the launch of the International Manufacturing & Engineering Technology Congress in October of 1998, the continued growth of the Hydraulics & Pneumatics and Power Transmission Design Shows, and active Websites for many of its magazines, Penton continues to enhance its dominance of this key market.

Penton has built the same kind of "multi-media" line-up in the fast growing wireless market. Three magazines - Microwaves & RF, Wireless Systems Design, and Communications Products - and the annual Microwaves & RF Product Data Directory - provide comprehensive printed information. Two growing and successful trade show/conference events - the Wireless Symposium and Exhibition and Portable By Design - together host 300 exhibitors and 12,000 attendees. In the wireless market, as in the design engineering market, online information on the group's Websites offers users a new media choice particularly suited to the market's innovative customers.

While trade shows are key to diversifying service to many of Penton's markets, information users in the manufacturing management market respond to different media. IndustryWeek magazine has successfully used television, the Internet, and a year-round schedule of conferences to serve its advertisers and readers, build its well-known brand name, and expand its franchise. These and other integrated media groupings that Penton has developed over the last few years should position it for solid growth in the years to come.

FINANCIAL RESULTS

PITTWAY CORPORATION

CONSOLIDATED STATEMENT OF INCOME               23
CONSOLIDATED BALANCE SHEET                     24
CONSOLIDATED STATEMENT OF CASH FLOWS           26
CONSOLIDATED STATEMENT OF
    STOCKHOLDERS' EQUITY                       27

SUMMARY OF ACCOUNTING POLICIES                 28
NOTES TO CONSOLIDATED FINANICAL
    STATEMENTS                                 30

REPORTS OF INDEPENDENT ACCOUNTANTS
    AND MANAGEMENT                             39
SUPPLEMENTAL INFORMATION                       40
MANAGEMENT'S DISCUSSION AND
    ANALYSIS                                   42


	CONSOLIDATED STATEMENT OF INCOME
	For The Years Ended December 31, 1997, 1996 and 1995
	(Dollars in thousands, except per share)
____________________________________________________________________________

                                          1997          1996          1995
   Net Sales                           $1,348,703    $1,111,575     $945,669
   Operating Expenses:
      Cost of sales                       818,107       678,903      581,694
      Selling, general and
        administrative                    388,106       322,106      283,717
      Depreciation and amortization        34,660        28,166       21,014
                                        1,240,873     1,029,175      886,425
   Operating Income                       107,830        82,400       59,244

   Other Income (Expense):
      Gain on sale of investment                         13,162
      Gain on Cylink capital
        transactions                        6,396        23,279
      Equity in Cylink acquisition
        charge-off                        (18,943)
      Income from marketable
        securities and other interest       3,160         3,147        2,745
      Interest expense                    (11,693)       (8,624)      (5,778)
      Income from investments               2,638         1,766        3,828
      Miscellaneous, net                     (560)          350        4,039
                                          (19,002)       33,080        4,834
   Income Before Income Taxes              88,828       115,480       64,078

   Income Taxes (Note 7):
      Current                              38,205        34,580       30,634
      Deferred                             (4,891)        7,858       (6,928)
                                           33,314        42,438       23,706
   Net Income                          $   55,514    $   73,042     $ 40,372

   Net Income Per Share of Common
     and Class A Stock (Note 12):
       Basic                           $     2.65    $     3.49     $   1.93

       Diluted                         $     2.61    $     3.46     $   1.92


   Average Number of Shares
     Outstanding (in thousands)
     (Note 12)                             20,979        20,921       20,912

   Average Number of Shares and
     Dilutive Equivalents Outstanding
     (in thousands)(Note 12)               21,251        21,139       21,045

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
	December 31, 1997 and 1996
	(Dollars in thousands, except per share)
______________________________________________________________________________

ASSETS                                              1997               1996
Current Assets:
  Cash and equivalents                            $ 41,334           $ 32,409
  Marketable securities                             16,583             26,026
  Accounts and notes receivable, less
    allowance for doubtful accounts of
    $12,097 in 1997 and $9,670 in 1996             228,584            208,182
  Inventories (Note 3)                             242,656            203,254
  Future income tax benefits (Note 7)               18,617             19,358
  Prepayments, deposits and other                   12,709             10,287
                                                   560,483            499,516

Property, Plant and Equipment, at cost:
  Buildings                                         44,418             43,413
  Machinery and equipment                          254,972            224,268
                                                   299,390            267,681
  Less:  Accumulated depreciation                  148,962            132,867
                                                   150,428            134,814
  Land                                               2,733              2,787
                                                   153,161            137,601

Investments:
  Marketable securities                             30,015             37,814
  Investment in affiliate (Note 5)                  20,441             31,183
  Real estate and other ventures                    43,388             39,242
  Leveraged leases (Note 6)                         18,559             19,515
                                                   112,403            127,754

Other Assets:
  Goodwill, less accumulated amortization
   of $12,410 in 1997 and $9,707 in 1996           125,062             54,068
  Other intangibles, less accumulated
    amortization of $10,871 in 1997 and
    $10,668 in 1996                                  5,351              5,022
  Notes receivable                                   7,534              8,070
  Miscellaneous                                      7,456              7,062
                                                   145,403             74,222
                                                  $971,450           $839,093


See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

_____________________________________________________________________________________
LIABILITIES AND STOCKHOLDERS' EQUITY                    1997          1996
Current Liabilities:
  Notes payable (Note 4)                              $ 64,031      $  6,815
  Long-term debt due within one year (Note 4)            8,206         3,933
  Dividends payable                                      1,719         1,724
  Accounts payable                                     159,493       141,787
  Accrued expenses                                      60,114        53,937
  Income taxes payable                                   7,116         5,685
  Retirement and deferred compensation plans            10,562         6,782
  Unearned income                                        5,203         3,538
                                                       316,444       224,201

Long-Term Debt, less current maturities (Note 4):
  Notes payable, 6.70% and 6.81%, due in annual
    installments of $5 million beginning 1999
    with the balance due 2005                           75,000        75,000
  Capitalized leases, principally at 5.0%-7.6%,
    due in monthly installments through 2004             9,191         4,921
  Other                                                 11,166         7,995
                                                        95,357        87,916

Deferred Liabilities:
  Income taxes (Note 7)                                 58,065        65,738
  Other                                                 14,450        14,366
                                                        72,515        80,104

Stockholders' Equity:
  Preferred stock, authorized 2,000,000 shares;
    none issued
  Common capital stock, $1 par value (Note 12) -
    Common stock, authorized 42,000,000 shares;
      3,938,832 shares issued and outstanding            3,939         3,939
    Class A stock, authorized 36,000,000 shares;
      17,052,543 and 16,987,622 shares issued
      and outstanding in 1997 and 1996,
      respectively                                      17,052        16,987
  Capital in excess of par value                        24,523        21,714
  Retained earnings                                    440,536       391,753
  Cumulative marketable securities valuation
    adjustment                                           8,823        12,453
  Cumulative foreign currency translation
    adjustment                                          (7,739)           26
                                                       487,134       446,872
                                                      $971,450      $839,093


	CONSOLIDATED STATEMENT OF CASH FLOWS
	For The Years Ended December 31, 1997, 1996 and 1995
	(Dollars in thousands)
                                                 1997        1996       1995
Cash Flows From Operating Activities:
  Net income                                   $ 55,514    $ 73,042   $ 40,372
  Adjustments to reconcile net income to
   cash provided by operating activities:
    Depreciation and amortization                34,660      28,166     21,014
    Gain on sale of investment, net of taxes                 (8,149)
    Gain on Cylink capital transactions,
     net of taxes                                (3,997)    (14,413)
    Equity in Cylink acquisition charge-off,
     net of taxes                                11,839
    Deferred income taxes                          (186)       (876)    (6,928)
    Retirement and deferred compensation plans    5,060       4,915      9,275
    Income/loss from investments adjusted
     for cash distributions received             (1,513)        404      2,277
    Provision for losses on accounts
     receivable                                   4,960       5,170      4,901
    Gain on sale of assets                         (582)       (106)    (2,575)
    Change in current assets and liabilities,
     excluding effects from acquisitions,
     dispositions and foreign currency
     adjustments:
      Increase in accounts and
       notes receivable                         (26,316)    (32,000)   (34,229)
      Increase in inventories                   (38,982)    (48,350)   (17,457)
      (Increase) decrease in prepayments
       and deposits                                (824)      1,482     (2,068)
      Increase in accounts payable and
       accrued expenses                          18,442      47,873     16,528
      Increase (decrease) in income taxes
       payable                                    1,858         114     (4,480)
    Other changes, net                           (1,553)     (1,211)    (3,904)
  Net cash provided by operating activities      58,380      56,061     22,726

Cash Flows From Investing Activities:
  Capital expenditures                          (48,768)    (50,189)   (42,056)
  Proceeds from the sale of investment,
   net of taxes of $5,013                                    10,748
  Proceeds from the sale of marketable
   securities                                    30,186      11,102     16,034
  Purchases of marketable securities            (18,595)    (10,600)    (5,846)
  Dispositions of property and equipment            263         793      3,202
  Additions to investments                       (3,592)     (4,566)    (5,984)
  Dispositions of businesses                        991                    355
  Decrease (increase) in notes receivable         2,947      (4,351)    (1,194)
  Net assets of businesses acquired,
   net of cash                                  (69,417)     (3,263)   (12,931)
  Net cash used by investing activities        (105,985)    (50,326)   (48,420)

Cash Flows From Financing Activities:
  Net increase (decrease)in notes payable        58,644       1,730    (22,990)
  Proceeds of long-term debt                     12,269       5,284     81,693
  Repayments of long-term debt                   (8,437)     (5,338)    (5,307)
  Stock options exercised                         1,060         133
  Dividends paid                                 (6,736)     (6,752)    (6,699)
  Net cash provided (used) by financing
   activities                                    56,800      (4,943)    46,697

Effect of Exchange Rate Changes on Cash            (270)        210         45

Net Increase in Cash and Equivalents              8,925       1,002     21,048
Cash and Equivalents at Beginning of Year        32,409      31,407     10,359
Cash and Equivalents at End of Year           $  41,334    $ 32,409   $ 31,407

Supplemental Cash Flow Disclosure:
 Interest paid                                $  11,791    $  8,552   $  5,720
 Income taxes paid                            $  36,249    $ 35,166   $ 35,329

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.


	CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
	For The Years Ended December 31, 1997, 1996 and 1995
	(Dollars in thousands, except per share)

                                                                                                         Cumulative  Cumulative
                                                                                                         Marketable   Foreign
                                                                                   Capital In            Securities   Currency
                                        Common Stock           Class A Stock       Excess of   Retained  Valuation   Translation
                                      Shares    Par Value    Shares     Par Value  Par Value   Earnings  Adjustment  Adjustment
Balance - December 31, 1994         2,626,024      $2,626  11,314,700     $11,315     $28,348  $291,756     $(3,050)    $(2,865)
 Net income                                                                                      40,372
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
  Class A stock - $.333 per share                                                                (5,657)
 Shares issued pursuant to
  performance awards                                              996           1          52
 Three-for-two stock split          1,312,808       1,313   5,657,617       5,657      (6,977)
 Marketable securities
  valuation adjustment                                                                                        1,031
 Currency translation adjustment                                                                                            155
Balance - December 31, 1995         3,938,832       3,939  16,973,313      16,973      21,423   325,420      (2,019)     (2,710)
Net income                                                                                      73,042
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
 Class A stock - $.333 per share                                                                (5,658)
 Shares issued pursuant to stock
  options                                                      14,309          14         291
 Marketable securities
  valuation adjustment                                                                                       14,472
 Currency translation adjustment                                                                                          2,736
Balance - December 31, 1996         3,938,832       3,939  16,987,622      16,987      21,714   391,753      12,453          26
 Net income                                                                                      55,514
 Cash dividends declared:
  Common stock - $.267 per share                                                                 (1,051)
  Class A stock - $.333 per share                                                                (5,680)
 Shares issued pursuant to stock
  options and awards                                           64,921          65       2,809
 Marketable securities
  valuation adjustment                                                                                       (3,630)
 Currency translation adjustment                                                                                        (7,765)
Balance - December 31, 1997         3,938,832      $3,939  17,052,543     $17,052     $24,523  $440,536     $ 8,823    $(7,739)

See Summary of Accounting Policies and Notes to Consolidated Financial Statements.

SUMMARY OF ACCOUNTING POLICIES
(Dollars in thousands)


Basis of Presentation
     The consolidated financial statements include the accounts of Pittway Corporation and its majority-owned subsidiaries (the "Company"). The Company follows the equity method of accounting for its investments in greater than 20%-owned but less than majority-owned affiliates. All share and per share data, as appropriate, reflect a 3-for-2 stock split paid March 1, 1996 (Note 12). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year classification.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
     Cash equivalents are generally comprised of highly liquid instruments with original maturities of three months or less, such as treasury bills, certificates of deposit, commercial paper and time deposits.

Marketable Securities
     Current marketable securities consist principally of adjustable rate preferred stocks. Non-current marketable securities consist of stock in United States Satellite Broadcasting Company, Inc. ("USSB"), a satellite broadcast company. The Company records its investments in marketable securities at market value. Changes in market value for these securities are reported, net of tax, in a separate component of stockholders' equity until realized.

Inventories
     Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. Cost of substantially all domestic inventories is determined by using the last-in, first-out (LIFO) method, while the remaining inventories are valued primarily using the first-in, first-out (FIFO) method.

Property, Plant and Equipment
     Property, plant and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Depreciation expense amounted to $31,168, $25,661 and $21,100 in 1997, 1996 and 1995, respectively.

Investments
     Investment in affiliate consists of an equity interest in Cylink Corporation ("Cylink"), a manufacturer of encryption and data communication devices. The Company accounts for its investment in Cylink under the equity method.
     Real estate and other ventures consist principally of equity interests in limited real estate partnerships and land held for development. The Company's adjusted basis in certain of the limited real estate partnerships is carried at zero, and investments in other partnerships and ventures are carried on a cost basis. Cash distributions accruing from these partnerships and ventures are recorded as income from investments.
     Leveraged leases consist of the rentals receivable net of the principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as income from investments over the lease term.

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

Research and Development Expenses
     Research and development costs are expensed as incurred. These costs amounted to $24,316, $18,077 and $16,599 in 1997, 1996 and 1995,
respectively.

Advertising and Promotion Expenses
     Advertising and promotion costs are expensed as incurred. These costs amounted to $20,332, $20,512 and $17,500 in 1997, 1996 and 1995,
respectively.

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

Translation of Foreign Currencies
     The functional currency of the Company's foreign operations is the local currency. Accordingly, assets and liabilities of foreign operations are translated to U.S. dollars at the rates of exchange on the balance sheet date; income and expense are translated at the average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity. Transaction gains and losses are reflected in miscellaneous income and amounted to net expenses of $1,041, $102 and $72 in 1997, 1996 and 1995, respectively.

Stock-Based Compensation
     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue accounting for stock-based compensation using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's Class A stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for other stock-based awards is based on the quoted market price of the Company's Class A stock at the date of grant for performance and bonus share awards and, for certain of these awards and stock appreciation rights, the changes in such stock price during each subsequent reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share)


Note 1 - Pending Divestiture
     In December 1997, the Company announced that its Penton Publishing subsidiary ("Penton") had signed a letter of intent to acquire another business media company, contingent on the Company spinning off Penton to the Company's stockholders in a tax-free distribution. The acquisition and related spin-off are subject to the execution of a definitive combination agreement and receipt of a favorable ruling on the spin-off from the Internal Revenue Service, among other conditions. At such time as the principal conditions are satisfied, subsequent financial disclosures will reflect Penton as a discontinued operation, including restatement of prior periods.

Note 2 - Acquisitions and Dispositions
     During 1997, the Company acquired the assets and businesses of a foreign distributor of alarm and other security products, one domestic and one foreign manufacturer and distributor of fire control products, two domestic trade show companies and one foreign trade show company. The total purchase price for these businesses was $69,417 cash paid, principally financed through short-term bank borrowings, $6,976 of future payments, certain liabilities assumed as well as future contingent payments up to $13,882 tied to future earnings of the acquired companies through 2003. The excess of the aggregate purchase price over the fair market value of net assets acquired of $75,061 is being amortized over 40 years. Also in 1997, the Company sold one publication for $991 cash.
     During 1996, the Company acquired the assets and businesses of two foreign distributors of alarm systems and a domestic manufacturer of glass break sensors. The total purchase price for these businesses was $3,263 cash and $2,619 payable over three years.
     During 1995, the Company acquired the assets and businesses of a manufacturer of residential burglar/fire alarm controls, a distributor of alarm and other security products and a foreign manufacturer of commercial intrusion alarms and control panels. The total purchase price for these businesses was $12,931 cash and $3,089 in notes. The Company sold a publication for $1,000 cash, received in January 1996, and the assumption of related liabilities. The Company also sold its 51% interest in a business offering seminars to its minority stockholders for $355 cash and retained a $1,000 note receivable due from this former subsidiary.
     All the aforementioned acquisitions were accounted for as purchase transactions. The impact of these acquisitions on consolidated results of operations was not significant. These companies have been included in the consolidated financial statements from their respective dates of acquisition or to the dates of disposition.

Note 3 - Inventories
     At December 31, 1997 and 1996 approximately 84% and 85%, respectively, of the total inventories are accounted for by the LIFO method. The recorded value of inventory approximates current cost. At year end, inventories consist of:


                                                   1997               1996
     Raw materials                              $ 59,405           $ 41,568
     Work-in-process                              17,852             19,560
     Finished goods -
       Manufactured by the Company                89,771             69,020
       Manufactured by others                     75,628             73,106
                                                $242,656           $203,254

Note 4 - Debt
     The average annual interest rate on short-term notes payable was approximately 6.9% (6.2% domestic and 8.1% foreign) and 6.6% (5.7% domestic and 11.7% foreign) at December 31, 1997 and 1996, respectively. There are no compensating balance or commitment fee requirements associated with these short-term borrowings. The Company has guaranteed indebtedness of $1,250 relating to real estate ventures in which it participates.
     The Company's capitalized lease obligations are collateralized by certain equipment. Other long-term debt bears interest principally at 4% to 7%, with maturities through 2009. Aggregate long-term maturities due annually for the five years beginning in 1998 are $8,206, $10,736, $8,486, $7,541, $8,076 and $60,518 thereafter.

Note 5 - Investment in Affiliate
     The Company's investment in Cylink consists of 8,606,085 shares of common stock. See Note 13 regarding the fair value of the investment. In September 1997, Cylink acquired Algorithmic Research, an information security company, for cash and Cylink stock totaling $76,263. The Company increased the carrying value of its investment in Cylink by $6,396 and recorded a $3,997 after-tax gain, or $.19 per share (basic and diluted), as a result of the stock issued in the acquisition and reduced the carrying value of its investment in Cylink by $18,943 and recorded an $11,839 after-tax expense, or $.56 per share (basic and diluted), for its equity in Cylink's write-off of "in-process technology" acquired in the transaction.
In 1996, the carrying value of the investment in Cylink was increased by $23,279 to reflect the increase in the Company's equity in Cylink's net book value as a result of an initial public offering in February 1996. The after-tax gain recorded on the increase in Cylink's equity was $14,413, or $.69 per share ($.68 diluted).
     The summarized results of operations of Cylink for the year ended December 31, 1997 are as follows: sales - $80,599; gross profit - $53,153; write-off of "in-process technology" - ($63,920); net loss - ($58,777). Summarized balance sheet information at December 31, 1997 is: current assets - $63,472; non-current assets - $19,121; current liabilities - $13,222; non-current liabilities - $269.

Note 6 - Leveraged Leases
     The Company is an equity participant in leveraged leases of an aircraft and communication satellite transponders. As the Company has no general liability for the nonrecourse debt attributable to the acquisition of such assets, the debt has been offset against the related rentals receivable.
The net investment in leveraged leases consists of:

                                               1997              1996
Rentals receivable (net of principal
  and interest on nonrecourse debt)           $11,900           $12,875
Estimated residual value                       11,432            11,432
Unearned and deferred income                   (4,773)           (4,792)
Investment in leveraged leases                 18,559            19,515
Deferred income taxes                         (18,597)          (19,630)
Net investment                                $   (38)          $  (115)

     A summary of the components of income from leveraged leases follows:

                                          1997       1996       1995
Income (loss) before income taxes       $   (81)   $   433    $   363
Income tax benefit (cost) -
  Current                                (1,005)      (911)       106
  Deferred                                1,033        759       (233)
Income (loss) from leveraged leases     $   (53)   $   281    $   236

     Minimum annual rentals receivable (net of principal and interest on nonrecourse debt) under leveraged leases for the next five years beginning with 1998 are $2,065, $1,751, $3,488, $483, $98 and an aggregate of $4,015 thereafter.

Note 7 - Income Taxes
     Income before income taxes consists of:

                                         1997        1996       1995
Domestic income                        $ 84,640    $109,772    $60,148
Foreign income                            4,188       5,708      3,930
                                       $ 88,828    $115,480    $64,078

     The provision for income taxes consists of:

                                         1997        1996       1995
Current -
     Federal                           $ 31,023     $27,867    $25,107
     State and local                      4,492       4,251      2,857
     Foreign                              2,690       2,462      2,670
                                         38,205      34,580     30,634
Deferred -
     Federal                             (4,724)      7,680     (6,696)
     Foreign                               (167)        178       (232)
                                         (4,891)      7,858     (6,928)
                                       $ 33,314     $42,438    $23,706

     The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

                                         1997        1996       1995
Income tax at statutory rate            $31,090     $40,418    $22,427
Tax effect of -
  State income taxes, net of
   federal benefit                        2,751       3,307      1,857
  Other items, net                         (527)     (1,287)      (578)
Actual income tax provision             $33,314     $42,438    $23,706

Effective income tax rate                  37.5%       36.7%      37.0%

     The components of the deferred tax liabilities (assets) at December 31, 1997 and 1996 are comprised of the following:

                                                   1997        1996
Deferred tax liabilities -
  Leveraged leases                               $ 18,597    $ 19,630
  Real estate ventures -
    Affordable housing                             16,799      13,678
    Other                                           4,308       4,265
  Investment in affiliate                           5,760       9,520
  Investment in USSB                                5,418       8,389
  Purchased tax benefit leases                      3,091       3,612
  Depreciation                                      2,820       2,867
  State income taxes, net of
    federal benefit                                 3,800       3,571
  Other                                             5,033       4,072
  Total deferred tax liabilities                   65,626      69,604
Deferred tax assets -
  Inventory valuation                              (9,179)     (7,707)
  Tax loss carryforwards                           (4,967)     (4,738)
  Deferred compensation                            (7,541)     (5,635)
  Bad debts                                        (2,953)     (2,677)
  Workers compensation                             (1,511)     (1,146)
  Other                                            (4,994)     (6,059)
  Total deferred tax assets                       (31,145)    (27,962)
Valuation allowance                                 4,967       4,738
Net deferred tax liability                       $ 39,448    $ 46,380

     The valuation allowance relates to tax loss carryforwards of which $975 as of December 31, 1997 will be credited to goodwill when and if utilized.
     The Company's federal income tax returns have been examined through 1992 without material adjustment of reported income.

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

     Activity in options, performance and bonus share awards under the 1990 plan is summarized as follows:

                                                 1997      1996      1995
Outstanding at beginning of year                845,726   594,116   359,581
Awards and options granted                      269,964   275,425   239,247
Shares issued for awards and for options
 exercised                                      (64,921)  (14,349)   (1,494)
Awards and options redeemed for cash             (5,633)   (8,466)   (1,072)
Awards and options cancelled                     (1,000)   (1,000)   (2,146)
Outstanding at end of year                    1,044,136   845,726   594,116
Exercisable at end of year                      343,547   196,782    30,750
Shares available for grant                      187,939   451,270   717,229

     Weighted average exercise price information follows:

                                                  1997      1996      1995
Outstanding at beginning of year                 $29.66    $22.84    $18.75
Awards and options granted                        54.72     43.00     28.88
Shares issued for awards and for options
 exercised                                        28.66      7.86     20.08
Awards and options redeemed for cash              20.08     20.08     17.09
Awards and options cancelled                      43.25     43.25     17.09
Outstanding at end of year                        36.24     29.66     22.84
Exercisable at end of year                        20.13     16.58      7.95

     Outstanding awards at December 31, 1997 include 165,264 performance and bonus share awards, of which 40,025 are issuable in 1998, and the following non-qualified options:



Range of                              Outstanding                Exercisable
Exercise                               Average    Average               Average
Prices                       Shares     Price    Life (yrs)    Shares    Price

  $43-$55                    420,700    $49.44      8.7
  $23-$30                    289,922    $26.64      6.7        135,272   $23.00
  $ 9-$17                    168,250    $16.35      5.3        168,250   $16.35


     The Company's 1996 stock option plan for non-employee directors provides for the issuance of up to 30,000 shares of Class A stock which are awarded at the market value on the date of the award. In 1996, options for 24,000 shares were granted at an exercise price of $47.50 per share. Options for 12,000 shares are exercisable at December 31, 1997 and options for 5,000 shares become exercisable in each of the next two years. Options for 2,000 shares were cancelled in 1997. Options expire at the earlier of ten years from the date of grant or five years after the optionee ceases to be a member of the Board.

     The fair value of options at date of grant was $23.29 in 1997, $18.87 in 1996 and $12.72 in 1995 for the 1990 plan and $21.47 in 1996 for the director's plan. These values were determined by the Black-Scholes model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: interest rate of 5.6%, 6.4% and 7.1%; volatility of 27%, 27% and 25%; annual dividends of $.33 per share and an expected life of 8 years for all three years.
     Total expense under these plans was $5,127, $5,680, and $5,748 in 1997, 1996 and 1995, respectively. If the Company had adopted SFAS No. 123 with respect to options, net income would have been $53,112, or $2.53 per share ($2.50 diluted) in 1997, $71,685, or $3.43 per share ($3.39 diluted) in 1996 and $39,940, or $1.91 per share ($1.90 diluted) in 1995. The pro forma effect on net income in 1996 and 1995 is not representative of the effect in future years because it does not take into consideration options granted prior to 1995.

Note 9 - Retirement Plans
     The Company has various noncontributory retirement plans covering substantially all current and certain former domestic employees. Retirement benefits for employees in foreign countries are generally provided by national statutory programs. Benefits for domestic employees are based on years of service and annual compensation as defined by each plan. The Company's policy is to fund pension costs accrued.

     The components of net pension income for the plans consist of:
                                         1997        1996        1995
Service cost - benefits earned
  during the year                      $ 5,115    $  4,562     $  4,005
Interest cost on projected benefit
  obligation                             4,584       4,265        4,042
Actual return on plan assets           (17,864)    (13,804)     (27,286)
Net amortization and deferred gains
  and losses                             7,713       4,477       18,439
Net pension income                     $  (452)    $  (500)    $   (800)

     The reconciliation of the funded status of the plans at year end follows:
                                                1997                1996
Actuarial present value of benefit
  obligations -
    Vested benefit obligation                 $(58,432)           $(53,089)
    Nonvested benefit obligation                (3,773)             (3,300)
    Accumulated benefit obligation             (62,205)            (56,389)
Excess of projected benefit
  obligation over accumulated
  benefit obligation                           (10,894)             (9,616)
Projected benefit obligation                   (73,099)            (66,005)
Plan assets at fair value                      123,187             109,287
Plan assets in excess of
  projected benefit obligation                  50,088              43,282
Unrecognized net gain                          (41,683)            (34,460)
Unrecognized prior service cost                  2,835               3,431
Unamortized transition net asset                (4,395)             (5,860)
Prepaid pension cost included
  in the consolidated balance sheet           $  6,845            $  6,393

     Plan assets consist primarily of U.S. government obligations, investment grade corporate bonds and common and preferred stocks. The projected benefit obligation was determined using an assumed discount rate of 7% and an assumed rate of increase in compensation of 5% for both years. The expected long-term rate of return on plan assets was 7% for both years.

Note 10 - Lease Commitments
     The Company leases certain manufacturing facilities, warehouses, office space and equipment under noncancelable operating leases expiring at various dates through the year 2014. Most of the leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Minimum annual rental commitments under all noncancelable leases for the next five years beginning with 1998 are $25,263, $23,427, $20,204, $12,411, $9,973 and an aggregate of $25,486 thereafter. Rental commitments are stated net of minimum sublease rentals aggregating $3,320. Total rent expense (including taxes, insurance and maintenance when included in the rent) amounted to $22,515, $18,350 and $16,930 in 1997, 1996 and
1995, respectively.

Note 11- Contingencies and Commitments
     In 1989 a judgment was entered against Saddlebrook Resorts, Inc. ("Saddlebrook"), a former subsidiary of the Company, in a lawsuit which arose out of the development of Saddlebrook's resort and a portion of the adjoining residential properties owned and developed by the Company. In 1990 the trial court entered an order vacating the judgment and awarding a new trial. A hearing took place in 1997 to determine the scope of the issues remaining for retrial. The trial court must rule on the scope before the retrial can take place, which is expected to begin in 1998.
     In 1995 a lawsuit was brought against the Company, seeking lost profits and royalty damages of up to $66.8 million on account of Company sales of products which the plaintiff alleges infringed on its patent. The plaintiff is also asserting trebling of damages, if awarded, based upon alleged willful infringement. The Company moved for summary judgment of non-infringement and, in December 1997, the Court issued an order granting the Company partial summary judgment, stating that its products did not literally infringe upon the plaintiff's patent claims. Trial of this case is currently in progress. The Company strongly believes it has meritorious defenses and is vigorously defending itself.
     The Company in the normal course of business is subject to a number of lawsuits and claims, both actual and potential in nature. While management believes that resolution of existing claims and lawsuits will not have a material adverse effect on the Company's financial statements, management is unable to estimate the magnitude of financial impact of claims and lawsuits which may be filed in the future.
     The Company has committed to invest up to a total of $23.3 million in certain affordable housing real estate ventures through 2005.

Note 12 - Capital Stock and Earnings Per Share
     In January 1996 the Board of Directors declared a 3-for-2 stock split in the form of a 50% stock dividend on the Company's Common and Class A stock, payable March 1, 1996 to stockholders of record February 14, 1996. All share and per share data, as appropriate, reflect this split. The effect of the split is presented retroactively within stockholders' equity at December 31, 1995 by transferring the par value for the additional shares issued from the capital in excess of par value account to the common stock accounts.
     Except for voting and dividend rights, the two classes of common capital stock are identical. Class A stockholders are entitled to one-tenth vote per share and have the right to elect 25% of all directors, but not less than two. Common stockholders are entitled to one vote per share and have the right to elect the remaining number of directors. Upon a change of control of the Company (as defined in the Company's certificate of incorporation), the Class A stock will automatically be changed into Common stock.
     Cash dividends declared on Class A stock are required to be 1-2/3 cents per share more than dividends declared on Common stock (up to a maximum of 6-2/3 cents per share per year).
     Basic net income per common share amounts were calculated by dividing earnings by the combined weighted average number of Class A and Common shares outstanding. Diluted net income per share amounts were based on the same reported earnings but assume the issuance of Class A stock upon exercise of outstanding stock options and distributable as performance awards.

Note 13 - Fair Value of Financial Instruments
     The carrying amount of cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximates fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company's other financial instruments at year end:

                                          1997                 1996
                                   Carrying    Fair     Carrying    Fair
                                    Amount     Value     Amount     Value
Financial assets -
 Current marketable securities     $ 16,583   $ 16,583  $ 26,026   $ 26,026
 Investment in USSB                  30,015     30,015    37,814     37,814
 Investment in Cylink                20,441     83,909    31,183    111,879
 Affordable housing investments      22,542     22,542    20,342     20,342
 Notes receivable                     8,092      8,074    10,887     10,722
Financial liabilities -
 Long-term debt                    (103,563)  (102,052)  (91,849)   (88,288)

     The estimated fair values of marketable securities, the investment in USSB and the investment in affiliate are based on quoted market prices. The estimated fair values of the Company's investments in affordable housing projects were based upon available financial and other information. The estimated fair values of the notes receivable and long-term debt were calculated based upon the present value of estimated cash flows using appropriate discount rates.
     At December 31, 1997 and 1996, current marketable securities consisted of adjustable rate preferred stocks, which had gross unrealized holding gains (losses) of $25 and ($1,911), respectively. Realized gains and losses on sales of marketable securities are based upon the specific identification method. Such gains totaled $331 and $63 in 1997 and 1996, respectively, and losses totaled $79 and $576 in 1997 and 1996, respectively.
     In February 1996 the Company sold 13% of its investment in USSB as part of an initial public offering of USSB common stock. The sale resulted in an after-tax gain of $8,149, or $.39 per share (basic and diluted). The Company recorded a charitable donation of appreciated shares of USSB stock in the fourth quarter of 1996 resulting in a tax benefit of $849, or $.04 per share (basic and diluted). Unrealized holding gains in this investment were $14,226 and $22,025 at December 31, 1997 and 1996, respectively.
     The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts and the estimates presented above may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Note 14 - Segment Information
     The Company operates principally in two industry segments.
     The Alarm and Other Security Products segment designs, manufactures and sells an extensive line of burglar and commercial fire alarm equipment and distributes alarm and other security products manufactured by other companies.
     The Publishing segment produces national business magazines and related products, trade shows and conferences, and direct mail marketing programs.
     Sales within and between segments and geographic areas are made at approximate arm's-length prices. Operating income consists of sales less operating expenses. Sales and expenses which are not related to or identifiable with specific segments are included in General Corporate and Other. Identifiable assets are those assets that are specifically identified with the industry segments and geographic areas in which operations are conducted. Eliminations include sales between segments and geographic areas and related intercompany accounts. Export sales were not material and no single customer accounted for ten percent of sales.

                                                                                                      Depreciation
                                                       Operating      Identifiable      Capital           and
Industry Segments                      Net Sales        Income           Assets       Expenditures    Amortization
1997
Alarm and Other Security Products     $1,143,722        $ 89,285         $649,471       $ 43,201         $ 27,912
Publishing                               204,931          25,329          136,374          5,450            6,519
General Corporate and Other                   50          (6,784)         185,605            117              229
Consolidated                          $1,348,703        $107,830         $971,450       $ 48,768         $ 34,660


1996
Alarm and Other Security Products     $  922,869        $ 70,366         $538,967       $ 45,187         $ 22,051
Publishing                               188,122          18,695           87,357          4,822            5,878
General Corporate and Other                  584          (6,661)         212,769            180              237
Consolidated                          $1,111,575        $ 82,400         $839,093       $ 50,189         $ 28,166

1995
Alarm and Other Security Products     $  754,003        $ 54,021         $420,738       $ 36,835         $ 15,008
Publishing                               191,263          11,941           88,721          5,154            5,788
General Corporate and Other                  403          (6,718)         163,515             67              218
Consolidated                          $  945,669        $ 59,244         $672,974       $ 42,056         $ 21,014




                                                 Operating   Identifiable
Geographic Areas                   Net Sales      Income        Assets
1997
Domestic Operations               $1,204,687      $ 99,751     $793,311
European Operations                  114,478         5,766      158,540
Other Foreign Operations              73,560         2,783       34,993
Eliminations                         (44,022)         (470)     (15,394)
Consolidated                      $1,348,703      $107,830     $971,450

1996
Domestic Operations               $  985,696      $ 73,511     $716,356
European Operations                  104,352         5,491      116,493
Other Foreign Operations              56,153         3,123       29,216
Eliminations                         (34,626)          275      (22,972)
Consolidated                      $1,111,575      $ 82,400     $839,093

1995
Domestic Operations               $  860,687      $ 53,032     $590,063
European Operations                   70,302         4,041       77,302
Other Foreign Operations              40,943         2,199       20,999
Eliminations                         (26,263)          (28)     (15,390)
Consolidated                      $  945,669      $ 59,244     $672,974


Note 15 - Quarterly Results (Unaudited)
     Quarterly results of operations for the years ended December 31, 1997 and 1996 are shown below:


                                       1997  Quarters                       Total
                           First      Second      Third       Fourth       For Year
Net Sales                $301,158    $339,213    $357,264    $351,068     $1,348,703
Gross Profit              108,651     124,617     127,243     135,425        495,936
Net Income                 12,296      16,598       8,335 (a)  18,285         55,514
Net Income per Share:
 Basic                        .59         .79         .39 (a)     .87           2.65
 Diluted                      .58         .78         .39 (a)     .86           2.61

                                       1996  Quarters                       Total
                           First      Second       Third     Fourth        For Year
Net Sales                $257,477    $272,361    $285,726    $296,011     $1,111,575
Gross Profit               93,030      99,391     102,322     109,763        404,506
Net Income                 33,288 (b)  12,530      12,756      14,468 (c)     73,042
Net Income per Share:
 Basic                       1.59 (b)     .60         .61         .69 (c)       3.49
 Diluted                     1.58 (b)     .59         .60         .68 (c)       3.46


(a) Net income for the 1997 third quarter includes a $3,997 after-tax gain on Cylink capital transactions and an $11,839 after-tax expense for the Company's equity in Cylink's write-off of
"acquired in-process technology."  These items decreased net income by $7,842, or $.37 per share
(basic and diluted).

(b) Net income for the 1996 first quarter includes an $8,149 after-tax gain on the sale of shares of USSB stock and a $14,507 after-tax gain from Cylink's initial public offering.  These items increased net income by $22,656, or $1.08 per share (basic and diluted).  The after-tax gain from Cylink's initial public offering was reduced by $94 in the 1996 second quarter.

(c) Net income for the 1996 fourth quarter includes a tax benefit of $849, or $.04 per share
(basic and diluted) for a charitable contribution of appreciated securities.

Reports of Independent Accountants and Management

Report of Independent Accountants [PW Logo]

To the Board of Directors and Stockholders of Pittway Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Pittway Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Pittway Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/ Price Waterhouse LLP
Price Waterhouse LLP

Chicago, Illinois
February 18, 1998

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






/s/ King Harris                        /s/ Paul R. Gauvreau
King Harris                            Paul R. Gauvreau
President and Chief Executive Officer  Financial Vice President and
                                                  Treasurer

Supplemental Information

Five Year Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                             1997        1996        1995        1994        1993
Operating Results
   Net Sales of Continuing Operations    $1,348,703   $1,111,575    $945,669    $778,026    $650,105
   Operating Income from Continuing
     Operations                             107,830       82,400      59,244      49,922      34,012
   Income from Continuing Operations         55,514 (a)   73,042(b)   40,372      44,836(d)   21,240
   Income from Discontinued Operations                                                        10,046
   Cumulative Effect of Changes in
     Accounting Principles                                                                     1,535
   Net Income                                55,514(a)    73,042(b)   40,372      44,836(d)   32,821
   Per Share (c):
     Basic -
       Income from Continuing Operations       2.65(a)      3.49(b)     1.93        2.15(d)     1.02
       Income from Discontinued Operations                                                       .48
       Cumulative Effect of Changes in
         Accounting Principles                                                                   .07
       Net Income                              2.65(a)      3.49(b)     1.93        2.15(d)     1.57
     Diluted -
       Income from Continuing Operations       2.61(a)      3.46(b)     1.92        2.14(d)     1.02
       Income from Discontinued Operations                                                       .48
       Cumulative Effect of Changes in
         Accounting Principles                                                                   .07
       Net Income                              2.61(a)      3.46(b)     1.92        2.14(d)     1.57
   Cash Dividends Declared Per Share (c):
     Common                                    .267         .267        .267        .267         .30
     Class A                                   .333         .333        .333        .333        .367
   Capital Expenditures                      48,768       50,189      42,056      28,246      29,478
   Depreciation and Amortization             34,660       28,166      21,014      20,160      17,249

 At Year End
   Total Assets                             971,450      839,093     672,974     563,287     481,977
   Long-Term Debt                            95,357       87,916      85,966       5,088       6,083
   Stockholders' Equity                     487,134      446,872     363,026     328,130     292,064
     Per Outstanding Share (c)                23.21        21.36       17.36       15.69       13.97
   Market Price Per Share (c):
     Common                                   68.94        52.13       44.25       26.00       22.67
     Class A                                  69.63        53.50       45.17       26.83       21.50

(a)  Includes the after-tax gain on Cylink capital transactions of $3,997 and the after-tax expense for the Company's equity in Cylink's write-off of "acquired in-process technology" of $11,839.  These items decreased net income by
$7,842, or $.37 per share (basic and diluted).
(b)  Includes the after-tax gain on the sale of investment in USSB and gain from Cylink stock offering of $8,149, or $.39 per share (basic and diluted) and $14,413, or $.69 per share ($.68 diluted), respectively.
(c)  Per share data reflect the 3-for-2 stock split declared in January 1996.
(d)  Includes net gain on sale of First Alert stock of $11,776, or $.57 per share (basic and diluted).

Pro Forma Presentation for Pending Divestiture

     The following pro forma information presents historical amounts as restated to reflect Penton as a discontinued operation (See Note 1 to consolidated financial statements). The pro forma results are presented for informational purposes only and do not purport to be indicative of the results of operations which would actually have been obtained if the transactions had occurred in such periods, or which may exist or be obtained in the future.


                                             1997           1996         1995
Net sales from continuing operations $1,143,772 $923,453 $754,406 Income from continuing operations
  before special items                    $   48,176      $ 38,873     $ 31,542
Special items                                 (7,842)(a)    22,562(b)
Income from continuing operations             40,334        61,435       31,542
Earnings from discontinued operations         15,180        11,607        8,830
Provision for expenses related
  to divestiture                                (618)
Income from discontinued operations           14,562        11,607        8,830
Net income                                $   54,896      $ 73,042     $ 40,372

Income Per Share of Common
  and Class A Stock:
    Basic -
      Income from continuing
        operations                       $     1.92      $   2.94     $   1.51
      Income from discontinued
        operations                              .70           .55          .42
      Net Income                         $     2.62      $   3.49     $   1.93
    Diluted -
      Income from continuing
        operations                       $     1.90      $   2.91     $   1.50
      Income from discontinued
        operations                              .68           .55          .42
      Net Income                         $     2.58      $   3.46     $   1.92


     Market Prices, Security Holders and Dividend Information

     The Company's Common stock (ticker symbol PRY) and Class A stock (ticker symbol PRYA) are traded on the New York Stock Exchange (American Stock Exchange prior to October 4, 1996). As of December 31, 1997, stockholders of record totaled approximately 450 for Common and 850 for Class A.
     The following table sets forth, on a quarterly basis, the high and low prices for the Common and Class A stock on the New York Stock Exchange or American Stock Exchange, along with the cash dividends declared, adjusted to reflect the three-for-two stock split declared in January 1996.


                       Common             Class A          Dividends Declared
                  High         Low    High         Low    Common       Class A

1997 Quarter:
   First          $55.25    $49.88    $55.00    $48.50    $.0667        $.0833
   Second          55.88     49.50     57.12     48.62     .0667         .0833
   Third           64.50     50.25     65.00     50.00     .0667         .0833
   Fourth          69.00     59.88     70.00     60.00     .0667         .0833


1996 Quarter:
   First          $50.00    $40.63    $49.75    $38.63    $.0667        $.0833
   Second          49.75     43.50     50.50     41.63     .0667         .0833
   Third           47.88     39.00     49.25     38.25     .0667         .0833
   Fourth          53.50     42.25     55.75     44.38     .0667         .0833
Page 41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

Sales increased in 1997 to $1.35 billion, a 21% increase over 1996 sales which were 18% higher than 1995. Domestic sales grew 22% in 1997 and 15% in 1996 while international sales increased 17% in 1997 and 44% in 1996. International business, substantially all of which derives from alarm operations, represents 14% of total consolidated sales in both 1997 and 1996. Most of the foreign sales growth in 1997 is derived from expansion of European operations. Approximately one-third of the foreign sales growth in 1996 resulted from two European acquisitions late in 1995 and early in 1996. Gross profit increased 23% in 1997 and 18% in 1996 principally due to the expanded sales levels. Selling, general and administrative expenses increased 20% in 1997 and 14% in 1996 principally as a result of increased costs associated with the higher sales volume and, in 1997, temporarily increased distribution costs at ADI as a result of a strike at a major U.S.-based package carrier and reengineering of ADI's distribution hub system.

Alarm product sales accounted for 85% of consolidated revenues in 1997 (83% in 1996) and increased 24% in 1997 and 22% in 1996. Virtually every business unit recorded increased sales. The largest increases in both amounts and percentages occurred in domestic burglar alarm manufacturing, aided by major new accounts, and in security equipment distribution. The domestic distribution business made significant gains in 1997 and 1996 by expanding its outlet network internally, adding major new accounts, expanding its product offerings, acquiring a business in November 1995 and by capitalizing on the early 1995 bankruptcy of a major competitor. The volume at all of the manufacturing units benefited in 1997 and 1996 from the continued acceptance of numerous new product offerings, from expanded worldwide distribution capabilities and, to a lesser extent, from acquisitions.

Operating income for the segment increased 27% in 1997 and 30% in 1996 primarily because of the expanded sales volume. Research and development expense increased 35% to $24.3 million in 1997 and increased 9% to $18.1 million in 1996 as the Company expended record amounts on research and new product development.

Publishing sales increased 9% in 1997 and operating income increased 35%. These favorable results were achieved through a combination of increased magazine advertising revenues, a newly acquired trade show held in the second quarter of 1997, and containment of operating costs. Publishing sales declined 2% in 1996 due to the inclusion in the prior year results of a seminar business, which was sold in June 1995. Excluding this business, 1996 sales increased 5% to $188 million reflecting increases in both ad pages and page rates on an improved mix of magazines. The Company expects the spin-off of its publishing business to be completed in the second or third quarter of 1998.

Depreciation and amortization expense increased both in 1997 and 1996, principally as a result of capital additions associated with the expansion of the alarm business.

Other income (expense) in 1997 includes two special items recorded in connection with an acquisition made by the Company's Cylink affiliate: a $6.4 million pretax gain as a result of the stock issued in the acquisition and an $18.9 million pretax expense for the Company's equity in Cylink's write-off of "acquired in-process technology." Other income (expense) in 1996 included a pretax gain of $13.2 million on the sale of 622,500 shares of USSB stock in connection with its initial public offering and a pretax gain of $23.3 million on the increase in the Company's investment in Cylink resulting from its initial public offering. Excluding these special items in both years, other income (expense) was less favorable in 1997 principally due to increased interest expense from higher borrowing levels and increased foreign currency transaction losses from the strong U.S. dollar and UK pound against other key international currencies, partially offset by the Company's equity in increased operating earnings at Cylink.

Effective tax rates were 37.5% in 1997, 36.7% in 1996, and 37.0% in 1995. An analysis of the Company's effective tax rate appears in Note 7 to the Consolidated Financial Statements.

FINANCIAL CONDITION

The Company's financial condition remained strong through 1997.
Management anticipates that operations, borrowings and marketable securities will continue to be the primary source of funds needed to meet ongoing programs for capital expenditures, to finance acquisitions and investments and to pay dividends.

In 1997, income before depreciation, amortization and the special items recorded in connection with the acquisition made by the Company's Cylink affiliate provided $98.0 million of net cash which was used primarily to finance a $39.0 million increase in inventory balances and a $26.7 million increase in accounts receivable. The remaining net cash generated from operations ($58.4 million), along with $11.6 million of net proceeds from the sale of marketable securities, $2.9 million of payments received on notes receivable, $1.0 million of proceeds on the sale of a publication, $1.1 million of proceeds from the exercise of stock options, and $3.8 million of net proceeds on long-term debt were used to finance $48.8 million of capital additions, $6.7 million of dividends paid to stockholders, and $3.6 million of affordable housing investments. Acquisitions of six companies were completed during the year at a combined purchase price of $69.4 million which was financed principally through the $58.6 million increase in short-term borrowings.

The Company continually investigates investment opportunities for growth in related areas and is presently committed to invest up to $23.3 million in certain affordable housing real estate ventures through 2005.

The Company has real estate investments in various limited partnerships with interests in commercial rental properties which may be sold or turned over to lenders. Such events have no effect on net income although they do have a negative impact on the Company's cash position because tax payments become due when the properties are sold or returned to the lenders. The Company has approximately $4.3 million accrued at December 31, 1997 to fully cover the remaining tax payments that would be due if all the properties were sold or returned to the lenders.

The Company presently intends to hold its existing investments in preferred stocks, USSB and Cylink although occasional sales of preferred and USSB stocks may be made selectively as conditions warrant.


ACCOUNTING CHANGES

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." The statement requires the addition of comprehensive income and its components in the primary financial statements. Comprehensive income includes cumulative foreign currency translation adjustments and unrealized investment gains and losses, which are not included in income under current accounting principles. The statement is effective for fiscal years beginning after December 15, 1997, and requires comparative amounts in financial statements for earlier periods presented.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement requires the Company to report financial and descriptive information about its reportable segments, determined using the management approach (i.e., internal management reporting). The statement is effective for fiscal years beginning after December 15, 1997. The Company has not yet determined the impact that SFAS No. 131 will have on its financial statements.

INFLATION

The impact of inflation on the Company's results of operations has not been significant in recent years.

YEAR 2000 ISSUE

All work necessary to upgrade the Company's systems for Year 2000 compliance is expected to be completed in a timely fashion and should not involve a significant amount of the Company's resources.

****

This annual report, other than historical financial information, contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1997. These include risks and uncertainties relating to the potential spin-off of the Company's publishing business, pending litigation, government regulation, competition and technological change, intellectual property rights, capital spending, international operations, and the Company's acquisition strategies.

Group Locations and Divisions

Pittway Security Group

165 Eileen Way
Syosset, Long Island NY 11791
Tel. 516/921-6704
Leo A. Guthart, Chairman and CEO

Ademco Distribution, Inc. (ADI)
Steven I. Roth, President

Executive Vice Presidents:
Michael Cannata
Joseph Cappelletti

Vice Presidents:
Dennis Babcock
Sheri Bram
Tom Braun
John Burton
Anthony Caputo
Pat Comunale
George Ehrlinger
Mark Ingram
Chris Lanier
Stan Martin
Martin Mueller
James W. Rothstein
Arthur Shaw
Warren Stillwell
Jordan Thomasson

Ademco Distribution International
Etobicoke, Ontario, Canada
Ken Hall, Vice President and
Managing Director

Alarm Device Manufacturing Company (ADEMCO)
Roger B. Fradin, President

Executive Vice Presidents:
Ben Cornett
Martin Higgins
Alvin Silver

Senior Vice Presidents:
Edward Freeman
Herbert Lustig

Vice Presidents:
Steven Amodeo
Mark Chekos
Kathy Engel
Gordon Hope
Charles A. LaCarrubba
John Lorenty
Frank Marino
Kevin O'Connor
Martin Raphael
Ron Rothman
Joe Sausa

Ademco Sensor Company (ASC)
Louisville, Kentucky
Ben Cornett, President

Tom Polson, Vice President

Apex
Raleigh, North Carolina
Jim Filer, President

Commercial Systems Division
John Sasso, President

Tam Hulusi, Vice President

First Alert Professional
Ivan Scharer, President

Vice Presidents:
Ken Weinstein
Jeffrey Vollmar

Subsidiaries:
Fire Burglary Instruments (FBII)
Theodore Simon, Senior Vice President

Javelin Systems
Torrance, California
Graham Wallis, President

Ray Payne, Executive Vice President
Ron Levy, Vice President

Radscan, Inc. (AlarmNet)
Steven Winick, President

Xetron
West Chicago, Illinois
Dennis Charlebois, President

International Subsidiaries:
Ademco International
Andreas Kramvis, President

Vice Presidents:
Paul Brennan
Allen Frederick
Alan Wachtel

Ademco Australia Pty. Ltd.
Barry Whitton, Managing Director

Ademco MicroTech Limited
United Kingdom
Jim Green, Managing Director

Jim Gemmill, Director
Robert Ebrey, Director

Ademco-Sontrix Espana, S.A.
Pedro de Ibarrando, Managing Director

Ademco-Italia S.p.A.
Giordano Picchi, Managing Director

Stefano Fratini, Director

Ademco Hong Kong Limited
N.H. Lam, General Manager

Security House
The Netherlands
Jos Mathot, Managing Director

Ademco-Canada
J.P. Chalmin, President

Affiliate:
Cylink Corporation
Sunnyvale, California
Leo A. Guthart, Chairman

Fernand Sarrat, President

Pittway Systems Technology Group

4225 Naperville Road, Suite 155
Lisle, IL 60532
Tel. 630/577-3700
Fred Conforti, President and CEO

George Schoenfelder, Vice President

Notifier/Fire-Lite Alarms, Inc.
Northford, Connecticut
Mark S. Levy, President

Senior Vice Presidents:
Donald D. Anderson
W. Allen Fritts

Vice Presidents:
Fabian J. Skretta
David M. DeMeo
Paul L. Harris
John Chetelat

Notifier Engineered Systems Company (NESCO)
Atlanta, Georgia
Kenneth A. Plummer, Vice President

Notifier Integrated Systems (NIS)
Atlanta, Georgia
Nicholas G. Martello, General Manager

Notifier Network Technologies
Company  (NETCO)
Louisville, Kentucky
George J. Zamiar, General Manager

Notifier International
Notifier Canada
Toronto, Canada
Ivan Spiegel, Managing Director

Notifier Far East
Kowloon, Hong Kong
Steve Higgins, Managing Director

Notifier Middle East
Amman, Jordan
Knud Kikkenborg, Managing Director

Notifier Latin America
Sao Paulo, Brazil
George Clark, Managing Director

Notifier Australia
Victoria, Australia
Chris Lovett, Director
Geoff Hellewell, Director

Notifier Europe
Notifier Limited
Burgess Hill, U.K.
Richard B. Marshall, Managing Director

Notifier Italia S.r.L.
Milan, Italy
Franco Dischi, General Manager

Notifier Benelux S.A.
Alleur, Belgium
Philippe Boumal, General Manager

Notifier Espana S.A.
Barcelona, Spain
Miguel Moreno, General Manager

Notifier Deutschland GmbH
Dusseldorf, Germany
Holger Hesse, General Manager

Notifier AB
Huddinge, Sweden
Lennart Person, General Manager

Morley Electronic Fire Systems
Tyne & Wear, U.K.
Ray Hope, Managing Director

System Sensor Division
St. Charles, Illinois
Ronald Zegarski, Chairman

John W. Hakanson, President and CEO

Gary L. Lederer, Senior Vice President

Vice Presidents:
Nicholas Bellavia
James B. Brown
Aroon Chaddha
Donald Malaker
Robert R. Nelson

Audible/Visible & Waterflow Division
John Strauss, Vice President & General Manager

System Sensor Canada
Mississauga, Canada
Peter Collier, Managing Director

System Sensor Europe
System Sensor Ltd.
Horsham, U.K.
David C. Harvey, Managing Director

Pittway Tecnologica S.p.A.
Trieste, Italy
Vincenzo Nesta, President

Xi'an System Sensor Electronics, Ltd.
Xi'an, China
Li Ning, General Manager

MICROLITE CORPORATION
West Chicago, Illinois
Richard LeBlanc, President

Darrell Chelcun, Vice President

FIRE CONTROL INSTRUMENTS
(FCI)
Waltham, Massachusetts
Frank H. Carideo, President

Arthur S. Appel, Executive Vice
President and CEO

Vice Presidents:
Gregory Fowler
Carl Hagarty

Penton Publishing, Inc.
1100 Superior Avenue
Cleveland, OH 44114
Tel. 216/696-7000
Thomas L. Kemp, Chairman and CEO

Daniel J. Ramella, President and COO

Group Presidents:
James D. Atherton
Jerome C. Neff
James W. Zaremba

Preston L. Vice, Senior Vice President

Vice Presidents:
Russell S. Carson
Andrew C. DeSarle
Joseph M. DiFranco
John G. French
Charles T. Griesemer
Susan J. Grimm
Robert S. Martin
Katherine P. Torgerson

A/E/C Systems International
Exton, Pennsylvania
Michael Hough, Managing Director

George Borkovich,
International Marketing Director

Industrial Shows of America (ISOA)
Hunt Valley, Maryland
Susan J. Donahue, President

Industrial Shows of
America/International
Hunt Valley, Maryland
Charles E. Cross, President

Penton Media, Ltd.
Independent Exhibitions, Ltd. (INDEX)
Surrey, U.K.
Andrew Dedman, Managing Director


Subsidiaries:
Curtin & Pease/Peneco, Inc.
Dunedin, Florida
Robert Wilson, President and CEO

Fred Hipp, Executive Vice President

Pittway Real Estate

Wesley Chapel, Florida
Tel. 813/973-3685
Paul R. Gauvreau, President

Harold E. Rice, Jr., Vice President
Administration and Finance

CORPORATE INFORMATION

General Offices
200 South Wacker Drive, Suite 700
Chicago, Illinois 60606-5802
Tel. 312/831-1070

Stock Transfer Agent and Registrar
Harris Trust and Savings Bank
P.O. Box A-3504
Chicago, Illinois 60690-3504
Tel. 312/461-5360

Counsel
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601

Independent Accountants
Price Waterhouse LLP
200 East Randolph Drive
Chicago, Illinois 60601

Pittway Common and Class A stocks are
listed on the New York Stock Exchange.

A copy of the Company's December 31, 1997 Annual Report to the
Securities and Exchange Commission on Form 10-K (excluding exhibits) will be furnished without charge to shareholders upon written request to the Secretary of the Company.

Board of Directors
Eugene L. Barnett (a)
Chairman of the Audit Committee;
Consultant, former Chairman
of The Brand Companies

Sidney Barrows (c)
Vice Chairman of the Board;
Of counsel, Leonard, Street and
Deinard, Minneapolis, Minnesota
(attorneys at law)

Fred Conforti
Vice President;
President and CEO of the
Pittway Systems Technology Group

E. David Coolidge III (a)(d)(e)
Managing Director of William Blair & Company (investment banker)

Anthony Downs (a)(b)
Chairman of the
Compensation Committee;
Senior Fellow, Brookings Institution (non-profit social policy research center)

Leo A. Guthart (c)(d)
Vice Chairman of the Board;
Chairman of the
Pittway Security Group;
Chairman of the Board
of Cylink Corporation

Irving B. Harris (c)(d)
Chairman of the Executive
and Investment Committees;
Chairman of the Board of The Acorn Investment Trust (mutual funds)

King Harris (c)(e)
President and CEO

Neison Harris (c)
Chairman of the Board

William W. Harris (b)(c)(e)
Chairman of the
Nominating Committee;
Private Investor; Treasurer of KidsPac
(political action committee)

Jerome Kahn, Jr. (b)
Vice President of William
Harris Investors, Inc.
(investment advisors)

(a) 	Member of the
	Audit Committee
(b) 	Member of the
	Compensation Committee
(c) 	Member of the
	Executive Committee
(d) 	Member of the
	Investment Committee
(e) 	Member of the
	Nominating Committee

Officers
Neison Harris, (82)
Chairman of the Board

Irving B. Harris, (87)
Chairman of the Executive Committee

King Harris, (54)
President and CEO

Sidney Barrows, (79)
Vice Chairman of the Board


Leo A. Guthart, (60)
Vice Chairman of the Board

Fred Conforti, (56)
Vice President

Thomas L. Kemp, (46)
Vice President

Daniel J. Ramella, (45)
Vice President

Edward J. Schwartz, (56)
Vice President

Paul R. Gauvreau, (58)
Financial Vice President and Treasurer

James F. Vondrak, (53)
Corporate Secretary

Philip McCanna, (50)
Controller

www:pittway.com
[Inside back cover]

Pittway Corporation
200 South Wacker Drive
Suite 700
Chicago, IL  60606-5802
[Back cover]