Form 10-K, Exhibit 13
period 1998-12-31
PITTWAY CORP /DE/
filed 1999-03-19
CIK 93469

Exhibit 13
                                                    Pittway Corporation
                                                    December 31, 1998
                                                    Form 10-K

PITTWAY CORPORATION 1998 ANNUAL REPORT

OPERATING HIGHLIGHTS

Penton Media Spun Off to Shareholders
Record Number of New Products Introduced
$100 Million in Acquisitions
Record Sales and Operating Earnings

Sales (in millions)
  94     601.3
  95     754.4
  96     923.5
  97   1,143.8
  98   1,326.6

Operating Income (in millions)
  94    38.9
  95    47.3
  96    63.7
  97    82.5
  98   104.4

Return on Equity
  94    9.7%
  95   10.8%
  96   11.5%
  97   12.3%
  98   14.0%


FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share data)

                                                                 Percent
                                         1998           1997    Increase
PRO FORMA (a)

Net Sales                             $1,326,646     $1,143,772      16%
Operating Income                         104,442         82,501      27%
Net Income                                63,038         47,322      33%
Net Income Per Common and
Class A Share (Diluted)                     1.46           1.11      32%


HISTORICAL

Continuing Operations:
  Net Sales                            1,326,646      1,143,772
  Operating Income (b)                    61,442         82,501
  Income from Continuing
     Operations (b) (c)                   36,897         40,608
Discontinued Operations (d)                5,031         14,906
Net Income (b) (c)                        41,928         55,514


Per Common and Class A Share (Diluted):
  Income from Continuing
     Operations (b) (c)                      .86            .96
  Discontinued Operations (d)                .11            .35
  Net Income (b) (c)                         .97           1.31


Depreciation and Amortization (e)         35,694         28,141
Capital Expenditures (e)                  37,380         43,318
Working Capital (e)                      271,481        269,261
Stockholders' Equity (e)                 495,164        428,737
Stockholders' Equity Per Share (e)         11.61          10.21

Number of Employees (e)                    7,600          6,500

(a) Excludes provision for patent litigation, change in equity in Cylink and discontinued operations.
(b) 1998 includes $43 million pre-tax provision for patent litigation ($26,875 after-tax; $.62 per diluted share).
(c) Includes change in equity in Cylink: 1998 increase-$734 ($.02 per diluted share); 1997 decrease-$6,714 ($.15 per diluted share).
(d) Penton Media, Inc. was spun off to shareholders on August 7, 1998.
(e) Excludes discontinued operations.


COMPOUND SALES GROWTH RATES:

Year(s)                                     One       Three        Five
Pittway*                                   15.9%       20.7%       22.3%
S&P 400 Industrials                         0.5%        3.7%        4.8%
  *Continuing operations


PITTWAY CLASS A STOCK PRICE AS OF DECEMBER 31:
  1993        7.72
  1994        9.78
  1995       16.61
  1996       19.81
  1997       25.93
  1998       33.06*

  * Prior year prices adjusted for stock splits and Penton spin-off.

5-year compound annual growth rate = 34%.


TO OUR SHAREHOLDERS

1998 was a year of change, challenge and accomplishment for Pittway. We completed a record number of acquisitions during the year and spun off our Penton Media subsidiary to shareholders in August in a tax-free transaction. We achieved record sales and operating earnings in our alarm business and increased our industry-leading market share. Our net income from continuing operations, excluding special items, rose 33% to $63,038,000 or $1.46 per diluted share.

The sales and operating earnings gains we achieved from continuing operations, excluding special items, 16% and 27% respectively, were especially impressive given the economic turmoil that affected many parts of the world including in Asia, Russia, the Middle East and Latin America.

We did a first-rate job serving the needs of our major customers and, at the same time, reinforced our reputation as the premier supplier to the security and fire alarm industries. We launched a record number of new products and added a significant number of new engineers to our staff with expertise in growth markets like closed circuit television and access control.

We had one major setback during the year, an adverse jury decision in a wireless patent suit with Interactive Technologies, Inc. (ITI). The adverse decision led to a one-time $43 million charge to pre-tax earnings in the first quarter. While appealing the decision and preparing for new ITI litigation relating to transmitter enrollment methods in wireless security systems, we took steps to make sure our wireless business would continue no matter what the outcome of these patent-related matters.

We had mixed results with our non-operating investments during the year. Hughes Electronics Corporation, owner of DirecTV, announced at year-end that it had reached an agreement to acquire United States Satellite Broadcasting (USSB) for approximately $1.3 billion. In early 1999 Pittway sold one million of its 3,781,375 shares of USSB and will sell its remaining shares if the acquisition is completed as planned. We expect to realize a minimum after-tax gain of $18 million on the transaction. Cylink (we own 8,606,085 shares) sold its wireless business in March for a substantial profit, leading to a one-time pre-tax gain for Pittway of $6.6 million. Cylink also increased its data encryption sales but lost a significant amount of money in the process. Its marketing and product development costs remain high, especially for its newer internet/intranet systems. At the end of the year, Cylink installed a new top management team to address its ongoing challenges.

As for our other non-operating investments, we signed an agreement with a real estate development firm late in October to sell approximately 1700 acres of land we own near Tampa for a mixed residential and commercial development. The land sale is contingent on the developer getting necessary permits and approvals for the contemplated project. We are also discussing the sale of additional property we own in Tampa with other developers.

In September we split our stock two-for-one to increase our float. We also established a $.0868/share per year dividend ($.0217 per quarter) on our Common Stock and a $.12/share per year dividend ($.03 per quarter) on our Class A Stock. These dividends, when combined with Penton Media's $.12/share per year dividend, represent a modest 8% increase in the dividend received by Pittway stockholders before the Penton Media spin-off.

There is one other matter to report which saddens all of us who have been associated with Pittway and its predecessor company, Standard Shares, over the last 40 years. Sidney Barrows, Vice-Chairman of the Company and long-time member of its Executive Committee, unexpectedly passed away in July. A brilliant lawyer who was respected by all his peers, Sid was an invaluable advisor to the Company as it grew from a small conglomerate into a large multinational firm. His passing was a great loss to all of us.


EXTENDING OUR REACH

Over the last nine years we at Pittway have worked hard to expand our alarm and communications business and position it to penetrate growing markets whether they be geographical or product-based. We have shown a willingness to invest significant amounts of money in market and product development, always believing that we could overcome start-up problems and end up with profitable extensions of our business. Our strategy has been very simple. We want to have a full range of alarm and monitoring equipment. We want to achieve design, performance and manufacturing excellence in all the product markets we serve. We want to be leaders, not followers, in new technology. We want the capability to reach our worldwide customer base quickly and efficiently. Finally, we want to give our customers outstanding support and service so they can succeed with their businesses.

During the last eight years, a period in which our sales have grown at a 21% compound rate and our operating earnings at a 33% compound rate, we have made major strides toward realizing our strategic goals.

In the area of product design and development, we have become the recognized worldwide leader in many key categories-burglar alarm controls, fire alarm controls, system smoke detectors and long-range radio systems. We are co-leader in short-range wireless systems and making headway at becoming the leader in space protection and fire alarm sounding devices. Our numerous engineering groups are turning out large numbers of new products, products which reinforce our existing leadership in key product categories and products which will enable us to significantly expand sales in key target markets.

1998 underscored our growing commitment to new product development. We launched a record number of new products including a self-contained wireless system (Lynx), a new wireless keypad receiver for wired/wireless alarm systems, a Low Profile detector with a built-in piezoelectronic sounder (1998 Product of the Show at the Spring
International Security Conference in Las Vegas) and several new
"intelligent" fire alarm controls.

We continued to be "cutting edge" product developers. System Sensor extended its leadership in the specialty detector market by completing development of its remarkable dust-resistant Filtrex(tm) detector and by formally launching a new series of air duct detectors, the Innovair(tm) series. Notifier introduced a lower-cost version of its very intelligent early warning VIEW(tm) detection system. VIEW(tm) continues to outperform expensive and hard-to-install air sampling systems in telecommunications and clean room environments.

Launching innovative new products in the alarm market does not, by itself, guarantee success. New products must offer more features, better value to users, and yet have lower costs to compete in an increasingly competitive and deflationary world. Ademco Sensor's new pet immune passive infrared motion sensors, System Sensor's newly improved SpectrAlert(tm) line of fire horn/strobes and Notifier's new manual pull station symbolize our success in meeting these design challenges.

We should also point out that our new product development efforts are increasingly aimed at international markets. In Europe, for example, Notifier announced a key new intelligent fire control line which, as it gets approved throughout the region, should enable it to expand its share of the large European fire alarm market. Ademco-MicroTech launched new wired/wireless hybrid control lines which feature wireless components meeting the stringent requirements of European approval authorities. As several of our large international customers aggressively pursue the residential alarm market in Europe and other areas of the world, we will be able to service their need for flexible, cost-effective control systems.

In Latin America, Eastern Europe and selected markets elsewhere, Ademco started selling a very low cost version of its VISTA(r) line, a product which should allow us to be competitive with low cost local competitors and establish a meaningful position in alarm markets worldwide.

While we are very proud of our internal design capabilities, we recognize that the alarm market is growing fast in areas where we lack development expertise or need additional engineering resources. For this reason we have been actively acquiring companies around the world.

The most notable acquisition we made in 1998, that of Northern Computers in December, greatly strengthens our position in the access control market. Northern is one of the largest manufacturers of access control systems in the world and has a very strong position in the small to mid-sized U.S. access control market. It is also moving into the upscale engineered access systems market and will be aided by work Pittway has been doing in this area. Northern will be a key platform for Pittway as it expands its integrated security systems business.

We also filled other gaps in our overall product line when we acquired two companies in the rapidly expanding closed circuit television (CCTV) equipment market, Video Controls Limited (VCL) and Rapid Eye. VCL is one of England's leading manufacturers of surveillance camera domes and has excellent product technology. We believe that VCL can expand its European business and become a factor in the large North American market for domes. Surveillance domes are an important part of most CCTV systems and represent a $100 million market worldwide. Rapid Eye is a small company that manufactures advanced digital video transmission and storage equipment and specializes in remote surveillance systems such as those used to monitor automatic teller machines.

We continued to actively expand our fire systems business worldwide. Notifier purchased one of Australia's leading fire controls companies, Forcal Services (Inertia Fire Systems), and then followed up that acquisition by buying an important regional fire equipment distributor in the Australian market, Safeguard. In England, Notifier fortified its market position by buying IAS, a small but well regarded fire controls company. The manufacturing operations of IAS and Morley (purchased late in 1997) are being transferred to Notifier's major assembly plant in Burgess Hill, England.

Having an industry leading product design and development effort is, of course, critical to success in any market. But to be a true market leader, a company like Pittway has to provide its products in a timely manner to customers all over the world.

Our first-rate product distribution system is one of our greatest strengths. At the start of the 1990s we already had a well earned reputation for product delivery thanks to our factory direct logistics capability and our rapidly expanding network of ADI, Ademco International, and Notifier distribution outlets. In the last eight years we have improved our delivery capabilities in every part of the world.

ADI now has five major shipping hubs and 108 outlets throughout North America. In 1998 it purchased Alarm Suppliers, the largest burglar/fire alarm distributor in Northern California. In January of 1999 it acquired KingAlarm, a strong regional distributor, originally founded by Glenn Fischer, with outlets in New Jersey, New York and elsewhere in the United States. ADI now has full coverage in the North American market.

Ademco International purchased a small alarm components distributor in France in September and another small distributor in the Netherlands which it merged into Security House, now the largest alarm distributor in its market. Ademco International now has strong distribution operations in Spain, Italy, the Netherlands, England, Australia and Hong Kong.

Notifier substantially expanded its distribution capabilities in Australia, thanks to the two acquisitions mentioned earlier, and also established a new distribution business in Sweden. Notifier already has major company owned distribution operations in England, Spain, Italy, Germany, Belgium, and Hong Kong.

Our company owned distribution operations abroad are augmented by a network of over 3,500 independent burglar/fire alarm distributors and over 600 fire equipment distributors in 46 countries on six continents.

A substantial portion of the goods we market and distribute are produced by our own operations which are increasingly becoming worldwide in scope. We now have major assembly operations in England (burglar alarm components and fire controls), Italy (smoke detectors), Mexico (burglar alarm components, smoke detectors and horn/strobes), and China (smoke detectors). We have smaller assembly operations in Canada and Australia (fire alarm controls). We have invested tens of millions of dollars in flexible manufacturing systems at these facilities and are actively implementing "lean" manufacturing techniques to improve quality, shorten order response times, lower assembly costs and reduce working capital and the use of space.

With all the progress we have made in product development, distribution and manufacturing, we still realize that outstanding customer support and technical assistance is a must if we are to retain our position as the alarm industry's leading supplier.

In recent years we have expanded our service/support operations in the United States and have established over 50 sales/support offices in 15 countries abroad. We have also extended the reach of our highly successful independent dealer networks-Notifier, First Alert Professional and FCI. First Alert Professional, for example, now has 36 dealers in Latin America, 20 dealers in Canada, and 6 in England. Just 2 years ago First Alert Professional had no international dealers. Notifier now has engineered systems distributors in nearly every market of significance in the world. Over half its business is international; in 1990 only 12% of its business was offshore. FCI has strengthened its dealer network over the last two years by adding 51 distributors in North America.

We have clearly come a long way over the last nine years extending our reach in terms of product development, manufacturing, distribution and customer service. Our challenge is to maintain our high standards and extend that reach more.

King Harris, President and Chief Executive Officer
February 17, 1999


NEW PRODUCTS:

Lynx
Ademco's quick-install residential wireless security system with full keypad, easy-to-read LCD display, English speaking voice response and voice memo.

NBG-12 Series
Notifier's non-coded, durable manual fire alarm pull station features single and dual-action versions with multiple mounting options.

Vista(r) 5
Ademco Europe's low cost, wired control/communicator with advanced features and attractively styled LED keypads.

AFC-600
Notifier's intelligent addressable fire alarm control panel with RISC based micro-processor and support for FlashScan(tm) digital device protocol.

Innovair(tm)
System Sensor's low profile, easily interconnectible duct smoke detector for HVAC applications, with industry-leading features including a supervised cover.

100 Series with sounder
System Sensor's low profile, direct-wire intelligent smoke detector with built-in sounder and SmartCheck(tm) self-diagnostics.

5800 EU Series
Ademco Europe's supervised wireless security system installs easily and requires no special programming tools or switch settings.

Filtrex(tm)
System Sensor's revolutionary new smoke detector provides early warning in dirty, dusty environments where traditional sensors are not practical.


GROUP LOCATIONS AND DIVISIONS

Pittway Security Group
165 Eileen Way
Syosset, NY 11791
tel. 516-921-6704

Chairman and CEO
Leo A. Guthart


Ademco Distribution, Inc. (ADI)
President
Steven I. Roth

Executive Vice Presidents
Michael Cannata
Joseph Cappelletti

Senior Vice Presidents
Dennis Babcock
David Cook

Vice Presidents
Tom Braun
John Burton
Anthony Caputo
Michael Chanenchuk
Pat Comunale
Mark Ingram
Chris Lanier
Stan Martin
Martin Mueller
James W. Rothstein
Arthur Shaw
Warren Stillwell
Jordan Thomasson


Ademco Distribution International
Etobicoke, Ontario, Canada
Vice President and
Managing Director
Ken Hall


Alarm Device Manufacturing Company (ademco)
President
Roger B. Fradin

Executive Vice
Presidents
Ben Cornett
Martin Higgins
Dennis Raefield

Senior Vice Presidents
Edward Freeman
Herbert Lustig

Vice presidents
Steven Amodeo
Mark Chekos
Kathy Engel
Gordon Hope
Charles A. LaCarrubba
John Lorenty
Frank Marino
Kevin O'Connor
Martin Raphael
Ron Rothman
Joe Sausa
Alvin Silver
Nick Vitarelli


Ademco de Juarez
Juarez, Mexico
General manager
Manuel Rivera


Ademco Sensor
Company (ASC)
Louisville, Kentucky
President
Ben Cornett

Vice president
Tom Polson


APEX
Raleigh, North Carolina
President
Jim Filer


Fire Burglary Instruments (FBII)
Syosset, NY
Senior vice president
Theodore Simon


First Alert Professional
Syosset, NY
President
Ivan Scharer

Senior vice president
Ken Weinstein

Vice president
Jeffrey Vollmar


Radscan, Inc.
(Alarmnet)
Syosset, NY
President
Steven Winick


StreetSmart
San Diego, CA
President
Mike Lamb

Vice president
Mark O'Keefe


Ademco
Systems Group
Syosset, NY
President
Dennis Raefield

Vice president
Tam Hulusi


Government Systems Division
Syosset, NY
President
John Sasso


Javelin Systems
Torrance, California
President
Graham Wallis

Executive vice
President
Ray Payne

Vice president
Ron Levy


Northern Computers, Inc.
Milwaukee, WI
President
Joel Konicek

Vice presidents
Charles Baker
James Vinson


Ademco International
Syosset, NY
President
Andreas Kramvis

Vice presidents
Paul Brennan
Dean McCaskill
Alan Wachtel


Ademco MicroTech Limited
East Kilbride, Scotland
Managing director
Jim Green

Directors
Robert Ebrey
Jim Gemmill
Paul Kenny


Video Controls Ltd.
Runcorn, United Kingdom
Managing director
Phill Burton

Directors
Keith Parkins
John Prosser


Ademco Asia-Pacific Limited
Hong Kong, China
General manager
N.H. Lam


Ademco Australia, Pty. Ltd.
Managing director
Barry Whitton


Ademco-Canada
Mississauga, Ontario
President
J.P. Chalmin


Ademco-Italia S.p.A.
Corsico, Italy
Managing director
Giordano Picchi

Director
Stefano Fratini


SAS France
Palaiseau, France
General manager
Bruno Creiche


Security House
The Netherlands
Managing director
Jos Mathot


Ademco-Sontrix
Espana, A.S.
Madrid, Spain
Managing director
Pedro de Ibarrando

Affiliate
Cylink Corporation
Sunnyvale, California
Chairman
Leo A. Guthart


Pittway Systems Technology Group
4225 Naperville Road
Suite 155
Lisle, IL 60532
tel. 630/577-3700

President and CEO
Fred Conforti

Vice president
George Schoenfelder


Notifier/Fire-Lite Alarms, Inc.
Northford, Connecticut

President
Mark S. Levy

Senior vice presidents
Donald D. Anderson
W. Allen Fritts

Vice Presidents
John A. Chetelat
David M. DeMeo
Paul L. Harris
Fabian J. Skretta
Frank N. Tomberlin


Notifier Engineered Systems Company (NESCO)
Atlanta, Georgia
Vice President
Kenneth A. Plummer


Notifier Integrated Systems (NIS)
Atlanta, Georgia
Vice President
Kenneth A. Plummer

General Manager
Nicholas G. Martello


Notifier Integrated Systems (NIS)
Louisville, Kentucky
Vice President
George J. Zamiar


Notifier Europe
Notifier Limited
Burgess Hill, U.K.
Managing Director
Richard B. Marshall


Morley/IAS Fire Systems
Burgess Hill, U.K.


Notifier AB
Huddinge, Sweden
General Manager
Lennart Person


Notifier Benelux S.A.
Alleur, Belgium
General Manager
Wim Vandenberghe


Notifier Deutschland GmbH
Dusseldorf, Germany
General Manager
Holger Hesse


Notifier Espana S.A.
Barcelona, Spain
General Manager
Miguel Moreno


Notifier Italia S.r.L.
Milan, Italy
General Manager
Franco Dischi


Notifier International
Northford, CT.
Senior Vice President
W. Allen Fritts
Vice President
Paul L. Harris


Notifier Canada
Toronto, Canada
Managing Director
Ivan Spiegel


Notifier Far East
Kowloon, Hong Kong
Managing Director
Steve Higgins


Notifier/Inertia Fire Systems
New South Wales, Australia
Managing Director
David Callus


Notifier Middle East
Amman, Jordan
Managing Director
Gideon Golan


Notifier Latin America
Sao Paulo, Brazil
Managing director
George Clark


System Sensor
Division
St. Charles, Illinois

President and CEO
John W. Hakanson

Senior Vice President
Gary L. Lederer

Vice Presidents
Nicholas Bellavia
James B. Brown
Aroon Chaddha
Donald Malaker


Audible/Visible & Waterflow Division
St. Charles, Illinois
Vice President and
General Manager
John Strauss


System Sensor de Mexico SA de CV
Juarez, Mexico
general manager
Agustin Sosa


System Sensor Europe
Horsham, U.K.
Managing director
David C. Harvey


Pittway Tecnologica S.p.A.
Trieste, Italy
President
Vincenzo Nesta


System Sensor International
St. Charles, Illinois
Vice President and
General Manager
James B. Brown


System Sensor Canada
Mississauga, Canada
Managing Director
Peter Collier


Xi'an System Sensor
Electronics, Ltd.
Xi'an, China
General manager
Li Ning


Fire Control Instruments (FCI)
Waltham, Massachusetts

President and CEO
Arthur S. Appel

Vice Presidents
Gregory Fowler
Carl Hagarty
Kenneth LaRocque


Microlite
Corporation
West Chicago, Illinois
President
Richard LeBlanc

Vice president
Darrell Chelcun


Pittway Real Estate
Wesley Chapel, Florida
Tel. 813-973-3685
President
Paul R. Gauvreau

Vice President
Harold E. Rice, Jr.



BOARD OF DIRECTORS

Eugene L. Barnett (a)
Chairman of the Audit Committee; Consultant, former Chairman of
The Brand Companies

Fred Conforti
Vice President; President and CEO of the Pittway Systems
Technology Group

E. David Coolidge, III (a)(d)(e)
CEO William Blair & Company
(investment banker)

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

King Harris(c)(e)
President and CEO

Nelson Harris (c)
Chairman of the Board

William W. Harris (b)(c)(e)
Chairman of the Nominating Committee; Private Investor; Treasurer of KidsPac (political action committee)

Jerome Kahn, Jr. (b)
President of William Harris Investors, Inc. (investment advisors)

John W. McCarter, Jr. (b)
President and CEO Field Museum of Natural History

Committee Membership:
(a) Audit
(b) Compensation
(c) Executive
(d) Investment
(e) Nominating



OFFICERS

Neison Harris (83)
Chairman of the Board

Irving B. Harris (88)
Chairman of the Executive Committee

King Harris (55)
President and CEO

Leo A. Guthart (61)
Vice Chairman of the Board

Fred Conforti (57)
Vice President

Edward J. Schwartz (57)
Vice President

Paul R. Gauvreau (59)
Financial Vice President,
Treasurer and CFO

James F. Vondrak (54)
Corporate Secretary

Philip McCanna (51)
Controller



CORPORATE INFORMATION

General Offices
200 South Wacker Drive, Suite 700
Chicago, Illinois 60606-5802
Tel. 312-831-1070

Stock Transfer Agent and Registrar
Harris Trust and Savings Bank
P.O. Box A-3504
Chicago, Illinois 60690-9502
Tel. 800-942-5909

Independent Accountants
PricewaterhouseCoopers LLP
200 East Randolph Drive
Chicago, Illinois 60601

Counsel
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601

Pittway Common (PRY) and Class A (PRYA) stocks are listed on the New York Stock Exchange.

A copy of the Company's December 31, 1998 Annual Report to the
Securities and Exchange Commission on Form 10-K (excluding exhibits) is enclosed.

These financial statements are available on-line at:www.pittway.com

Pittway Corporation
200 South Wacker Drive
Suite 700
Chicago, Illinois 60606-5802